     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 2000

                                               REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            SIMPLE TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CALIFORNIA                             3572                             33-0399154
 (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                              3001 DAIMLER STREET
                        SANTA ANA, CALIFORNIA 92705-5812
                                 (949) 476-1180
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           --------------------------

                               MANOUCH MOSHAYEDI
                            CHIEF EXECUTIVE OFFICER
                            SIMPLE TECHNOLOGY, INC.
                              3001 DAIMLER STREET
                        SANTA ANA, CALIFORNIA 92705-5812
                                 (949) 476-1180
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                           --------------------------

                                   COPIES TO:

            KENNETH R. BENDER, ESQ.                           BRYANT B. EDWARDS, ESQ.
             ALLEN Z. SUSSMAN, ESQ.                            TERI L. WITTEMAN, ESQ.
            PAUL S. BERNSTEIN, ESQ.                               ESTHER CHU, ESQ.
             JOSHUA ARMSTRONG, ESQ.                               LATHAM & WATKINS
             MICHAEL W. CHOU, ESQ.                             633 WEST FIFTH STREET
        BROBECK, PHLEGER & HARRISON LLP                    LOS ANGELES, CALIFORNIA 90071
             550 SOUTH HOPE STREET                                 (213) 485-1234
         LOS ANGELES, CALIFORNIA 90071
                 (213) 489-4060

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                              PROPOSED MAXIMUM
                 TITLE OF EACH CLASS OF                          AGGREGATE                 AMOUNT OF
              SECURITIES TO BE REGISTERED                    OFFERING PRICE (1)         REGISTRATION FEE
Common Stock, $0.001 par value..........................        $57,500,000                $15,180.00

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHEN THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 15, 2000

                                     [LOGO]

                                            SHARES
                                  COMMON STOCK

    Simple Technology, Inc. is offering       shares of its common stock. This
is our initial public offering, and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "STEC." We anticipate that the initial
public offering price will be between $      and $      per share.

                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                            ------------------------

                                                              PER SHARE      TOTAL
                                                              ----------   ----------
Public Offering Price.......................................  $            $
Underwriting Discounts and Commissions......................  $            $
Proceeds to Simple Technology...............................  $            $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Simple Technology has granted the underwriters a 30-day option to purchase
up to an additional       shares of common stock to cover over-allotments.

                            ------------------------

ROBERTSON STEPHENS
                         BANC OF AMERICA SECURITIES LLC
                                                         NEEDHAM & COMPANY, INC.

               THE DATE OF THIS PROSPECTUS IS             , 2000

                               INSIDE FRONT COVER

    The Simple Technology logo is at the center of the page. Above the logo are the words "Engineering," "Manufacturing" and "Testing," accompanied by three pictures: (1) an engineer at a computer workstation; (2) a factory worker on the manufacturing or testing lines; and (3) two engineers handling a memory card while engaged in a discussion.

    To the right of the logo are the words "Memory," "Flash" and "Solid State Devices," accompanied by two pictures. The first picture depicts a circuit board with memory modules and the second picture depicts a Simple Technology CompactFlash-TM- card.

    Below the logo is the phrase "Worldwide Support & Sales," accompanied by three pictures and an image of the Simple Technology website. The pictures depict: (1) the Simple Technology sales force at work; (2) a sales or service employee on the phone with another sales or service employee in the background; and (3) Simple Technology's headquarters.

                                INSIDE GATEFOLD


Inside Gatefold         Across the top of the page is the phrase "Flash Cards."
Left Page:              Under the label "Flash Cards," there are pictures of a Flash storage card and a CompactFlash-TM- card, both branded with the Simple Technology logo, with lines connecting them to
                        three digital cameras, three MP3 digital audio players and three personal digital assistants (PDAs). The Simple
                        Technology logo appears in the lower right corner of the
                        page.

Inside Gatefold         Across the top of the page is the phrase "DRAM Memory
Right Page:             Modules." In the center of the page is a large picture of a circuit board with stacked memory modules. The three
                        pictures around the large center picture of the circuit
                        board depict: (1) a close up of stacked memory modules; (2)
                        equipment used in manufacturing or testing of the memory
                        modules; and (3) an engineer examining a computer monitor
                        showing a schematic of a memory module. The Simple
                        Technology logo appears in the upper right corner of the
                        page.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS, OR SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "SIMPLE TECHNOLOGY," "WE," "US" AND "OUR" REFER TO SIMPLE TECHNOLOGY, INC., A CALIFORNIA CORPORATION, AND OUR SUBSIDIARIES.

    UNTIL             , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      3
Risk Factors................................................      8
Forward-Looking Statements..................................     24
S Corporation Status and Conversion.........................     24
Use of Proceeds.............................................     27
Dividend Policy.............................................     27
Capitalization..............................................     28
Dilution....................................................     29
Selected Consolidated Financial Data........................     30
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     31
Business....................................................     42
Management..................................................     61
Certain Transactions........................................     75
Principal Shareholders......................................     80
Description of Capital Stock................................     82
Shares Eligible for Future Sale.............................     85
Underwriting................................................     87
Legal Matters...............................................     89
Experts.....................................................     89
Where You Can Find More Information.........................     90
Index to Consolidated Financial Statements..................    F-1

                            ------------------------

    We own or have rights to product names, trade names and trademarks that we use in conjunction with the sale of our products, including
Simple-Registered Trademark-, Simple Technology-Registered Trademark-, SiliconTech-TM-, IC Tower-TM- and CompactFlash-TM-. The CompactFlash Association makes the CompactFlash name and logo available royalty-free to member companies. References in this prospectus to CompactFlash are references only to our products unless otherwise indicated. This prospectus also contains other product names, trade names and trademarks that belong to other organizations.

                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS INFORMATION WE PRESENT MORE FULLY ELSEWHERE IN THIS PROSPECTUS. BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE DECIDING TO INVEST IN THE SHARES OF OUR COMMON STOCK. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD LOOKING STATEMENTS AS A RESULT OF FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" AND IN OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  OUR COMPANY

    Simple Technology is a leading independent provider of standard and custom memory solutions, with products based on dynamic random access memory, or DRAM, static random access memory, or SRAM, and Flash memory technologies, such as CompactFlash. We design, manufacture and market a comprehensive line of over 2,500 memory, storage and connectivity products used in high performance computing, networking and communications, consumer electronics and industrial applications. Our patented IC Tower stacking technology allows multiple standard components to be stacked together to provide increased functionality in the same form factor as a single component. Our CompactFlash technology provides portable digital devices, such as digital cameras and MP3 digital audio players, with increased storage and functionality in a smaller form factor. Our Original Equipment Manufacturer, or OEM, Division, known as SiliconTech, primarily sells custom memory products for new systems. Our Aftermarket Division primarily sells standard and custom memory and storage products which are mainly used as upgrades to existing systems.

    The demand for memory products in digital electronic systems is growing rapidly. The development of high performance PCs and servers and the evolution of Internet infrastructure have increased the demand for greater capabilities in the storage, manipulation, transfer and management of digital data. Digital computing and processing have extended beyond traditional computer systems, such as PCs and servers, to include a wide array of networking and communications, consumer electronics and industrial applications, including routers, switches, digital cameras, digital video recorders, MP3 digital audio players, personal digital assistants, or PDAs, embedded controls and medical instruments. The increased functionality and decreased size of many of these products have led to a greater demand for higher density memory products with smaller form factors, lower power consumption and higher speeds at lower cost. The shift to modular PC and server designs configured with a base level of memory and sockets for upgrade memory has led to a growing demand for aftermarket memory modules. According to Dataquest, the worldwide market for DRAM is expected to grow at a compound annual growth rate of 44.3% from $21.0 billion in 1999 to $63.1 billion in 2002, the worldwide market for SRAM is expected to grow at a compound annual growth rate of 8.5% from $4.3 billion in 1999 to $5.5 billion in 2002, and the worldwide market for Flash memory is expected to grow at a compound annual growth rate of 19.7% from $3.9 billion in 1999 to $8.0 billion in 2003.

    As product lead times shorten and time-to-market and time-to-volume become more critical in product adoption and success, OEMs are increasingly outsourcing the design, development and manufacture of memory products to third party memory providers. By outsourcing, OEMs are able to focus their resources on activities and technologies in which they add the greatest value, such as system design, sales, marketing and distribution. As memory products increase in complexity, the design, manufacturing and test processes become more automated, requiring a greater level of investment in capital equipment and skilled engineers and specialists. In addition, the proliferation of a wide variety of memory devices, as well as frequent product design changes, short product life cycles and component price fluctuations, has created increased difficulties for OEMs to plan, procure and manage their inventories efficiently. We believe our technical capabilities and volume manufacturing strengths allow our OEM customers to cost-effectively design and implement customized, advanced memory chip technology in high volume product applications. In addition, we believe our design, manufacturing, testing and logistics expertise, along with our proprietary technologies, enables us to respond to our customers' rapidly changing product and service requirements by providing our customers with timely access to higher speed and higher density memory products, reducing our customers' time-to-market and time-to-volume, and decreasing our customers' capital requirements and production and inventory costs.

    Our goal is to be a worldwide leader in the design, manufacture and marketing of standard and custom memory solutions. The following are key elements of our strategy:

    - Expand and broaden our product line;

    - Maintain and extend our technological and engineering leadership;

    - Aggressively engage OEMs;

    - Aggressively engage aftermarket customers;

    - Increase manufacturing efficiencies;

    - Further penetrate international markets; and

    - Pursue acquisitions of complementary businesses and technologies.

    In 1999, our principal direct OEM Division customers included Dell Products L.P., Mitsubishi Electronics America, Inc., Motorola, Inc., Unisys Corporation and Xerox Corporation. In 1999, our principal Aftermarket Division customers included Avnet Computer, Best Buy Co., Inc., CDW Computer Centers, Inc., Costco Wholesale Corporation, Ingram Micro Inc., Micro Warehouse, Inc. and PC Connection, Inc.

                             CORPORATE INFORMATION

    Simple Technology, Inc. was incorporated in California in March 1990. Our principal executive offices are located at 3001 Daimler Street, Santa Ana, California 92705-5812. Our telephone number is (949) 476-1180. Our website is located at www.simpletech.com. INFORMATION CONTAINED ON OUR WEBSITE IS NOT PART OF THIS PROSPECTUS.
                            ------------------------

    UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT:

    - THE INITIAL PUBLIC OFFERING PRICE WILL BE $    PER SHARE;

    - EACH SHARE OF OUR COMMON STOCK HAS BEEN SPLIT ON A   FOR   BASIS PRIOR TO
      THE COMPLETION OF THIS OFFERING;

    - THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT OPTION TO PURCHASE
      UP TO       ADDITIONAL SHARES OF OUR COMMON STOCK;

    - OUR S CORPORATION STATUS UNDER SUBCHAPTER S OF THE INTERNAL REVENUE CODE HAS BEEN REINSTATED FOR THE PERIODS DURING WHICH IT WAS INADVERTENTLY TERMINATED AND WE HAVE TERMINATED OUR REINSTATED S CORPORATION STATUS AS OF THE DATE IMMEDIATELY PRECEDING THE COMPLETION OF THIS OFFERING;

    - IMMEDIATELY PRIOR TO THE COMPLETION OF THIS OFFERING, WE HAVE ISSUED ADDITIONAL PAID-IN CAPITAL NOTES TO OUR EXISTING SHAREHOLDERS IN THE AGGREGATE PRINCIPAL AMOUNT OF $3.0 MILLION REPRESENTING ADDITIONAL PAID-IN CAPITAL ORIGINALLY INVESTED BY THEM;

    - IMMEDIATELY PRIOR TO THIS OFFERING, WE HAVE ISSUED UNDISTRIBUTED EARNINGS NOTES TO OUR EXISTING SHAREHOLDERS IN AN AGGREGATE PRINCIPAL AMOUNT EQUAL TO OUR UNDISTRIBUTED EARNINGS FROM THE DATE OF OUR FORMATION THROUGH THE DATE IMMEDIATELY PRIOR TO THE COMPLETION OF THIS OFFERING;

    - WE WILL ISSUE       SHARES OF COMMON STOCK AT THE INITIAL PUBLIC OFFERING
      PRICE TO OUR EXISTING SHAREHOLDERS UPON THEIR CONTRIBUTION TO US OF THE ADDITIONAL PAID-IN CAPITAL NOTES UPON THE COMPLETION OF THIS OFFERING; AND

    - WE WILL USE A PORTION OF THE NET PROCEEDS FROM THIS OFFERING TO REPAY THE UNDISTRIBUTED EARNINGS NOTES HELD BY OUR EXISTING SHAREHOLDERS.
                            ------------------------

                                  THE OFFERING


Common stock offered by Simple Technology.........  shares
Common stock to be outstanding after the            shares
  offering........................................
Use of proceeds...................................  We intend to use a portion of the net proceeds from this offering for debt repayment under our
                                                    line of credit and repayment of the
                                                    undistributed earnings notes held by our
                                                    existing shareholders. We intend to use the
                                                    balance of the net proceeds for working capital
                                                    and general corporate purposes. See "Use of
                                                    Proceeds."
Proposed Nasdaq National Market symbol............  STEC

    The number of shares of common stock to be outstanding after this offering
is based upon       shares of common stock outstanding as of February 29, 2000,
the issuance of       shares of common stock at the initial public offering
price to our existing shareholders upon the their contribution to us of the additional paid-in capital notes upon completion of this offering, and the shares of common stock being sold by us in this offering, and excludes:

    - shares of common stock issuable upon exercise of stock options outstanding as of February 29, 2000 under our 1996 Stock Option Plan at a weighted average exercise price of $ per share;

    - shares of common stock reserved for future issuance under our 2000 Stock Incentive Plan;

    - shares of common stock reserved for future issuance under our 2000 Employee Stock Purchase Plan; and

    - Up to       shares of common stock to be sold by us if the underwriters exercise their over-allotment option in full, as described in "Underwriting."

    Our 1996 Stock Option Plan will be succeeded by our 2000 Stock Incentive Plan upon the completion of this offering. You should read the discussion under "Management--Stock Plans/ Employee Compensation Programs" for additional information concerning our 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan.

                            ------------------------

    This prospectus includes statistical data regarding our company and the industries in which we compete. These data are based on our records taken or derived from information published or prepared by various sources, including Dataquest. Market data used throughout this prospectus relating to our relative position in our industry are based upon industry sources and the good faith estimates of our management, based upon relevant information known to them. Although we believe those sources are reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following tables set forth summary consolidated financial data for Simple Technology. The historical results presented are not necessarily indicative of future results. The summary consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                          YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                              1995       1996       1997       1998       1999
                                            --------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues..............................  $206,756   $163,716   $159,088   $122,288   $192,593
Cost of revenues..........................   181,595    137,442    131,094     98,168    152,973
                                            --------   --------   --------   --------   --------
Gross profit..............................    25,161     26,274     27,994     24,120     39,620
Total operating expenses..................    13,811     22,897     26,877     24,880     25,713
                                            --------   --------   --------   --------   --------
Income (loss) from operations.............    11,350      3,377      1,117       (760)    13,907
Interest and other expense, net...........     2,018      1,496      1,741      1,380      1,922
                                            --------   --------   --------   --------   --------
Income (loss) before provision (benefit)
  for income taxes........................     9,332      1,881       (624)    (2,140)    11,985
Provision (benefit) for income taxes......       133       (201)         2         23       (518)
                                            --------   --------   --------   --------   --------
Net income (loss).........................  $  9,199   $  2,082   $   (626)  $ (2,163)  $ 12,503
                                            ========   ========   ========   ========   ========
Net income (loss) per share(2):
  Basic...................................  $          $          $          $          $
  Diluted.................................  $          $          $          $          $

PRO FORMA DATA(1):
Income before provision for income taxes.............................................   $ 11,985
Pro forma provision for income taxes.................................................      4,554
                                                                                        --------
Pro forma net income.................................................................   $  7,431
                                                                                        ========
Pro forma net income per share(2)
  Basic..............................................................................   $
  Diluted............................................................................   $
Weighted average shares outstanding(2)
  Basic...................................
  Diluted.................................

                                                                       DECEMBER 31, 1999
                                                            ----------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL    PRO FORMA(3)   AS ADJUSTED(4)
                                                            --------   ------------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.................................  $ 3,779       $ 3,779
Working capital...........................................   22,855        11,348
Total assets..............................................   55,131        56,631
Total shareholders' equity................................   15,780         3,075

------------------------

(1) Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net income has been computed as if we had been fully subject to federal and state income taxes as a C corporation. Our S corporation status will terminate on the date immediately preceding the completion of this offering, after which time we will be required to pay federal and state corporate-level income taxes as a C corporation. See "S Corporation Status and Conversion," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and note 13 of the notes to our consolidated financial statements.

(2) Reflects a   for   stock split of our common stock prior to the completion
    of this offering and the issuance of       shares of common stock at the
    initial public offering price to our existing shareholders upon their contribution to us of the additional paid-in capital notes. All share and per share amounts have been adjusted to give retroactive effect to the stock split and issuance of these shares of common stock for all periods presented.

(3) Adjusted to reflect our repayment of the undistributed earnings notes held by our existing shareholders in the aggregate principal amount equal to our undistributed earnings from the date of our formation through December 31, 1999, estimated to be approximately $13.6 million, including an increase in net deferred tax assets of $940,000 assuming our S corporation status has been reinstated and subsequently terminated on December 31, 1999. See "S Corporation Status and Conversion."

(4) As adjusted to reflect the sale of       shares of common stock by us at an
    assumed initial public offering price of $      per share, the mid-point of
    the filing range, and the application of the estimated net proceeds from this offering as described under "Use of Proceeds."

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS DESCRIBED BELOW, AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL ALSO MAY IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS OR ANY ADDITIONAL RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE HARMED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MIGHT LOSE PART OR ALL OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, WHICH MAY HARM OUR STOCK
PRICE.

    We may experience substantial period-to-period fluctuations in future operating results due to factors affecting the semiconductor, computer, consumer electronics, and networking and communications industries, many of which are beyond our control. From time to time, each of these industries has experienced downturns, often in connection with, or in anticipation of, declines in general economic conditions and global uncertainty. A decline or significant shortfall in growth in any one of these industries could negatively impact the demand for our products and therefore harm our business, financial condition and results of operations. Moreover, changes in end-user demand for the products sold by any individual customer could have a rapid and exaggerated effect on demand for our products from that customer in any given period, particularly in the event that the customer has accumulated excess inventories of our products. There can be no assurance that our business, financial condition and results of operations will not be harmed in the future due to changes in demand from individual customers or cyclical changes in the semiconductor, computer, consumer electronics, networking and communications or other industries utilizing our products. Moreover, declines in semiconductor prices could affect the valuation of our inventory which could harm our business, financial condition and results of operations.

    Fluctuations in our operating results could cause our share price to decline substantially. We believe that period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as indicators of our future performance. Our sales in, and our operating results for, a particular quarter can vary significantly due to a variety of factors, including those described elsewhere in this prospectus and the following:

    - Fluctuating market demand for and declines in the average sales prices of our products;

    - Overproduction by suppliers of the components used in our products;

    - The loss of any significant customer;

    - Our inability to procure required components or an increase in the cost of such components;

    - The effects of litigation;

    - Changes in our product and sales mix as well as seasonal demand for our products;

    - Market acceptance of new and enhanced versions of our products;

    - The timing of the introduction of new products or components and enhancements to existing products or components by us or our competitors;

    - Delays, cancellations or reductions of customer orders;

    - Inventory obsolescence, product returns and price protection;

    - Manufacturing inefficiencies associated with the start-up of new products and volume production;

    - Expenses associated with acquisitions; and

    - Manufacturing disruptions.

    We base our current and future expense plans in significant part on our expectation of our long-term future revenue growth. As a result, we expect our expense levels to be relatively fixed in the short-run. An unanticipated decline in revenues for a particular quarter would disproportionately affect our net income in that quarter. As a result, our operating results would also be below expectations and, as we have in the past, we could have losses in the short-run. Any one of the factors listed above, or a combination thereof, could harm our quarterly results and, consequently, could cause a decline in our share price. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SINCE WE DEPEND ON A SMALL NUMBER OF SUPPLIERS FOR IC DEVICES, A DELAY IN THE SHIPMENT OF CRITICAL COMPONENTS OR OUR FAILURE TO MAINTAIN OUR EXISTING RELATIONSHIPS AND DEVELOP NEW RELATIONSHIPS WITH SUPPLIERS COULD HARM OUR BUSINESS.

    Integrated circuit, or IC, devices represent approximately 95% of our component costs. We purchase these IC devices from a small number of suppliers. In particular, Hitachi Semiconductor (America) Inc. supplies substantially all of the IC devices used in our Flash memory products. In addition, Fujitsu Microelectronics, Inc., Hyundai Electronics America, Inc., NEC
Electronics, Inc., Toshiba America Electronic Components, Inc. and Vanguard International Semiconductor Corporation supply a majority of the dynamic random access memory, or DRAM, IC devices used in our DRAM memory products. We have no long-term supply contracts. Our dependence on a small number of suppliers and our lack of long-term supply contracts expose us to several risks, including the inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. A disruption or termination of our supply relationship with any of our significant suppliers by natural disaster or otherwise, or our inability to develop relationships with new suppliers, if required, would cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with current or prospective customers, would increase costs and/or prices and would harm our business, financial condition and results of operations. In particular, if our supply relationship with Hitachi Semiconductor (America) Inc. is disrupted or terminated, our Flash business would be substantially harmed. There can be no assurance that we will be able to maintain our existing relationships or develop new relationships with suppliers in the future. See "Business--Suppliers."

OUR INABILITY TO MAINTAIN A STEADY SUPPLY OF COMPONENTS COULD HARM OUR BUSINESS.

    From time to time, industry capacity has become constrained such that some vendors which supply components for our products have placed their customers, ourselves included, on allocation. This means that while we may have customer orders, we may not be able to obtain the materials that we need to fill those orders in a timely manner, which may negatively impact our revenues, gross margins and profitability. The electronics industry has experienced in the past, and may experience in the future, shortages in IC devices, including DRAM, static random access memory, or SRAM, and Flash memory. We have experienced and may continue to experience delays in component deliveries and quality problems which have caused and could in the future cause delays in product shipments and have required and could in the future require the redesign of some of our products. There can be no assurance that we will be able to maintain a steady supply of components in the future. See "Business--Suppliers."

DECLINES IN OUR AVERAGE SALES PRICES MAY RESULT IN DECLINES IN OUR GROSS
  MARGINS.

    The market for memory products is very competitive and has in recent years experienced severe product price erosion, rapid technological change and product obsolescence. Historically, the sales prices of memory products have fluctuated significantly with changes in the supply of and demand for these products. During 1998, industry overcapacity resulted in greater than normal price declines for our memory products, which negatively impacted our revenues, gross margins and profitability. We expect this price erosion will continue in the future. To respond to these pressures, we are attempting to accelerate our cost reduction efforts and develop new products to expand and diversify our product line. However, there can be no assurance that our efforts to reduce costs and develop new products will offset the impact of further declines in average sales prices on gross margins and operating results. Our ability to maintain or increase revenues will be highly dependent upon our ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to compensate for the anticipated declines in sales prices. Sales of our individual products and product lines toward the end of a product's life cycle are typically characterized by rapid declines in sales prices and gross margins, the precise timing of which may be difficult to predict. There can be no assurance that we will be able to increase unit sales volumes, introduce and sell new products or reduce our cost per unit. Our business could also be harmed by decreases in sales prices because lower prices would result in more memory being built into products by original equipment manufacturers, or OEMs, which would favor our largest competitors and reduce the demand for our aftermarket memory products.

BECAUSE SALES TO A SMALL NUMBER OF CUSTOMERS REPRESENT A SIGNIFICANT PORTION OF OUR REVENUES, THE LOSS OF ANY OF THESE CUSTOMERS WOULD HARM OUR BUSINESS.

    Historically, a relatively small number of customers have accounted for a significant percentage of our revenues. In 1999, our ten largest OEM Division customers accounted for an aggregate of 75.4% of our OEM Division revenues or 19.4% of our total revenues. Our largest OEM Division customer accounted for 24.0% of our OEM Division revenues or 6.2% of our total revenues in 1999. No OEM Division customer accounted for more than 10.0% of our total revenues in 1999. In 1999, our ten largest Aftermarket Division customers accounted for an aggregate of 47.6% of our Aftermarket Division revenues or 35.3% of our total revenues. Our largest Aftermarket Division customer, CDW Computer
Centers, Inc., accounted for 26.1% of our Aftermarket Division revenues or 19.4% of our total revenues in 1999. No other Aftermarket Division customer accounted for more than 10.0% of our total revenues in 1999. There can be no assurance that these customers or any of our other customers will continue to utilize our products at current levels, if at all. Furthermore, consolidation in the industry may result in increased customer concentration and the potential loss of customers as a result of acquisitions. The loss of a major customer or any reduction in orders by a major customer would harm our business, financial condition and results of operations. In addition, the composition of our major customer base changes from year to year as the market demand for our customers' products change and we expect this variability will continue in the future. We expect that sales of our products to a small number of customers will continue to account for a significant percentage of our revenues in the foreseeable future and believe that our financial results will depend in significant part upon the success of our customers' products. See "Business--Customers."

DECREASES IN DEMAND FOR CONSUMER ELECTRONICS THAT INCORPORATE FLASH MEMORY WOULD HARM OUR FLASH BUSINESS.

    The market for consumer electronics incorporating Flash memory is relatively new and emerging. The success of our Flash memory products will depend largely on the level of consumer interest in consumer electronics utilizing Flash memory, such as digital cameras, MP3 digital audio players and personal digital assistants, or PDAs, many of which have only recently been introduced to the market. If sales of these or similar products using Flash memory do not grow, our revenues, gross margins and profitability would be harmed. Because we sell our products for use in many new applications, it is difficult to forecast demand. If we are unable to fulfill customer demand for our products, we may lose sales to our competitors.

OUR BUSINESS WOULD BE HARMED IF THE MARKET FOR FLASH MEMORY DOES NOT DEVELOP, OR IF A COMPETING TECHNOLOGY DISPLACES FLASH MEMORY.

    There is currently an absence of a single Flash memory standard. It is possible that Flash memory standards other than those to which our products conform will emerge as the industry standard. If we are unable to anticipate and adequately allocate our resources in a timely and efficient manner toward the production and development of industry standard Flash memory products, we may experience significant delays in releasing new and commercially viable products and our business would be harmed. These delays would provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular Flash memory standard or competing technology than we are. In particular, a primary source of competition may come from companies that offer alternative technologies such as ferroelectric random access memory products. If a competing technology replaces or takes significant market share from the Flash memory market, we would not be able to sell our Flash products and our business would be harmed.

BECAUSE SUBSTANTIALLY ALL OF OUR REVENUES ARE DERIVED FROM THE SALE OF MEMORY PRODUCTS, THE SUCCESS OF OUR BUSINESS IS DEPENDENT ON TRENDS IN THE MEMORY PRODUCTS MARKET.

    The market for memory products is characterized by ongoing advancement in product design and performance standards. In addition, the market for memory products has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average sales prices and production overcapacity. Since 1995, there have been significant declines in DRAM, SRAM and Flash memory prices. Because a substantial portion of our revenues are attributable to the sale of memory products, our failure to develop products with required feature sets or performance standards or delays as short as a few months in bringing a new product to market, as well as future price declines, would harm our business, financial condition and results of operations.

OUR SUCCESS DEPENDS ON OUR KEY PERSONNEL, INCLUDING OUR EXECUTIVE OFFICERS, THE LOSS OF ANY OF WHOM COULD HARM OUR BUSINESS.

    Our success depends on the continued contributions of our senior management and other key research and development, sales and marketing and operations personnel, including Manouch Moshayedi, our Chief Executive Officer, Mike Moshayedi, our President, and Mark Moshayedi, our Chief Operating Officer, Chief Technical Officer and Secretary. We have entered into employment agreements with, and we plan to obtain key man life insurance for, Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi. Competition for employees in our industry is intense. We have had and may continue to have difficulty hiring the necessary engineering, sales and marketing and management personnel to support our growth. There can be no assurance that we will be successful in hiring or retaining such key personnel, or that any of our key personnel will remain employed with us. The loss of any key employee, the failure of any key employee to perform in his or her current position, or the inability of our officers and key employees to expand, train and manage our employee base could harm our business, financial condition and results of operations. See "Management."

OUR EXISTING SHAREHOLDERS WILL HAVE SUBSTANTIAL INFLUENCE OVER OUR OPERATIONS, CAN SIGNIFICANTLY INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL AND MAY HAVE INTERESTS THAT ARE DIFFERENT FROM, OR IN ADDITION TO, YOUR INTERESTS. OUR EXISTING SHAREHOLDERS WILL ALSO RECEIVE MATERIAL BENEFITS IN CONNECTION WITH THIS OFFERING.

    Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology, are members of the same
family and will beneficially own approximately       % of our common stock
following the completion of this offering, or approximately   % if the
underwriters' over-allotment option is exercised in full. As a result, our existing shareholders, voting together, will have the ability to control all matters requiring approval by our shareholders, including the election and removal of directors and approval of significant corporate transactions. Our existing shareholders may have interests that are different from, or in addition to, your interests. In addition, Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi as beneficial shareholders, will receive material benefits in connection with this offering, including dedication of a portion of the net proceeds to the repayment of the undistributed earnings notes in an amount equal to our undistributed earnings from the date of our formation through the date immediately preceding the completion of this offering, estimated to be
$  million as of       , 2000. In addition, upon completion of this offering the
Mosheyedis, as beneficial shareholders, will receive       shares of common
stock at the initial public offering price upon their contribution to us of the additional paid-in capital notes. See "S Corporation Status and Conversion" and "Principal Shareholders."

WE HAVE A HISTORY OF LOSSES AND MAY INCUR FUTURE LOSSES.

    We incurred net losses of $2.2 million in 1998 and $626,000 in 1997. Although we earned net income on a pro forma basis of $7.4 million in 1999, we may incur operating losses and negative cash flows in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH PATENTS, PROPRIETARY RIGHTS AND RELATED LITIGATION MAY ADVERSELY AFFECT OUR BUSINESS.

    We attempt to protect our intellectual property rights through patents, trademarks, copyrights and trade secret common and statutory laws, as well as confidentiality procedures and employee disclosure and invention assignment agreements. Despite our efforts to protect our intellectual property rights, we are currently involved in and may in the future be involved in disputes regarding our intellectual property rights. Therefore, there can be no assurance that:

    - Any of our existing patents will not be challenged, invalidated or circumvented;

    - Patents that we have obtained, or any patents that we may obtain as a result of our pending patent applications, will provide a basis for commercially viable products or will provide any competitive advantages for our products;

    - Our competitors will not independently develop similar products, duplicate our products or design around the patents currently owned by us;

    - We will develop additional patentable products or procedures;

    - The patents of others will not have an adverse effect on our ability to do business;

    - Any claims allowed from our existing patents or pending patent applications will have sufficient scope or strength to preclude competition or infringement;

    - Such measures will provide adequate protection for our patents, trademarks, copyrights, trade secrets or other intellectual property rights;

    - Our competitors, many of which have substantial resources and have made substantial investments in competing technologies, have not already applied for or obtained, or will not seek to apply for and obtain, patents that will prevent, limit or interfere with our ability to make, use and sell our products;

    - Disputes with respect to the ownership of our intellectual property rights will not arise;

    - Our trade secrets and know-how may not become known to third parties, become part of the public domain, or be independently developed by our competitors which in either case would harm our business, financial condition and results of operations;

    - Patents will be issued for any of our pending applications;

    - The laws of foreign countries will adequately protect our intellectual property rights; and

    - Our employee disclosure and invention assignment agreements will be enforceable or that we will have an adequate remedy in the event such agreements are breached.

    We have not applied and do not expect to apply for patent protection in foreign countries. In addition, the laws of foreign countries may not adequately protect our intellectual property rights. Many U.S. companies have encountered substantial infringement problems in some foreign countries. Because some of our products are sold and some of our business is conducted overseas, we have exposure to foreign intellectual property risks.

    The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions. Therefore, we believe that it may be necessary from time to time to preserve our intellectual property rights to initiate litigation against one or more third parties to preserve our intellectual property rights. In addition, from time to time, third parties may bring suit against us. If litigation with regards to our intellectual property rights and/or our products arises, we intend to vigorously enforce and defend our rights, but there can be no assurance that these efforts will be successful. The results of any litigation are inherently uncertain. In the event of an adverse result in such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to practice the infringing technology. Furthermore, there can be no assurance that a license will be available under commercially reasonable terms or at all if we are required to obtain licenses to practice the technology. The failure to obtain a license or the failure to obtain a license upon commercially reasonable terms could cause us to incur substantial liabilities and may suspend the manufacturing of the products utilizing the infringing technology. In addition, such litigation would likely result in significant expense to us and divert the efforts of our technical and management personnel. See "Risk Factors--If we are unsuccessful in our suit against Dense-Pac Microsystems for patent infringement of our IC Tower stacking patent, or if we are unsuccessful in defending against Dense-Pac's counterclaim of patent infringement and patent invalidity, our business would be harmed" and "--Success by Interactive Flight Technologies and Avnet in their suit against us relating to our sale of allegedly defective products would harm our business" and "Business--Intellectual Property Rights" and "--Legal Proceedings."

    In our efforts to maintain the confidentiality and ownership of trade secrets and other confidential information, all of our employees are required to sign employee disclosure and invention assignment agreements. This agreement requires our employees to disclose, document and assign their interest in all inventions, patents and copyrights developed while employed with us. Our employees further agree to preserve all of our confidential information including trade secrets, customer information, know-how and other business information. There can be no assurance that these agreements will provide meaningful protection of our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.

    We have received, and may receive in the future, notifications of potential conflicts of existing patents, pending patent applications or challenges to the validity of existing patents. In addition, we have become aware of, and may become aware of in the future, patent applications and issued patents that relate to our products. If third party patents or patent applications contain claims infringed by our technology and such claims are ultimately determined to be valid, we may not be able to obtain licenses to those patents on commercially reasonable terms, if at all, or be able to develop alternative products. Our inability to do either could harm our business, financial condition and results of operations. We may have to defend ourselves in court against allegations of infringement of third party patents and our defenses may not be successful.

    On October 27, 1999 we received a letter from Micron Electronics, Inc. requesting that we refrain from the manufacture, sale or offer to sell memory products which infringe Micron's U.S. Patent Nos. 5,661,677 and 5,859,792. We are presently evaluating Micron's patents and their relationship to our memory products. If Micron concludes that our products infringe Micron's patents, we may be sued by Micron for patent infringement. Such litigation could result in significant expenses and diversion of management time and other resources. If Micron's patents are found to be valid and our memory products are found to infringe, we may lose our ability to manufacture, sell or offer to sell certain memory products, and we may have to seek a license from Micron in order to use its technology. Further, there can be no assurance that we would be able to secure a license from Micron on commercially reasonable terms, if at all. For more details concerning Micron's allegations, see "Business-Litigation-Micron Electronics, Inc."

IF WE ARE UNSUCCESSFUL IN OUR SUIT AGAINST DENSE-PAC MICROSYSTEMS FOR PATENT INFRINGEMENT OF OUR IC TOWER STACKING PATENT, OR IF WE ARE UNSUCCESSFUL IN DEFENDING AGAINST DENSE-PAC'S COUNTERCLAIM OF PATENT INFRINGEMENT AND PATENT INVALIDITY, OUR BUSINESS WOULD BE HARMED.

    On September 23, 1998, we filed a lawsuit against Dense-Pac
Microsystems, Inc. in the United States District Court for the Central District of California for infringement of our IC Tower stacking patent, U.S. Patent
No. 5,514,907. We are seeking damages and injunctive relief. On October 15, 1998, Dense-Pac filed an answer to our complaint denying our claim of infringement, asserted a defense of patent invalidity against our IC Tower stacking patent and asserted a counterclaim against us alleging infringement of its stacking patent, U.S. Patent No. 4,956,694. On November 12, 1998, we filed an answer to Dense-Pac's counterclaim denying Dense-Pac's claim of infringement against us and asserting a defense of patent invalidity. Dense-Pac is seeking injunctive relief and damages equal to 2% of the sales of our IC Tower stacking products, plus interest. As of December 31, 1999, Dense-Pac sought damages, including interest, totaling approximately $400,000. Dense-Pac has also requested an award of attorneys' fees and treble damages and has reserved the right to seek unspecified lost profits as a result of the alleged infringement. Trial is set for June 2000.

    The outcome of this litigation is uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Dense-Pac litigation, we have incurred, and expect to continue to incur, substantial legal fees and expenses. The Dense-Pac litigation has also diverted, and is expected to continue to divert, the efforts and attention of our key management and technical personnel. As a result, our pursuit and defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse to us, we would be required to pay significant monetary damages to Dense-Pac and would be enjoined from selling those of our products found to infringe Dense-Pac's patent unless and until we are able to negotiate a license from Dense-Pac. In the event we obtain a license from Dense-Pac, we would likely be required to make royalty payments to Dense-Pac with respect to sales of our products covered by the license. Any such payments would increase our expenses and reduce our gross profits. There can be no assurance that we could enter into a license agreement with Dense-Pac on commercially reasonable terms, if at all. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments pursuant to any such license agreement, our business would be harmed. In addition, if our IC Tower stacking patent is found to be invalid, our ability to exclude competitors from making, using or selling the same or similar products to our IC Tower stacking products would cease and our business would be harmed. For more details concerning this litigation, see "Business--Litigation--Dense-Pac
Microsystems, Inc."

WE HAVE INDEMNIFICATION OBLIGATIONS RELATED TO INFRINGEMENT BY OUR PRODUCTS OF THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS WHICH COULD REQUIRE US TO PAY DAMAGES WHICH WOULD HARM OUR BUSINESS.

    We currently have in effect a number of agreements in which we have agreed to defend, indemnify and hold harmless customers and suppliers from damages and costs which may arise from the infringement by our products of third party patents, trademarks or other proprietary rights. We may periodically have to respond to claims and become engaged in litigating these types of indemnification obligations. Any such indemnification claims could require us to pay substantial damages, which would harm our business, financial condition and results of operations. We do not carry infringement insurance.

SUCCESS BY INTERACTIVE FLIGHT TECHNOLOGIES AND AVNET IN THEIR SUIT AGAINST US RELATING TO OUR SALE OF ALLEGEDLY DEFECTIVE PRODUCTS WOULD HARM OUR BUSINESS.

    On June 8, 1998, Interactive Flight Technologies, Inc. filed a lawsuit against Avnet, Inc. in the Superior Court of Maricopa County, Arizona seeking an award for direct and consequential damages arising from a transaction in which we supplied allegedly defective hard disk drives to Avnet for inclusion in an in-flight entertainment system manufactured by Interactive Flight. We purchased the hard disk drives from Integral Peripherals, Inc., the manufacturer, through its distributor, Bell Microsystems, Inc. Integral has since declared bankruptcy and is not a party to this litigation. On July 16, 1998, Avnet filed a third party complaint against us for indemnification pursuant to the terms of a distribution agreement between Avnet and us. On September 18, 1998, we filed an answer denying the third party complaint and filed a third party complaint against, among others, Bell Microsystems seeking indemnification and contribution. On May 24, 1999, Interactive Flight filed a first amended complaint to add us as an additional defendant. On June 8, 1999 Avnet filed a cross claim against us seeking indemnification. On June 18, 1999, we answered the first amended complaint and Avnet's cross claim. We are the beneficiary of a potential insurance claim against the Chubb Group based on a policy of insurance originally issued to Integral by Chubb Group and assigned to us as part of a settlement reached in Integral's bankruptcy proceedings. Interactive Flight is seeking out-of-pocket damages of approximately $3.0 million and consequential damages arising from the alleged loss of contracts with several airline carriers totaling an additional $10.0 million. Trial is set for August 2000.

    This litigation is in the discovery stage, and we cannot predict its outcome with certainty. In connection with this litigation, we have incurred, and expect to continue to incur, substantial legal fees and expenses. This litigation has diverted, and is expected to continue to divert, the efforts and attention of our key management and technical personnel. As a result, our pursuit and defense of this litigation, regardless of its eventual outcome, has been, and will continue to be, costly and time consuming. Should the outcome of the litigation be adverse to us, we would be required to pay significant monetary damages to Interactive Flight and Avnet and our business would be harmed. In addition, we can give no assurance that Chubb will honor our claim for coverage to pay for damages arising out of this litigation. For more details concerning this litigation, see "Business--Litigation--Interactive Flight Technologies, Inc."

WE COULD BE HELD LIABLE FOR PRODUCT DEFECTS, WHICH COULD REQUIRE US TO PAY SUBSTANTIAL DAMAGES AND HARM OUR BUSINESS.

    Complex products such as ours may contain errors, defects and bugs. Delivery of products with production defects or reliability, quality or compatibility problems could hinder market acceptance of our products, which could damage our reputation and harm our ability to attract and retain customers. Errors, defects or bugs could also cause interruptions, delays or a cessation of sales to our customers, and could subject us to warranty claims, causing us to expend significant capital and resources. In addition, errors, defects or bugs may result in additional development costs and diversion of technical and other resources from our other development efforts.

    A number of our product sales and product purchase agreements provide that we will defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from product warranty claims or claims for injury or damage resulting from defects arising out of our products. We maintain insurance to protect against certain claims associated with the use of our products, but there can be no assurance that our insurance coverage would adequately cover any claim asserted against us. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage, could substantially harm our business, financial condition and results of operations. We are currently involved in litigation concerning our sale of allegedly defective hard disk drives to Avnet, Inc. which, in turn, supplied them to Interactive Flight Technologies, Inc. for inclusion in their in-flight entertainment systems. For further details concerning this litigation, see "--Success by Interactive Flight Technologies and Avnet in their suit against us relating to our sale of allegedly defective products would harm our business," and "Business--Litigation--Interactive Flight Technologies, Inc."

WE EXPERIENCE SEASONAL FLUCTUATIONS IN OUR BUSINESS.

    Sales of our products, in particular sales of our Flash memory products, are subject to seasonality. As a result, product sales are impacted by seasonal purchasing patterns with higher sales generally occurring in the third and fourth quarters of each year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ANY ACQUISITIONS THAT WE UNDERTAKE COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE OUR SHAREHOLDER VALUE AND HARM OUR OPERATING RESULTS.

    While we have no current agreements or negotiations underway, we intend to pursue selective acquisitions to complement our internal growth. We intend to seek acquisitions which we believe will strengthen our position in our targeted markets, enhance our technology base, increase or production capacity and expand our geographic base. We intend to seek and acquire companies with synergistic or complementary technologies, manufacturing capabilities and sales channels. If we make any future acquisitions, we could issue stock that would dilute our shareholders' percentage ownership, incur substantial debt or assume contingent liabilities. Our experience in acquiring other businesses, product lines and technologies is limited. Potential acquisitions also involve numerous risks, including, among others:

    - Problems assimilating the purchased operations, technologies or products;

    - Costs associated with the acquisition;

    - Diversion of management's attention from our core business;

    - Adverse effects on existing business relationships with suppliers and customers;

    - Risks associated with entering markets in which we have no or limited prior experience;

    - Potential loss of key employees of purchased organizations; and

    - Potential litigation arising from the acquired company's operations prior to the acquisition.

    There can be no assurance that we would be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could harm our business. In addition, we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed.

PRODUCT RETURNS, PRICE PROTECTIONS AND ORDER CANCELLATIONS COULD REDUCE OUR REVENUES AND HARM OUR BUSINESS.

    To the extent we manufacture products in anticipation of future demand that does not materialize, or in the event a customer cancels outstanding orders, we could experience an unanticipated increase in our inventory. A lack of consumer demand for our products also may result in increased product returns. A significant portion of our sales through aftermarket channels include limited rights to return unsold inventory. In addition, while we may not be contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relations with our customers. Product returns would increase our inventory and reduce our revenues. We have had to write-down and write-off excess inventory in the past. In addition, we offer some of our aftermarket customers limited price protection rights for inventories of our products held by them. If we reduce the list price of our products, these customers receive credits from us. These events could give rise to charges for excess inventory, returns of products by customers, or substantial price protection charges or discounts which could harm our business, financial condition and results of operations.

    We have no long-term volume commitments from our customers. Sales of our products are made through individual purchase orders and, in certain cases, are made under master agreements governing the terms and conditions of the relationships. Customer purchase orders may be canceled and order volume levels can be changed, canceled or delayed with limited or no penalties. We have experienced cancellations of orders and fluctuations in order levels from period-to-period and we expect to continue to experience similar cancellations and fluctuations in the future which could harm our business, financial condition and results of operations.

IF WE FAIL TO COMPETE EFFECTIVELY AGAINST OTHER MANUFACTURERS OF MEMORY PRODUCTS, WE WILL LOSE CUSTOMERS AND OUR BUSINESS WOULD BE HARMED.

    We conduct business in an industry characterized by intense competition, rapid technological change, evolving industry standards, declining average sales prices and rapid product obsolescence. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer standing relationships with customers and suppliers. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price.

    We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets that have similar or alternative products which may be less costly or provide additional features. In addition, some of our significant suppliers, including Advanced Micro
Devices, Inc., Hitachi Semiconductor (America) Inc., NEC Electronics, Inc. and Toshiba America Electronic Components, Inc., are also competitors. These suppliers may have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. Competition may arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Therefore, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

    Our primary competitors include:

       COMPONENT MANUFACTURERS                MODULE/PC CARD ASSEMBLERS             STACKING MEMORY MANUFACTURERS
-------------------------------------   -------------------------------------   -------------------------------------
- Advanced Micro Devices, Inc.          - Celestica Inc.                        - Dense-Pac Microsystems, Inc.
- Hitachi Semiconductor                 - Centennial Technologies               - StakTek Corporation
   (America) Inc.                       - Kingston Technology
- Intel Corporation                     Company
- Micron Semiconductor                  - SanDisk Corporation
   Electronics, Inc.                    - Silicon Storage Technology,
- NEC Electronics, Inc.                 Inc.
- Samsung Electronics Company           - Solectron Corporation
   Ltd.                                 - Viking Components, Inc.
- Toshiba America Electronic
   Components, Inc.

    We compete in our target markets based primarily on quality and price, design and manufacturing technology, and responsiveness to our customers' needs. We expect our competitors will continue to improve the performance of their current products, reduce their prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products. There can be no assurance that enhancements to or future generations of competitive products will not be developed by other companies that offer better prices or technical performance features than our products or that would render our technology or products obsolete or uncompetitive. To remain competitive, we must, among other things, compete favorably on the basis of price, maintain quality levels, provide technologically advanced products, offer flexible delivery schedules, deliver finished products on a timely basis in sufficient volume to satisfy our customers' requirements, successfully protect our intellectual property rights, provide efficient and high volume manufacturing and testing services, and accurately anticipate and prepare for new technological trends and standards in the industry. There can be no assurance that we will be able to compete successfully in the future. See "Business--Competition."

OUR BUSINESS WOULD BE HARMED IF WE FAIL TO PROPERLY RESPOND TO RAPID CHANGES IN TECHNOLOGY BY DEVELOPING NEW AND ENHANCED PRODUCTS AND INTRODUCING THEM IN A TIMELY MANNER.

    The high performance computing, networking and communications, consumer electronics and industrial markets are subject to rapid technological change, product obsolescence, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. Our ability to compete in these markets will depend in significant part upon our ability to successfully develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to respond to changing customer requirements.

    Our success in developing new and enhanced products will depend upon a variety of factors, including our ability to:

    - Integrate various elements of our complex technology;

    - Complete product design efficiently and in a timely manner;

    - Anticipate or respond adequately to technological developments or customer requirements;

    - Implement manufacturing and assembly processes efficiently and in a timely manner;

    - Allocate and increase production capacity; and

    - Maintain high levels of quality and reliability in our manufacturing yields, processes and products.

    We have experienced, and may in the future experience, delays in the development and introduction of new products. Product development is inherently risky because it is difficult to foresee developments in technology, coordinate our technical personnel, and identify and eliminate design flaws. There can be no assurance that defects or errors will not be found in our products after commencement of commercial shipments, which could result in delays in market acceptance of these products. Delays in developing, manufacturing or marketing new or enhanced products could harm our business, financial condition and results of operations. In addition, there can be no assurance that such products, even if introduced, will gain market acceptance or that we will be able to respond effectively to new technological changes or new product announcements by others.

    Our future success also depends in part on our ability to implement new processes and process technologies and achieve higher product densities. We believe that our ability to transition to smaller design rules is critical to our ability to remain competitive. To the extent we are slow in making this transition relative to our competitors, our business, financial condition and results of operations could be harmed. There can be no assurance that we can make this transition quickly enough to remain competitive.

OBTAINING ADDITIONAL CAPITAL TO FUND OUR OPERATIONS AND FINANCE OUR GROWTH MAY IMPAIR THE VALUE OF YOUR INVESTMENT.

    We believe that the net proceeds from this offering, together with our existing assets, anticipated debt and expected cash flow from operations will be sufficient to fund our operations for the next 12 months. However, if we expand more rapidly than currently anticipated or if our working capital needs exceed our current expectations, we may need to raise additional capital through public or private equity offerings or debt financings. Our future capital requirements depend on many factors that affect our research, development, and sales and marketing activities. We do not know whether additional financing will be available when needed, or that we will be able to obtain any available financing on terms favorable to our shareholders or us. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could harm our business, financial condition and results of operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution and the new equity securities may have rights, preferences or privileges senior to those of our existing common stock.

WE FACE RISKS ASSOCIATED WITH DOING BUSINESS IN FOREIGN COUNTRIES, INCLUDING FOREIGN CURRENCY FLUCTUATIONS AND TRADE BARRIERS, THAT COULD LEAD TO A DECREASE IN DEMAND FOR OUR PRODUCTS OR AN INCREASE IN THE COST OF COMPONENTS USED IN OUR PRODUCTS AND IMPAIR OUR FINANCIAL RESULTS.

    The volatility of general economic conditions and fluctuations in currency exchange rates affect the prices of our products and the prices of the components used in our products. Substantially all of our international sales are denominated in U.S. dollars. However, if there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country's currency and our products may be less competitive in that country. In addition, we cannot be sure that our international customers will continue to be willing to place orders denominated in U.S. dollars. If they do not, our revenues and results of operations will be subject to foreign exchange fluctuations which could harm our business. We do not hedge against foreign currency exchange rate risks. In addition, any economic, banking or currency difficulties experienced by countries in which we have sales may lead to economic recession in those countries. This in turn may result in the cancellation or delay of orders for our products from customers in those countries, thus harming our business, financial condition and results of operations.

    In addition, we purchase substantially all of the IC devices used in our products from local distributors of foreign suppliers. Although our purchases of IC devices are currently denominated in U.S. dollars, devaluation of the U.S. dollar relative to the currency of a foreign supplier would likely result in an increase in our cost of IC devices which could harm our operating results and gross margins.

    International sales of our products accounted for 15.0% of our revenues in 1999, 19.0% of our revenues in 1998 and 22.5% of our revenues in 1997. Our international sales are subject to certain risks, including regulatory risks, tariffs and other trade barriers, timing and availability of export licenses, political and economic instability, difficulties in accounts receivable collections, difficulties in managing distributors, lack of a local sales presence, difficulties in obtaining governmental approvals, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and potentially adverse tax consequences. We are also subject to risks associated with legislation and regulations relating to the import and export of high technology products. The U.S. or foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country. These factors could harm our business, financial condition and results of operations.

DISRUPTION OF OUR OPERATIONS IN OUR SANTA ANA, CALIFORNIA MANUFACTURING FACILITY WOULD SUBSTANTIALLY HARM OUR BUSINESS.

    All of our manufacturing operations are located in our facility in Santa Ana, California. Due to this geographic concentration, a disruption of our manufacturing operations, resulting from sustained process abnormalities, human error, government intervention or natural disasters such as earthquakes, fires or floods could cause us to cease or limit our manufacturing operations and consequently substantially harm our business, financial condition and results of operations. See "Business--Design, Manufacturing and Test" and "--Facilities."

OUR REPORTING AS AN S CORPORATION COULD EXPOSE US TO LIABILITY EXCEEDING
$            AND ADVERSELY AFFECT OUR PROFITABILITY.

    Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws. Our status as an S corporation was inadvertently terminated as of November 11, 1996 and May 14, 1999, as a result of transfers by certain of our existing shareholders of a portion of their shares of our common stock to trusts established for the benefit of their children. Notwithstanding the inadvertent termination of our S corporation status, for the period including and subsequent to November 12, 1996 we have continued to file federal and state income tax returns as if we were an S corporation. We have filed a request for a private letter ruling with the IRS with respect to the November 12, 1996 transfers seeking to have our S corporation status reinstated for the period from and after November 12, 1996. In addition, we have filed a statement with the IRS with respect to the May 14, 1999 transfer, pursuant to a published revenue procedure, to obtain automatic relief from the failure of the trust to file a timely election to be an eligible shareholder and the reinstatement of our S corporation status for the period from and after May 14, 1999. Even if the IRS reinstates our S corporation status, our S corporation status will terminate on the date immediately preceding the date of the completion of this offering, after which time we will be required to pay federal and state corporate-level income taxes as a
C corporation. If the IRS does not reinstate our S corporation status from and after November 12, 1996, we would be liable to pay corporate-level taxes on our income, including interest and possible penalties, for the period from
November 12, 1996 through the date immediately preceding the completion of this offering. As of December 31, 1999, the amount of this tax liability, including interest and possible penalties, would have been approximately $3.6 million. This tax liability would be increased by the amount of our corporate tax liability from January 1, 2000 through the date immediately preceding the
completion of this offering, estimated to be an additional $      million, for a
total potential corporate tax liability of $      million, as of       , 2000.

ENVIRONMENTAL LAWS AND REGULATIONS COULD HARM OUR BUSINESS.

    We are subject to a variety of environmental laws and regulations governing, among other things, air emissions, waste water discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials. While we believe that we are currently in material compliance with all such environmental requirements, any failure to comply with present and future requirements could harm our business, financial condition and results of operations. Such requirements could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. The imposition of additional or more stringent environmental requirements, the results of future testing at our facilities, or a determination that we are potentially responsible for remediation at other sites where problems are not presently known to us, could result in expenses in excess of amounts currently estimated to be required for such matters.

WE MAY STILL FACE UNKNOWN YEAR 2000 ISSUES THAT COULD HARM OUR BUSINESS.

    Many existing computer systems and applications may not function properly when using dates beyond December 31, 1999. We completed a Year 2000 review of our operations and products prior to January 1, 2000. Although we have not experienced any significant Year 2000 problems to date, Year 2000 issues may still arise involving our computer systems used for facilities control, machine control, manufacturing, testing and products. In addition, the inability of our significant suppliers or customers to efficiently and effectively remedy any unknown Year 2000 problems in the future could harm our business, financial condition and results of operations. Accordingly, there can be no assurance that we will not encounter Year 2000 problems with our systems or those of our significant suppliers and customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

RISKS RELATED TO THIS OFFERING

WE EXPECT TO EXPERIENCE VOLATILITY IN OUR STOCK PRICE.

    Prior to this offering, there has been no public market for our common stock. Accordingly, there can be no assurance that an active trading market will develop or be sustained or that the market price of our common stock will not decline. The initial public offering price for the shares will be determined by us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Investors may not be able to sell their common stock at or above our initial public offering price. The price at which our common stock will trade after this offering will be determined in the marketplace and is likely to be highly volatile and may fluctuate substantially due to factors described elsewhere in this prospectus and the following:

    - Actual or anticipated fluctuations in our results of operations;

    - Changes in securities analysts' expectations or our failure to meet those expectations;

    - Conditions and trends in technology industries;

    - General market, economic, industry and political conditions;

    - Changes in market values of comparable companies;

    - Stock market price and volume fluctuations attributable to inconsistent trading volume levels;

    - Future sales of our common stock, including sales which dilute existing investors; and

    - Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments.

    In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies. In the past, these broad market fluctuations have been unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a material decline in the market price of our common stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could harm our business, financial condition and results of operations.

MANAGEMENT WILL HAVE BROAD DISCRETION FOR THE USE OF PROCEEDS FROM THIS OFFERING, INCLUDING THE ABILITY TO APPLY THE PROCEEDS TO USES THAT DO NOT INCREASE OUR OPERATING RESULTS OR MARKET VALUE.

    We intend to use a portion of the net proceeds of this offering for the repayment of amounts outstanding at the completion of this offering under our $20.0 million line of credit and the repayment of the undistributed earnings notes held by our existing shareholders. We currently estimate that the aggregate principal amount of the undistributed earnings notes will be
approximately $        million which represents our undistributed earnings
through the date of completion of this offering. We intend to use the balance of the net proceeds for working capital and general corporate purposes, including expansion of sales and marketing activities, enhancement of our technology, possible acquisitions and possible international expansion. We have not reserved or allocated the balance of the net proceeds for any specific transaction, and we cannot specify with certainty how we will use the balance of the net proceeds. Accordingly, our management will have considerable discretion in the application of the balance of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the balance of the net proceeds is being used appropriately. The balance of the net proceeds may be used for corporate purposes that do not increase our operating results or market value. Pending application of the balance of the net proceeds, they may be placed in investments that do not produce income or that lose value. The failure to apply these funds effectively could harm our business, financial condition and results of operations. See "Use of Proceeds."

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND STOCK OPTION PLAN, AND THE CONCENTRATION OF OWNERSHIP HELD BY OUR EXISTING SHAREHOLDERS, COULD PREVENT OR DELAY A CHANGE IN CONTROL AND, AS A RESULT, NEGATIVELY IMPACT OUR SHAREHOLDERS.

    We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, provisions of our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions also could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

    These provisions include:

    - Limitations on who may call special meetings of shareholders;

    - Advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings;

    - Elimination of cumulative voting in the election of directors;

    - Provision for vacancies on the board of directors to be filled by a majority of directors in office, although less than a quorum; and

    - The ability of our board of directors to issue without shareholder approval "blank check" preferred stock to increase the number of outstanding shares and thwart a takeover attempt.

    Provisions of our 2000 Stock Incentive Plan allow for the automatic vesting of all outstanding options granted under the 2000 Stock Incentive Plan upon a change in control under certain circumstances. Such provisions may have the effect of discouraging a third party from acquiring us, even if doing so would be beneficial to our shareholders. Furthermore, Manouch Moshayedi, Mike Moshayedi, and Mark Moshayedi, each of whom is an executive officer and director
of Simple Technology, will beneficially own approximately   % of our common
stock following the completion of this offering and will have the ability to control the decision of whether a change in control will occur. See "Management--Stock Plans/Employee Compensation Programs" and "Principal Shareholders."

A SUBSTANTIAL AMOUNT OF OUR SHARES WILL BE ELIGIBLE FOR SALE SHORTLY AFTER THIS OFFERING, WHICH COULD RESULT IN A DECLINE IN OUR STOCK PRICE.

    If our shareholders sell substantial amounts of our common stock in the public market following this offering, the trading price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Based on shares outstanding as of
February 29, 2000 and the issuance of       shares of common stock at the
initial public offering price to our existing shareholders upon their contribution to us of the additional paid-in capital notes upon completion of
this offering, we will have       shares of common stock outstanding, assuming
no exercise of outstanding options after February 29, 2000 and assuming no exercise of the underwriters' over-allotment option. Of these shares, the shares being sold in this offering will be freely tradeable without restriction under the Securities Act of 1933 except for shares held by our "affiliates" as that term is defined in Rule 144 of the Securities Act of 1933, which sales will be subject to the volume limitations and certain other restrictions set forth in
Rule 144. As of February 29, 2000,       shares of our common stock held by
existing shareholders were "restricted shares" as that term is defined in
Rule 144, and these shares will be available for sale in the public market commencing 180 days after the date of this prospectus, or earlier if the
underwriters release their lock-up restrictions. The       shares issued to our
existing shareholders upon their contribution to us of the additional paid-in capital notes will also be "restricted shares" and will be available for sale in the public market subject to the limitations of Rule 144 one year after the
conversion. As of February 29, 2000, there were options to purchase       shares
of our common stock outstanding. Should the holders of these options exercise their options, there will be additional shares eligible for sale 180 days after the date of this prospectus. In connection with this offering, all of our officers, directors and existing shareholders, and substantially all of our option holders will be required not to sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of FleetBoston Robertson Stephens Inc. We cannot be sure what effect, if any, future sales of our shares or the availability of shares for future sale will have on the market price of our common stock. The market price of our common stock could drop due to sales of a large number of shares in the market after this offering or the perception that sales of large numbers of shares could occur.

    In addition, shortly after the effective date of this offering, we expect to
register for sale       shares of common stock reserved for issuance under our
2000 Stock Incentive Plan and       shares of common stock reserved for issuance
under our 2000 Employee Stock Purchase Plan. All options were granted under our 1996 Stock Option Plan, which will be succeeded by our 2000 Stock Incentive Plan upon the completion of this offering. Shares acquired upon exercise of these options will be eligible for sale in the public market from time to time subject to vesting and the 180-day lock-up restrictions that apply to the outstanding stock. The exercise price of all of these stock options is lower than the expected initial public offering price of our common stock. The sale of a significant number of these shares could cause the price of our common stock to decline. See "Shares Eligible for Future Sale" and "Management--Stock Plans/Employee Compensation Programs."

PURCHASERS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION OF
  THEIR INVESTMENT.

    The initial public offering price is substantially higher than the pro forma net book value per share of our outstanding common stock. Our existing shareholders have paid an average of $ per share for their common stock, which is considerably less than the amount to be paid for the common stock in this offering. As a result, assuming an initial public offering price of $ per share, investors purchasing common stock in this offering will incur immediate dilution of $ in pro forma net tangible book value per share of common stock. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent those outstanding options are ultimately exercised, there will be further dilution to investors in this offering. See "Dilution."

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties, including, without limitation, statements concerning conditions in the memory, high performance computing, networking and communications, consumer electronics and industrial industries and our business, financial condition and operating results, including in particular statements relating to our business and growth strategies, our product development efforts and our operational and legal risks. We use words like "believe," "expect," "anticipate," "intend," "future," "plan" and other similar expressions to identify forward-looking statements. Purchasers of our common stock should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These forward-looking statements are based on our current expectations, and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this prospectus. Our actual results could differ materially from those predicted in these forward-looking statements, and any other events anticipated in the forward-looking statements may not actually occur. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to reflect the occurrence of unanticipated events, unless required by law.

                      S CORPORATION STATUS AND CONVERSION

    Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws. An S corporation generally is not subject to corporate-level income tax. However, California levies an S corporation tax of approximately 1.5%, which we are required to pay. In addition to the California S corporation tax that we pay, our existing shareholders have been taxed directly on our earnings for federal and state income tax purposes, whether or not the earnings were distributed.

    On November 12, 1996, certain of our existing shareholders transferred all of their shares of our common stock to trusts established for the benefit of their children and themselves. The trusts established for the benefit of their children did not make the elections required for the trusts to be eligible shareholders of an S corporation. As a result, our election to be treated as an S corporation was inadvertently terminated as of November 11, 1996. In addition, on May 14, 1999, one of our other existing shareholders transferred all of his shares of our common stock to trusts established for the benefit of his children and himself. Since the trust established for the benefit of his children did not make the required election, this transfer also had the effect of inadvertently terminating our S corporation status as of the date immediately prior to the transfer. We have filed a request for a private letter ruling with the IRS with respect to the November 12, 1996 transfers seeking to have our S corporation status reinstated for the period from and after November 12, 1996. In addition, we have filed a statement with the IRS with respect to the May 14, 1999 transfer, pursuant to a published revenue procedure, to obtain automatic relief from the failure of the trust to file a timely election to be an eligible shareholder and the reinstatement of our S corporation status for the period from and after May 14, 1999.

    For the period including and subsequent to November 12, 1996, we have continued to file federal and state income tax returns as if we were an S corporation. If the IRS does not reinstate our S corporation status from and after November 12, 1996, we would be required to file income tax returns as a C corporation for periods since November 12, 1996. As a result, we would be required to record an income tax expense and liability payable in cash equal to the amount of our C corporation tax liability, including interest and possible penalties, for the period from November 12, 1996 through the date immediately preceding the completion of this offering. As of December 31, 1999, the amount of this tax liability, including interest and possible penalties, would have been approximately $3.6 million. This tax liability would be increased by the amount of our corporate tax liability from January 1, 2000 through the date immediately preceding the completion of this offering, estimated to be an additional $
million, for a total potential corporate tax liability of $     million, as of
           , 2000. Even if the IRS reinstates our S corporation status, our S corporation status will terminate on the date immediately preceding the completion of this offering, after which time we will be required to pay federal and state corporate-level income taxes as a C corporation. In addition, upon the termination of our S corporation status on the date immediately preceding the completion of this offering, we will be required to record an increased nonrecurring income tax benefit and a corresponding net deferred income tax asset equal to the difference in our basis for assets and liabilities for financial reporting and income tax purposes. As of December 31, 1999, the amount of this increase would have been approximately $940,000. The actual amount of the increase will be adjusted through the date immediately preceding the completion of this offering.

    We have made cash distributions of a portion of our earnings to certain of our existing shareholders for reasons including payment of their overall personal income tax liabilities. These shareholders have transferred amounts in excess of their pro rata share of these distributions to our other shareholders in order to ensure that all of our shareholders have received pro rata distributions in accordance with rules applicable to S corporations. The aggregate net cash distributions for overall personal income tax liabilities were approximately $237,000 in 1999 and $380,000 in 1997. In 1998, certain of our existing shareholders received overpayment refunds of approximately $105,000, which they remitted to us on behalf of all of our existing shareholders. For financial statement purposes, the distributions to our existing shareholders were unequal due to their differing personal tax liabilities. In 1999, net cash distributions for personal income tax liabilities and other purposes were $556,000 to Manouch Moshayedi, $578,000 to Mike Moshayedi and $503,000 to Mark Moshayedi. In 1997, net cash distributions for personal income tax liabilities and other purposes were $56,000 to Manouch Moshayedi and $369,000 to Mike Moshayedi, and overpayment refunds of $45,000 were remitted to us by Mark Moshayedi. In 1998, overpayment refunds were remitted to us in the amount of $15,000 by Manouch Moshayedi, $38,000 by Mike Moshayedi and $52,000 by Mark Moshayedi. For tax purposes, equal net cash distributions for personal income tax liabilities and other purposes were made to each of our existing shareholders of $502,000 in 1999 and $170,000 in 1997. For tax purposes, the excess of the net cash distributions for financial statement purposes over the net cash distributions for tax purposes is treated as a loan receivable from the applicable shareholder to us. For tax purposes, the overpayment refunds remitted to us by the existing shareholders in 1998 reduced this loan receivable from the applicable shareholder to us.

    Prior to the completion of this offering, we will enter into a Tax Distribution and Indemnity Agreement with our existing shareholders. Pursuant to this agreement, on the date immediately prior to the completion of this offering we will distribute to our existing shareholders notes in an aggregate principal amount equal to our undistributed earnings from the date of our formation through the date immediately preceding the completion of this offering. Upon the completion of this offering, we will repay the principal amount of such notes less the amount of our estimated income tax liability, including interest and possible penalties, determined as if we were a C corporation for all periods commencing January 1, 1996 through the date immediately preceding the completion of this offering. As of December 31, 1999, the aggregate principal amount of these notes would have been approximately $13.6 million, after giving effect to the increase in net deferred income tax assets resulting from the termination of our S corporation status on November 11, 1996, and the amount of our estimated
C corporation income tax liability would have been approximately $5.6 million. The actual principal amount of the undistributed earnings notes will be increased by the amount of our earnings from January 1, 2000 through the date immediately preceding the completion of this offering, estimated to be an
additional $      million as of            , 2000. The actual amount of our
potential C corporation income tax liability from January 1, 2000 through the date immediately preceding the completion of this offering, estimated to be an additional $
million as of            , 2000. We will repay some or all of the remaining
principal amount of these notes, depending on whether our status as an S corporation is reinstated by the IRS and depending on our ultimate additional tax liability as a C corporation, if any. In the event the IRS does not reinstate our S corporation status for all periods prior to the date of the completion of this offering, our existing shareholders will forgive that portion of the remaining principal amount of the notes equal to such additional corporate-level tax liability, including interest and possible penalties, and we will repay the resulting balance due on the notes to our existing shareholders. Our board of directors has determined that the distribution of these notes is reasonable and appropriate in light of our existing shareholders' investment in and ownership risks associated with us prior to the distribution of these notes. Purchasers of common stock in this offering will not be entitled to receive any portion of these notes or any portion of the net proceeds from this offering used to repay these notes.

    The Tax Distribution and Indemnity Agreement generally provides that certain federal and state income taxes payable on account of our income earned during the period prior to the date of the completion of this offering will be borne by our existing shareholders, and that all such taxes on account of our income earned after such period will be borne by us. More particularly, the Tax Distribution and Indemnity Agreement provides that payments may be made to our existing shareholders by us in the event their taxable income during years in which we were an S corporation is increased because and to the extent that our taxable income is correspondingly reduced with respect to any year in which we are taxable as a C corporation.

    In addition, our existing shareholders will be required to reimburse us for income tax liabilities that we incur for periods prior to this offering, including penalties and interest, as a result of the loss of our S corporation status. In general, the obligation of our existing shareholders to make payments to us will, with respect to any income tax liability resulting from a termination of our S corporation status prior to this offering, be limited to the lesser of the distributions made by us to our existing shareholders to pay their respective taxes for years in which we are determined to be a C corporation or the amount of income taxes we incur for those years. Finally, our existing shareholders will be required to make a payment to us with respect to periods after the date of this offering if our taxable income is increased and there is a corresponding decrease in the taxable income of our existing shareholders for a year in which we were an S corporation. The obligation of our existing shareholders to make payments to us in these circumstances will be limited to the lesser of the amount we distributed to our existing shareholders with respect to the year in which their taxable income is decreased, or our increased tax liability. We will be reimbursed first out of the forgiveness by our existing shareholders of that portion of the remaining principal amount of the undistributed earnings notes. If the remaining principal amount of the undistributed earnings notes is insufficient to pay the income tax liability, our existing shareholders will be required to make the payments to us in cash.

    There can be no assurance that the IRS will grant us relief from the termination of our S corporation status as described herein. Further, there can be no assurance that, notwithstanding our obtaining the requested relief from termination of our S corporation status, no event other than the transfers described herein has or will have occurred that has resulted or will have resulted in the termination of our S corporation status prior to the completion of this offering, whether that termination is due to the occurrence of such event, a final determination by a taxing authority or otherwise.

    In addition to the distribution of our undistributed earnings, we will issue shares of common stock at the initial public offering price to our existing shareholders upon their contribution to us of the additional paid-in capital notes upon the completion of this offering.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the       shares being offered by us
at an assumed initial public offering price of $      per share, after deducting
estimated underwriting discounts and commissions and estimated offering
expenses, are estimated to be $      million, or $      million if the
underwriters' over-allotment option is exercised in full.

    We intend to use a portion of the net proceeds of this offering for the repayment of amounts outstanding at the completion of this offering under our $20.0 million line of credit and the repayment of the undistributed earnings notes held by our existing shareholders. We currently estimate that the aggregate principal amount of the undistributed earnings notes will be approximately $ million. It is not possible at this time to determine the exact aggregate principal amount of the undistributed earnings notes.

    Our line of credit bears interest at the prime lending rate plus 0.5% and matures in August 2001. We currently estimate that there will be approximately $ million outstanding under this line of credit on the date of the completion of this offering. We intend to use the balance of the net proceeds for working capital and general corporate purposes, including expansion of sales and marketing activities, enhancement of our technology, possible acquisitions and possible international expansion. We have not allocated any specific amount of the balance of the net proceeds for any other purposes. The amounts and timing of our actual expenses will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, the amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use portions of the balance of the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending these other uses, we intend to invest the balance of the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws. For the period subsequent to the inadvertent termination of our S corporation status on November 11, 1996, we have continued to file federal and state income tax returns as if we were an S corporation. As a result, our existing shareholders have been taxed directly on our earnings for federal and state income tax purposes, whether or not the earnings were distributed. We have made cash distributions of a portion of our earnings to certain of our existing shareholders for reasons including payment of their overall personal tax liabilities. These shareholders have transferred amounts in excess of their pro rata share of these distributions to our other shareholders in order to ensure that all of our shareholders have received pro rata distributions in accordance with rules applicable to S corporations. Except for the distribution to our existing shareholders of the undistributed earnings notes and the additional paid-in capital notes immediately prior to the completion of this offering, none of which will be distributed to purchasers of common stock in this offering, we do not anticipate paying any cash or other property dividends in the foreseeable future and intend to retain our earnings for use in our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend principally upon our results of operations, financial condition, capital requirements and contractual restrictions under our credit facilities. Furthermore, in connection with our line of credit with Comerica Bank, we have agreed not to declare or pay any cash dividends or make any other cash distribution with respect to shares of our capital stock without the prior written consent of Comerica Bank, except as necessary to cover tax liability to our existing shareholders resulting from our operations. We are also subject to various covenants under the equipment note payable agreements with respect to our equipment leases that, among other things, limit distributions and dividends to shareholders without the prior written consent of the lenders.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1999 on:

    - an actual basis;

    - a pro forma basis to give effect to our distribution to our existing shareholder of the undistributed earnings notes in an aggregate principal amount equal to our undistributed earnings through December 31, 1999 of
      approximately $      million, the accounting adjustments required in
      connection with our change from an S corporation to a C corporation, and
      the issuance of       shares of common stock at the initial public
      offering price to our existing shareholders upon their contribution to us of the additional paid-in capital notes; and

    - a pro forma as adjusted basis to reflect our proposed sale of       shares
      of common stock in this offering at an assumed initial public offering
      price of $      per share, and our application of the estimated net
      proceeds therefrom after deducting estimated underwriting discounts and commissions and estimated offering expenses.

See "Use of Proceeds," "S Corporation Status and Conversion" and "Description of Capital Stock."

    The capitalization information set forth in the table below is qualified by the more detailed consolidated financial statements and related notes appearing elsewhere in this prospectus and should be read in conjunction with such
financial statements and related notes. The table does not include       shares
of common stock issuable upon exercise of options outstanding as of
December 31, 1999 at a weighted average exercise price of $      per share. The
table also assumes that the underwriters do not exercise their over-allotment option and excludes shares available for future issuance under our 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan. See "Management--Stock Plan/Employee Compensation Programs."

                                                                      DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Short-term debt:
  Current portion of capital lease obligations..............  $   938
  Current portion of long-term debt.........................      697
  Distributions payable to shareholders.....................
  Distributions payable to shareholders--retained...........
                                                              -------     ------        ------
    Total short-term debt...................................  $ 1,635
                                                              =======     ======        ======
Long-term debt:
  Line of credit............................................  $12,479
  Long-term portion of capital lease obligations, net of
    current.................................................    1,358
  Long-term debt, net of current............................    1,844
                                                              -------     ------        ------
    Total long-term debt....................................   15,681
                                                              -------     ------        ------
Shareholders' equity:
  Common stock, no par value, 10,000,000 shares authorized,
             shares issued and outstanding, actual; $0.001
    par value, 100,000,000 shares authorized       shares
    issued and outstanding, pro forma; and       shares
    issued and outstanding, pro forma as adjusted...........       30
Additional paid-in capital..................................    3,283
Unearned stock based compensation...........................     (141)
Retained earnings...........................................   12,705
Accumulated other comprehensive loss........................      (97)
                                                              -------     ------        ------
    Total shareholders' equity..............................   15,780
                                                              -------     ------        ------
Total capitalization........................................  $31,461
                                                              =======     ======        ======

                                    DILUTION

    Our pro forma net tangible book value as of December 31, 1999 was approximately $ million, or $ per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding as of December 31, 1999. Assuming the distribution to our existing shareholders of undistributed earnings notes in an aggregate principal amount equal to our undistributed earnings through December 31, 1999 of approximately $ million,
and the issuance of      shares of common stock at the initial public offering
price to our existing shareholders upon their contribution to us of the
additional paid-in capital notes, and the sale by us of       shares of common
stock offered in this offering at an assumed initial public offering price
of      per share and the application of the estimated net proceeds from this offering, our pro forma net tangible book value as of December 31, 1999 would have been $ million, or $ per share of common stock. See "S Corporation Status and Conversion." Assuming completion of this offering, there will be an immediate increase in the pro forma net tangible book value of $ per share to our existing shareholders and an immediate dilution in the net tangible book value of $ per share to new investors. The following table illustrates this per share dilution:


Assumed initial public offering price per share
  Pro forma net tangible book value per share as of December
    31, 1999................................................   $
  Increase per share attributable to new investors..........
                                                               -----
Pro forma net tangible book value after the offering........
                                                                          -----
Dilution per share to new investors.........................              $
                                                                          =====

    The following table summarizes on a pro forma basis, as of December 31, 1999, the difference between our existing shareholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid. The following
table does not include       shares subject to outstanding options or reserved
for issuance under our 1996 Stock Option Plan as of December 31, 1999. To the extent that outstanding options are exercised and shares of common stock are issued, there will be further dilution to new investors. Our 1996 Stock Option Plan will be succeeded by our 2000 Stock Incentive Plan upon the completion of this offering. See "Management--Stock Plans/Employee Compensation Programs."

                                                SHARES PURCHASED      TOTAL CONSIDERATION
                                              ---------------------   -------------------   AVERAGE PRICE
                                                NUMBER     PERCENT     AMOUNT    PERCENT      PER SHARE
                                              ----------   --------   --------   --------   -------------
Existing shareholders.......................                          $30,000                   $0.00
New investors...............................
                                              ----------    -----     -------     -----         -----
Total.......................................                100.0%                100.0%
                                              ==========    =====     =======     =====         =====

    If the underwriters' over-allotment option is exercised in full, the number
of shares of common stock held by new investors will increase to       shares,
or approximately   % of the total number of shares of common stock to be
outstanding immediately after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1997 through 1999 and the consolidated balance sheet data at December 31, 1998 and 1999 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data at December 31, 1995 through 1997 are derived from our consolidated financial statements that have been audited and are not included in this prospectus.

                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues................................................  $206,756   $163,716   $159,088   $122,288   $192,593
Cost of revenues............................................   181,595    137,442    131,094     98,168    152,973
                                                              --------   --------   --------   --------   --------
Gross profit................................................    25,161     26,274     27,994     24,120     39,620
Operating expenses
  Research and development..................................     1,609      1,911      2,154      2,180      1,832
  Sales and marketing.......................................     7,824     12,557     15,972     13,340     14,150
  General and administrative................................     4,378      8,429      8,751      9,360      9,731
                                                              --------   --------   --------   --------   --------
Total operating expenses....................................    13,811     22,897     26,877     24,880     25,713
                                                              --------   --------   --------   --------   --------
Income (loss) from operations...............................    11,350      3,377      1,117       (760)    13,907
Interest and other expense, net.............................     2,018      1,496      1,741      1,380      1,922
                                                              --------   --------   --------   --------   --------
Income (loss) before provision (benefit) for income taxes...     9,332      1,881       (624)    (2,140)    11,985
Provision (benefit) for income taxes........................       133        201          2         23       (518)
                                                              --------   --------   --------   --------   --------
Net income (loss)...........................................  $  9,199   $  2,082   $   (626)  $ (2,163)  $ 12,503
                                                              ========   ========   ========   ========   ========
Net income (loss) per share(2):
  Basic.....................................................  $          $          $          $          $
  Diluted...................................................  $          $          $          $          $

PRO FORMA DATA(1):
Income before provision for income taxes...............................................................   $ 11,985
Pro forma provision for income taxes...................................................................      4,554
                                                                                                          --------
Pro forma net income...................................................................................   $  7,431
                                                                                                          ========
Pro forma net income per share(2):
  Basic................................................................................................   $
  Diluted..............................................................................................   $
Weighted average shares outstanding(2)
  Basic.....................................................
  Diluted...................................................

                                                                                  DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   352    $ 2,265    $ 2,572    $   817    $ 3,779
Working capital.............................................    7,878      2,494     14,247     11,283     22,855
Total assets................................................   59,149     45,466     41,873     40,087     55,131
Total shareholders' equity..................................   10,941      7,886      6,862      4,760     15,780

------------------------------
(1) Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net income has been computed as if we had been fully subject to federal and state income taxes as a C corporation. Our S corporation status will terminate immediately preceding the date of the completion of this offering after which time we will be required to pay federal and state corporate-level income taxes as a C corporation. See "S Corporation Status and Conversion," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and note 13 of the notes to our consolidated financial statements.

(2) Reflects a   for   stock split of common stock prior to the completion of
    this offering and the issuance of       shares of common stock at the
    initial public offering price to our existing shareholders upon their contribution to us of the additional paid-in capital notes. All share and per share amounts have been adjusted to give retroactive effect to the stock split and issuance of these shares of common stock for all periods presented.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THE RESULTS DESCRIBED BELOW ARE NOT NECESSARILY INDICATIVE OF THE RESULTS TO BE EXPECTED IN ANY FUTURE PERIOD. CERTAIN STATEMENTS IN THIS DISCUSSION AND ANALYSIS ARE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR OUR PREDICTIONS. SUCH RISKS AND UNCERTAINTIES ARE SET FORTH UNDER THE CAPTION "RISK FACTORS."

OVERVIEW

    Incorporated in 1990, Simple Technology designs, manufactures and markets a comprehensive line of memory, storage and connectivity products used in high performance computing, networking and communications, consumer electronics and industrial applications. We initially focused on designing and marketing dynamic random access memory, or DRAM, memory modules primarily used in desktop PCs. In 1994, we began to manufacture substantially all of our products internally and began to expand our product offerings to include products used in mobile applications such as memory cards, communications cards and hard drive upgrade kits. In 1995, we further expanded our product line by developing a line of Flash memory products used in networking and communications, consumer electronics and industrial applications. In the same year, we introduced a line of high density memory products using our three-dimensional IC Tower stacking technology. In 1999, the percentage of our revenues derived from the sale of Flash memory and IC Tower stacking products increased significantly as a result of increased demand for consumer electronics and high density memory products used in Internet infrastructure and embedded applications. We believe that Flash memory and high density memory products will continue to represent an increasing percentage of our product mix as demand for these applications expands. We also expect continued growth in our non-stacking DRAM products fueled by increased memory demand in the high performance computing market.

    We sell our products through our Original Equipment Manufacturer, or OEM, and Aftermarket Divisions. While our OEM Division focuses on a single sales channel, OEMs, our Aftermarket Division sells our products through the following five channels: value added reseller, or VAR, mail order, commercial and industrial distribution, and retail. Prior to 1997, we primarily concentrated our sales efforts in the VAR, mail order and OEM channels. In 1997 and early 1998, we reallocated resources to focus on penetrating the commercial and industrial distribution channels. As a result of such reallocation, revenues from VARs declined significantly in 1998, which contributed to an overall decline in revenues in 1998. During 1999, we aggressively enhanced our presence in the VAR channel, experienced rapid growth in sales through our mail order channel and OEM Division, and penetrated the retail channel with customers such as Best Buy Co., Inc. and Costco Wholesale Corporation. Combined growth in our OEM and Aftermarket Divisions contributed to our revenue growth of 57.5% from 1998 to 1999.

    Our OEM Division addresses the increasing trend of OEMs to outsource the design, development and manufacture of memory products. Outsourcing allows
OEMs to focus their resources on activities and technologies in which they add the greatest value, such as system design, sales, marketing and distribution. OEM outsourcing practices are either on a turnkey basis, in which the OEM uses an outside supplier to procure components and for the design and manufacture of a specific product, or on a consignment basis, in which the OEM employs an outside supplier to design and manufacture a product using memory components supplied by the OEM. Since revenue is not recognized on the integrated circuit, or IC, devices used in products manufactured on a consignment basis, revenues related to sales on a consignment basis typically result in significantly lower average sales prices than revenues related to turnkey sales. A significant portion of our 1998 unit shipments related to products manufactured on a consignment basis. As a result, those sales contributed to our operating losses in 1998. In 1999, we discontinued substantially all of our sales of products manufactured on a consignment basis and we expect substantially all of our future revenues will be derived from the sale of products manufactured on a turnkey basis.

    Historically, a relatively small number of customers have accounted for a significant percentage of our revenues. Our ten largest customers accounted for an aggregate of 44.3% of our revenues in 1999, 38.8% of our revenues in 1998 and 36.8% of our revenues in 1997. Our top ten OEM Division customers accounted for an aggregate of 75.4% of our OEM Division revenues or 19.4% of our total revenues in 1999. Our largest OEM Division customer accounted for 24.0% of our OEM Division revenues or 6.2% of our total revenues in 1999. Our top ten Aftermarket Division customers accounted for an aggregate of 47.6% of our Aftermarket Division revenues or 35.3% of our total revenues in 1999. Our largest Aftermarket Division customer, CDW Computer Centers, Inc., accounted for 26.1% of our Aftermarket Division revenues or 19.4% of our total revenues in 1999. No other customer accounted for more than 10.0% of our total revenues in 1999, 1998 or 1997. The composition of our major customer base changes from year to year as the market demand for our customers' products change and we expect this variability will continue in the future. We expect that sales of our products to a small number of customers will continue to account for a significant percentage of our revenues in the foreseeable future and believe that a significant portion of our financial results will depend upon the success of our customers' products.

    International sales constituted 15.0% of our revenues in 1999, 19.0% of our revenues in 1998 and 22.5% of our revenues in 1997. Substantially all of our international sales are denominated in U.S. dollars. However, if the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive, which could result in a reduction of sales in a particular country. We do not hedge against foreign currency exchange fluctuations. In addition, we purchase substantially all of the IC devices used in our products from local distributors of Japanese, Korean and Taiwanese suppliers. Although our purchases of IC devices are currently denominated in U.S. dollars, devaluation of the U.S. dollar relative to the currency of a foreign supplier would likely result in an increase in our cost of IC devices. Our international sales also could be adversely affected by risks including regulatory risks, tariffs and other trade barriers.

    In the past we have been impacted by seasonal purchasing patterns resulting in higher sales in the third and fourth quarters of each year. Our ability to adjust our short-term operating expenses in response to fluctuations in revenues is limited. As a result, if revenues are lower than expected in any given period, our results of operations could be harmed.

    Substantially all of our revenues are recognized at the time of shipment. A significant portion of our sales through aftermarket channels include limited rights to return unsold inventory. In addition, while we may not be contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relations with our customers. Product returns would increase our inventory and reduce our revenues. We also have price protection agreements with a number of our aftermarket customers in which we retain limited liability for price declines related to unsold inventory. If we reduce the list price of our products, these customers receive credits from us. These events could give rise to charges for excess inventory, returns of products by distributors, or substantial price protection charges or discounts.

    Our expansion of manufacturing, sales and support functions to Scotland and Canada contributed to our net operating losses in 1998 and 1997. Our subsidiaries in Scotland and Canada incurred combined net operating losses of approximately $2.8 million in 1998 and $1.8 million in 1997. In 1998, we incurred $397,000 in restructuring costs to reduce our operations in Scotland to a regional sales office. We discontinued the operations of our Canadian facility in 1997 at a nominal cost. Currently, all of our manufacturing and support functions are consolidated in Santa Ana, California.

    Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws. On November 12, 1996, certain of our existing shareholders transferred all of their shares of our common stock to trusts established for the benefit of their children and themselves. The trusts established for the benefit of their children did not make the elections required for the trusts to be eligible shareholders of an S corporation. As a result, our election to be treated as an S corporation was inadvertently terminated as of November 11, 1996. In addition, on May 14, 1999, one of our other existing shareholders transferred all of his shares of common stock to trusts established for the benefit of his children and himself. Since the trust established for the benefit of his children did not make the required election, this transfer also had the effect of inadvertently terminating our S corporation status as of the date immediately prior to the transfer. We have filed a request for a private letter ruling with the IRS with respect to the November 12, 1996 transfers seeking to have our S corporation status reinstated for the period from and after November 12, 1996. In addition, we have filed a statement with the IRS with respect to the May 14, 1999 transfer, pursuant to a published revenue procedure, to obtain automatic relief from the failure of the trust to file a timely election to be an eligible shareholder and the reinstatement of our S corporation status for the period from and after May 14, 1999. If the IRS does not reinstate our S corporation status, we would be required to file income tax returns as a C corporation for periods since November 12, 1996. As a result, we would be required to record an income tax expense and liability payable in cash equal to the amount of our C corporation tax liability, including interest and possible penalties, for the period from November 12, 1996 through the date immediately preceding the completion of this offering. As of December 31, 1999, the amount of this tax liability, including interest and possible penalties, would have been approximately $3.6 million. This tax liability would be increased by the amount of our corporate tax liability from January 1, 2000 through the date immediately preceding the
completion of this offering, estimated to be an additional $     million, for a
total of $     million, as of            , 2000. Even if the IRS reinstates our
S corporation status, our S corporation status will terminate on the date immediately preceding the completion of this offering, after which time we will be required to pay federal and state corporate-level taxes as a C corporation. In addition, upon the termination of our S corporation status on the date immediately preceding the completion of this offering, we will be required to record an increased nonrecurring income tax benefit and corresponding net deferred income tax asset equal to the difference in our basis for assets and liabilities for financial reporting and income tax purposes. As of December 31, 1999, the amount of this increase would have been approximately $940,000. The actual amount of the increase will be adjusted through the date immediately preceding the completion of this offering.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain consolidated statement of operations data reflected as a percentage of revenues.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Net Revenues................................................   100.0%     100.0%     100.0%
Cost of revenues............................................    82.4       80.3       79.4
                                                               -----      -----      -----
Gross profit................................................    17.6       19.7       20.6
Operating expenses
  Research and development..................................     1.4        1.8        1.0
  Sales and marketing.......................................    10.0       10.9        7.3
  General and administrative................................     5.5        7.7        5.1
                                                               -----      -----      -----
    Total operating expenses................................    16.9       20.4       13.4
                                                               -----      -----      -----
Income (loss) from operations...............................     0.7       (0.7)       7.2
Interest and other expense, net.............................     1.1        1.1        1.0
                                                               -----      -----      -----
Income (loss) before provision (benefit) for income taxes...    (0.4)      (1.8)       6.2
Provision (benefit) for income taxes........................     0.0        0.0       (0.3)
                                                               -----      -----      -----
Net income (loss)...........................................    (0.4)%     (1.8)%      6.5%
                                                               =====      =====      =====

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

    NET REVENUES. Our revenues were $192.6 million in 1999, $122.3 million in 1998 and $159.1 million in 1997. Sales of memory products accounted for 90.0% of our revenues in 1999, 82.0% of our revenues in 1998 and 88.4% of our revenues in 1997. Although unit volume was relatively flat from 1998 to 1999, revenues increased 57.5% primarily due to an increase in average sales prices resulting from a shift in product mix toward higher density DRAM and Flash products and products manufactured on a turnkey basis as opposed to consignment basis. The mix of products sold varies from quarter to quarter and may vary in the future, affecting our overall average sales prices and gross margins.

    Other factors that contributed to the increase in revenues from 1998 to 1999 included the rapid growth of our Flash memory and IC Tower stacking products, the enhancement of sales through our VAR channel, an earthquake in Taiwan in September 1999, which caused a short-term supply shortage and substantial temporary price increase in the cost of our DRAM raw materials, and increased demand for DRAM memory related to Year 2000 conversions and upgrades. We estimate that revenues increased approximately $9.0 million as a result of the increased demand due to the Taiwan earthquake. Sales of our Flash memory products were $13.2 million in 1998 and $24.9 million in 1999, representing an increase of 88.6%. Sales of our IC Tower stacking products were $2.7 million in 1998 and $15.1 million in 1999, representing an increase of 459.0%. We expect continued sales growth in our Flash and IC Tower stacking product lines due to growth in high performance computing, networking and communications, consumer electronics and industrial applications.

    Revenues decreased 23.1% from 1997 to 1998 primarily due to a decrease in average sales prices, which was partially offset by an increase in units sold. The decrease in average sales prices resulted from a significant increase in the proportion of units sold on a consignment basis and an overall decline in the price of IC devices due to oversupply.

    During late 1998, we created a separate OEM Division to enhance the marketing of our products to OEM customers. In 1999, our OEM Division revenues were $49.6 million and our Aftermarket

Division revenues were $143.0 million. In 1999, we began tracking revenues and gross margins on a divisional basis, however, we do not intend to track operating expenses on a divisional basis. Our combined backlog was $13.4 million as of December 31, 1999 and $2.0 million as of December 31, 1998. Our OEM Division backlog was $12.8 million as of December 31, 1999 and
$1.5 million as of December 31, 1998, compared to our Aftermarket Division backlog of $600,000 as of December 31, 1999 and $500,000 as of December 31, 1998. The increase in OEM Division backlog was primarily due to increasing OEM orders and the lengthening of OEM order cycles. Aftermarket backlog is typically nominal since substantially all aftermarket orders are filled on a same-day or next-day basis. We include in our backlog only those customer orders for which we have accepted purchase orders and to which we have assigned shipment dates within the upcoming six months. Since orders constituting our backlog are subject to change due to, among other things, customer cancellations and reschedulings, and our ability to procure necessary components, backlog is not necessarily an indication of future revenue.

    COST OF REVENUES. Cost of revenues include component costs, personnel costs related to manufacturing, testing, quality control and material management employees, and depreciation costs on production, testing and quality control equipment. These expenses were $153.0 million in 1999, $98.2 million in 1998 and $131.1 million in 1997. Cost of revenues as a percentage of revenues were 79.4% in 1999, 80.3% in 1998 and 82.4% in 1997. The decrease in cost of revenues as a percentage of revenues from 1998 to 1999 and from 1997 to 1998 resulted primarily from a shift in product mix to a greater concentration of higher margin Flash memory and IC Tower stacking products.

    GROSS PROFIT. Our gross profit was $39.6 million in 1999, $24.1 million in 1998 and $28.0 million in 1997. Gross profit as a percentage of revenues was 20.6% in 1999, 19.7% in 1998 and 17.6% in 1997. This expansion of gross profit as a percentage of revenues from 1998 to 1999 and from 1997 to 1998 primarily resulted from increased sales of our higher margin Flash memory and IC Tower stacking products. In 1999, gross profit as a percentage of revenues was 29.0% for our OEM Division and 17.7% for our Aftermarket Division. In 1999, gross margins for our OEM Division were greater than for our Aftermarket Division primarily due to the fact that our OEM Division sold a higher percentage of Flash memory and IC Tower stacking products. We expect revenues from our OEM Division will comprise an increasing percentage of our overall revenues in the future as outsourcing trends by OEMs continues, which may lead to higher overall gross margins.

    RESEARCH AND DEVELOPMENT. Research and development expenses are primarily comprised of personnel costs for our engineering and design staff and the cost of prototype supplies. Our research and development expenses were $1.8 million in 1999, $2.2 million in 1998 and $2.2 million in 1997. Research and development expenses as a percentage of revenues were 1.0% in 1999, 1.8% in 1998 and 1.4% in 1997. In 1999, research and development expenses decreased as a result of the internal transfer of several of our engineers to sales and marketing. Research and development expenses were relatively flat in 1997 and 1998. In 2000, we plan to hire additional engineers to develop new and enhanced products in an effort to respond to changing customer requirements for higher density DRAM and Flash memory and storage products with smaller form factors, lower power consumption and higher speeds.

    SALES AND MARKETING. Sales and marketing expenses are primarily comprised of personnel costs and travel expenses for our domestic and international sales and marketing employees, commissions paid to internal salespersons and independent manufacturers' representatives, shipping costs and marketing programs. Our sales and marketing expenses were $14.1 million in 1999, $13.3 million in 1998 and $16.0 million in 1997. Sales and marketing expenses as a percentage of revenues were 7.3% in 1999, 10.9% in 1998 and 10.0% in 1997. Sales and marketing expenses increased from 1998 to 1999 primarily due to increases in personnel costs related to the addition of internal salespersons and increased commissions related to higher revenues. As a percentage of revenues, sales and marketing expenses decreased as a result of modifying the commission structure in 1998 for certain internal salespersons. Sales and marketing expenses decreased from 1997 to 1998 as a result of lower commissions paid on reduced revenues. Sales and marketing expenses as a percentage of revenues were relatively flat from 1997 to 1998. We plan to expand our marketing programs and implement brand-name print advertising campaigns in 2000, which is expected to increase sales and marketing expenses as a percentage of revenues.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses are primarily comprised of personnel costs for our executive and administrative employees, professional fees and facilities overhead. These expenses were $9.7 million in 1999, $9.4 million in 1998 and $8.8 million in 1997. General and administrative expenses as a percentage of revenues were 5.1% in 1999, 7.7% in 1998 and 5.5% in 1997. From 1998 to 1999, general and administrative expenses increased primarily due to additional legal costs offset by reduced expenses due to the restructuring of our subsidiary in Scotland. General and administrative expenses were relatively flat from 1997 to 1998, with the exception of $397,000 related to costs associated with the restructuring of our subsidiary in Scotland. However, since the majority of our general and administrative expenses are fixed in the short-term, the downturn in revenues in 1998 caused an increase in general and administrative expenses as a percentage of revenues. Although we expect substantial legal expenses to continue in 2000, we expect general and administrative expenses to increase at a slower rate than revenues in future years.

    INTEREST AND OTHER EXPENSE, NET. Interest expense is comprised of interest related to our line of credit and equipment financing. Interest expense was $1.6 million in 1999, $1.4 million in 1998 and $1.7 million in 1997. In addition, in 1999 we contributed land with a cost basis of $325,000 to charity resulting in other expense. The decline in interest expense in 1998 resulted primarily from reduced borrowings.

    PROVISION (BENEFIT) FOR INCOME TAXES. Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws. An S corporation is generally not subject to corporate-level income tax. However, California levies an S corporation tax of approximately 1.5%, which we are required to pay. In addition to the California S corporation tax that we pay, our existing shareholders have been taxed directly on our earnings for federal and state income tax purposes, whether or not the earnings were distributed. Our S corporation status will terminate on the date immediately preceding the completion of this offering after which time we will be required to pay federal and state corporate-level income taxes as a C corporation. The provision (benefit) for income taxes has been restated on a pro forma basis for 1999 to reflect C corporation tax treatment. Our effective tax rate is estimated at 38%, which differs from the combined federal and state statutory rates due primarily to the utilization of Enterprise Zone tax credits. We operate in a state designated Enterprise Zone, in which companies located in economically depressed regions are offered hiring tax credits for eligible employees as well as tax credits related to the purchase of qualified production equipment.

    PRO FORMA NET INCOME. On a pro forma basis, after giving effect to the reinstatement of our S corporation status and the subsequent termination of our S corporation status on December 31, 1999, pro forma net income would have been $7.4 million in 1999.

QUARTERLY RESULTS

    The following table sets forth our unaudited quarterly consolidated results of operations data for each of the eight quarters ended December 31, 1999. In the opinion of management, these data have been prepared on a basis substantially consistent with our audited consolidated financial statements appearing elsewhere in this prospectus, and include all adjustments, consisting solely of normal recurring adjustments, that we believe necessary for a fair presentation of the data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The operating results for any one quarter are not necessarily indicative of the results to be expected for any future period.

                                                                             THREE MONTHS ENDED
                                            -------------------------------------------------------------------------------------
                                            MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,
                                              1998       1998       1998       1998       1999       1999       1999       1999
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                               (IN THOUSANDS)
CONSOLIDATED RESULTS OF OPERATIONS:
Net revenues..............................  $31,294    $23,402    $28,080    $39,511    $41,951    $41,327    $53,007    $56,308
Cost of revenues..........................   23,883     18,747     22,663     32,874     34,823     33,649     39,958     44,543
                                            -------    -------    -------    -------    -------    -------    -------    -------
Gross profit..............................    7,411      4,655      5,417      6,637      7,128      7,678     13,049     11,765
                                            -------    -------    -------    -------    -------    -------    -------    -------
Operating expenses
  Research and development................      555        590        517        518        536        438        373        485
  Sales and marketing.....................    3,860      3,355      2,852      3,274      3,324      3,710      3,314      3,802
  General and administrative..............    2,395      2,242      2,056      2,270      2,127      2,158      2,099      3,347
                                            -------    -------    -------    -------    -------    -------    -------    -------
    Total operating expenses..............    6,810      6,187      5,425      6,062      5,987      6,306      5,786      7,634
                                            -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) from operations.............  $   601    $(1,532)   $    (8)   $   575    $ 1,141    $ 1,372    $ 7,263    $ 4,131
                                            =======    =======    =======    =======    =======    =======    =======    =======

AS A PERCENTAGE OF REVENUES:
Net revenues..............................   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues..........................    76.3%      80.1%      80.7%      83.2%      83.0%      81.4%      75.4%      79.1%
                                            -------    -------    -------    -------    -------    -------    -------    -------
Gross profit..............................    23.7%      19.9%      19.3%      16.8%      17.0%      18.6%      24.6%      20.9%
                                            -------    -------    -------    -------    -------    -------    -------    -------
Operating expenses
  Research and development................     1.8%       2.5%       1.8%       1.3%       1.3%       1.1%       0.7%       0.9%
  Sales and marketing.....................    12.3%      14.3%      10.2%       8.3%       7.9%       9.0%       6.3%       6.8%
  General and administrative..............     7.7%       9.6%       7.3%       5.7%       5.1%       5.2%       3.9%       5.9%
                                            -------    -------    -------    -------    -------    -------    -------    -------
    Total operating expenses..............    21.8%      26.4%      19.3%      15.3%      14.3%      15.3%      10.9%      13.6%
                                            -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) from operations.............     1.9%      (6.5%)      0.0%       1.5%       2.7%       3.3%      13.7%       7.3%
                                            =======    =======    =======    =======    =======    =======    =======    =======

    We experienced increased revenues from the third quarter to the fourth quarter of 1999 as a result of increased demand in DRAM memory related to Year 2000 upgrades and conversions. In addition, an increased density 256 megabit Flash IC device was released to us in volume in November 1999 allowing us to ship related backlog. Availability of new technologies in our markets may lead to fluctuations in future quarterly revenues. Revenues and gross profit as a percentage of revenues increased significantly from the second quarter to the third quarter of 1999 as a result of an earthquake in Taiwan in September 1999. The earthquake resulted in a short-term supply shortage and substantial temporary price increase in the cost of our DRAM raw materials, resulting in higher overall average sales prices and gross margins for our DRAM memory products. Revenues in the second quarter of 1998 declined significantly from the first quarter due to declines in average sales prices resulting from an increase in the proportion of products sold on a consignment basis. Gross profit as a percentage of revenues decreased in the first two quarters of 1999 and the last quarter of 1998 as we reduced pricing in order to further establish our presence in the VAR channel.

FLUCTUATIONS IN QUARTERLY RESULTS

    Our quarterly operating results have fluctuated in the past and we believe they will continue to do so in the future. Our future results of operations will depend on many factors including:

    - Fluctuating market demand for and declines in the average sales prices of our products;

    - Overproduction by suppliers of the components used in our products;

    - The loss of any significant customer;

    - Our inability to procure required components or an increase in the cost of such components;

    - The effects of litigation;

    - Changes in our product and sales mix as well as seasonal demand for our products;

    - Market acceptance of new and enhanced versions of our products;

    - The timing of the introduction of new products or components and enhancements to existing products or components by us or our competitors;

    - Delays, cancellations or reductions of customer orders;

    - Inventory obsolescence, product returns and price protection;

    - Manufacturing inefficiencies associated with the start-up of new products and volume production;

    - Expenses associated with acquisitions; and

    - Manufacturing disruptions.

    Due to the above factors, quarterly revenues and results of operations are difficult to forecast, and we believe that period-to-period comparisons of our operating results are neither meaningful nor predictive of future performance. In one or more future quarters our results of operations may fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations from contributions of capital by our existing shareholders, borrowings on various lines of credit and cash from ongoing operations. As of December 31, 1999, we had working capital of $22.9 million and $3.8 million of cash and cash equivalents. In addition, we had approximately $7.5 million in unused availability at December 31, 1999 under our $20.0 million line of credit with Comerica Bank. At December 31, 1999, the outstanding principal balance under our line of credit was $12.5 million. In order to reduce borrowings and interest expense, we operate a control disbursement or zero-balance checking account. Under this account, we maintain a zero-balance and transfer funds from our line of credit to cover presented checks. As a result, we usually maintain a negative book cash balance related to outstanding checks.

    Net cash provided by operating activities was $7.5 million in 1999, $2.3 million in 1998 and $2.1 million in 1997. Net cash provided by operating activities in 1999 resulted primarily from an increase in operating income, offset partially by an increase in accounts receivable related to increased revenues. Net cash provided by operating activities in 1998 was attributable primarily to a decline in accounts receivable related to decreased revenues. In 1997, net cash provided by operating activities increased primarily due to a decline in inventory related to improved inventory management procedures.

    Net cash used in investing activities was $471,000 in 1999 and $2.6 million in 1998, attributable primarily to purchases of furniture, fixtures and equipment. Net cash provided by investing activities was $2.1 million in 1997, resulting from the repayment of related party loans of $3.4 million offset by purchases of furniture, fixtures and equipment. Purchases of furniture, fixtures and equipment related primarily to production and testing equipment to increase capacity. Although we had no material capital expense commitments as of December 31, 1999, we expect to spend up to approximately $2.0 million during the next 12 months, primarily for testing equipment.

    Net cash used in financing activities totaled $4.1 million in 1999, $1.4 million in 1998 and $3.9 million in 1997. In 1999, net cash used in financing activities resulted primarily from reduced borrowings and a decrease in capital lease and loan obligations for equipment, resulting from the restructuring of our subsidiary in Scotland. Net cash used in financing activities in 1998 was attributable primarily to payments on capital lease obligations. In 1997, net cash used in financing activities resulted primarily from reduced borrowings under our line of credit.

    In August 1999, we entered into a credit agreement with Comerica Bank. Under this agreement, we can borrow up to $20.0 million for general working capital purposes under a revolving line of credit. The amount available under our line of credit is based upon the levels of eligible accounts receivable and inventory. Borrowings under our line of credit bear interest at the prime lending rate plus 0.5%. At December 31, 1999, the prime lending rate was 8.5%. As a condition to our line of credit, we granted the bank a first priority security interest in substantially all of our assets. Our line of credit matures in August 2001 and requires us to maintain compliance with financial and non-financial covenants such as a minimum level of tangible net worth and a maximum debt to tangible net worth ratio. In the event we terminate the credit facility before August 2000 or August 2001, a termination fee of $400,000 and $200,000, respectively, will be assessed against us, unless the termination is due to the origination of a new credit facility with the bank. The line of credit also restricts our ability to engage in certain transactions without the prior written consent of the bank, including but not limited to the purchase redemption or acquisition of shares of our capital stock, the making of loans or guarantees to any other person or entity and the acquisition or disposition of any significant assets or entities. Also, we have agreed not to declare or pay any cash dividends or make any other cash distribution with respect to shares of our capital stock without the prior written consent of the bank, except as necessary to cover tax liability to our shareholders resulting from our operations. As of December 31, 1999, we were in compliance with all covenant requirements under the credit agreement.

    We have entered into several capital leases and loans to finance manufacturing and testing equipment. Our obligations under capital leases were $2.3 million on December 31, 1999, $5.1 million on December 31, 1998, and $4.3 million on December 31, 1997, with interest rates ranging from 8.1% to 9.6% per annum. Our equipment financing loan balances were $2.4 million on December 31, 1999, $1.4 million on December 31, 1998, and $1.6 million on December 31, 1997, with interest rates ranging from 8.4% to 9.1% per annum. The equipment note payable agreements contain various nonfinancial covenants that, among other things, limit distributions and dividends to shareholders without the prior written consent of the lenders, and require the equipment to remain unencumbered with other liens. As of December 31, 1999, we were in compliance with all covenants under the equipment note payable agreements.

    We have made cash distributions of a portion of our earnings to certain of our existing shareholders for reasons including payment of their overall personal income tax liabilities. These shareholders have transferred amounts in excess of their pro rata share of these distributions to our other shareholders in order to ensure that all of our shareholders have received pro rata distributions in accordance with rules applicable to S corporations. The aggregate net cash distributions for overall personal income tax liabilities were $237,000 in 1999 and $380,000 in 1997. In 1998, certain of our existing shareholders received overpayment refunds of approximately $105,000, which they remitted to us on behalf of all of our existing shareholders. For financial statement purposes, the distributions to our existing shareholders were unequal due to their differing personal tax liabilities. In 1999, net cash distributions for personal income tax liabilities and other purposes were $556,000 to Manouch Moshayedi, $578,000 to Mike Moshayedi and $503,000 to Mark Moshayedi. In 1997, net cash distributions for personal income tax liabilities and other purposes were $56,000 to Manouch Moshayedi and $369,000 to Mike Moshayedi, and overpayment refunds of $45,000 were remitted to us by Mark Moshayedi. In 1998, overpayment refunds were remitted to us in the amount of $15,000 by Manouch Moshayedi, $38,000 by Mike Moshayedi and $52,000 by Mark Moshayedi. For tax purposes, equal net cash distributions for personal income tax liabilities and other purposes were made to each of our existing shareholders of $502,000 in 1999 and $170,000 in 1997. For tax purposes, the excess of the net cash distributions for financial statement purposes over the net cash distributions for tax purposes is treated as a loan receivable from the applicable shareholder to us. For tax purposes, the overpayment refunds remitted to us by the existing shareholders in 1998 reduced this loan receivable from the applicable shareholder to us.

    On the date immediately prior to the completion of this offering we will distribute to our existing shareholders notes in an aggregate principal amount equal to our undistributed earnings from the date of our formation through the date immediately preceding the completion of this offering. Upon the completion of this offering, we will repay the principal amount of such notes less the amount of our estimated income tax liability, including interest and possible penalties, determined as if we were a
C corporation for all periods commencing January 1, 1996 through the date immediately preceding the completion of this offering. As of December 31, 1999, the aggregate principal amount of these notes would have been approximately $13.6 million, after giving effect to the increase in net deferred income tax assets resulting from the termination of our S corporation status on
November 11, 1996, and the amount of our estimated C corporation income tax liability would have been approximately $5.6 million. The actual principal amount of the undistributed earnings notes will be increased by the amount of our earnings from January 1, 2000 through the date immediately preceding the
completion of this offering, estimated to be an additional $      million as of
           , 2000. The actual amount of our potential C corporation income tax liability would be increased by the amount of our income tax liability from January 1, 2000 through the date immediately preceding the completion of this
offering, estimated to be an additional $      million as of            , 2000.
We will repay some or all of the remaining principal amount of these notes, depending on whether our status as an S corporation is reinstated by the IRS and depending on our ultimate additional tax liability as a C corporation, if any. In the event the IRS does not reinstate our S corporation status for all periods prior to the date of the completion of this offering, our existing shareholders will forgive that portion of the remaining principal amount of the notes equal to such additional corporate-level income tax liability, including interest and possible penalties, and we will repay the resulting balance due on the notes to our existing shareholders. See "S Corporation Status and Conversion."

    We believe that the net proceeds from this offering, together with our existing assets, anticipated debt and expected cash flow from operations will be sufficient to fund our operations for the next 12 months. Thereafter, we may require additional sources of funds to continue to support our business. Such funds, if needed, may not be available or may not be available on terms acceptable to us.

YEAR 2000 COMPLIANCE

    The Year 2000 problem is the result of many computer systems and software programs having been designed to accept or recognize only two digits rather than four digits to define the applicable year. Date sensitive hardware and software may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and software used by many organizations and governmental agencies may need to be upgraded to comply with these Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

    Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished leading up to 2000 was effective to prevent any problems. Computer experts have warned that there may still be residual consequences of the change in centuries and any such difficulties could result in a decrease in sales of our products, an increase in allocation of resources to address Year 2000 problems of our customers and suppliers without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by our customers and suppliers due to such Year 2000 problems.

    STATE OF READINESS. We conducted a Year 2000 assessment to assess the impact of the Year 2000 issue on us, and to coordinate remediation activities. We completed the evaluation of our products for Year 2000 compliance in June 1999. None of our product lines perform date related processing and none contain real time clock circuitry and, therefore, are Year 2000 ready. Our storage and connectivity products are used as components in a variety of host systems. The firmware, operating system and application software of these host systems are designed and manufactured by others. We make no claim with regard to the Year 2000 readiness of host systems designed by others in which our products are used.

    Our assessment of Year 2000 risks related to material suppliers, customers and other third parties is complete. Inquires were made of all critical suppliers and an assessment of their Year 2000 readiness was the basis for strategic decisions regarding alternate material sourcing and/or increasing inventory safety stocks. We also contacted our significant suppliers and customers regarding their Year 2000 readiness in order to understand the potential for any disruptions in their ordering patterns. Although based on our inquiries we have not found any potential Year 2000 problems with our customers, there can be no assurance that our customers will not be impacted by any unknown Year 2000 issues. The impact of any unknown Year 2000 issues for any of our significant customers could harm our business, financial condition and results of operations.

    COSTS TO ADDRESS OUR YEAR 2000 COMPLIANCE. Our costs for our Year 2000 assessment and remediation in 1999 was approximately $100,000. To date, we have not incurred any material expenditure in connection with identifying, evaluating, or remediating any Year 2000 compliance issues. However, if we discover any Year 2000 issue, the costs of remediating the problem could be higher than anticipated and could harm our business, financial condition and results of operations.

    RISKS. We are not currently aware of any additional significant Year 2000 compliance problems relating to our computer systems, software, or other systems that would materially harm our business, financial condition and results of operations. We may discover Year 2000 compliance problems in the future that may require substantial repair or replacement of our systems which could cause our business to suffer. The success of our Year 2000 compliance efforts depends, in part, on the success of our significant suppliers and customers in dealing with their Year 2000 issues. We do not have any control over the remediation efforts of our significant suppliers and customers and cannot fully determine the extent to which they have resolved their Year 2000 compliance issues. We currently purchase several critical components from a small number of suppliers. While this issue is being carefully managed, disruptions in the supply of components from any of these suppliers due to Year 2000 issues, could cause delays in our fulfillment of customer orders which could result in reduced or lost revenues. Furthermore, a significant portion of our sales have historically been to a limited number of customers. Any disruptions in the purchasing patterns of these customers or potential customers due to Year 2000 issues could cause a decline in our revenues. There can be no assurance that we and our significant suppliers and customers have identified and remedied all significant Year 2000 problems. Furthermore, there can be no assurance our insurance will cover losses from business interruptions arising from Year 2000 problems or those of our suppliers. If our significant suppliers and customers have Year 2000 problems, our business could be harmed.

    CONTINGENCY PLAN. Should previously undetected Year 2000 problems be found in our systems, these systems will either be upgraded, replaced, or operated in place with manual procedures to compensate for their deficiencies. While we believe that these alternative plans would be adequate to meet our needs without materially impacting our operations, there can be no assurance that these alternatives would be successful or that our results of operations would not be harmed by the delays and inefficiencies inherent in conducting operations in this manner.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We have market risk relating to borrowings under our line of credit because the interest rate under the line of credit is variable. Our line of credit had a balance of $12.5 million at December 31, 1999. Substantially all of our sales are denominated in U.S. dollars. However, if the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive. In addition, we purchase substantially all of our IC devices from U.S. subsidiaries of Japanese, Korean and Taiwanese companies. Fluctuations in the currencies of Japan, Korea or Taiwan could have an impact on the costs of our raw materials. To date, we have not entered any derivative instruments to manage risks related to interest rates or foreign currency exchange rates.

                                    BUSINESS

COMPANY OVERVIEW

    Simple Technology is a leading independent provider of standard and custom memory solutions, with products based on dynamic random access memory, or DRAM, static random access memory, or SRAM, and Flash memory technologies such as CompactFlash. We design, manufacture and market a comprehensive line of over 2,500 memory, storage and connectivity products used in high performance computing, networking and communications, consumer electronics and industrial applications. Examples of these applications include desktop and notebook computers, servers, routers, switches, digital cameras, digital video recorders, MP3 digital audio players, personal digital assistants, or PDAs, embedded controls and medical instruments. Our patented IC Tower stacking technology allows multiple standard components to be stacked together to provide increased functionality in the same form factor as a single component. This technology allows our customers to design memory intensive systems on a more competitive basis. Our CompactFlash technology provides portable digital devices, such as digital cameras and MP3 digital audio players, with increased storage and functionality in a smaller form factor.

    We offer standard and custom memory solutions to original equipment manufacturer, or OEM, and aftermarket customers, including value added resellers, or VARs, mail order customers, commercial and industrial distributors, and retailers. We believe our comprehensive line of products allows our customers to efficiently manage their supply chains by consolidating their memory, storage and connectivity product purchases. Our OEM Division, known as SiliconTech, primarily sells custom memory products for new systems, with most sales based on a coordinated design effort between us and our OEM customers. We believe our design, manufacturing, testing and logistics expertise, along with our proprietary technologies, enables us to respond to our customers' rapidly changing product and service requirements by providing our customers with timely access to higher speed and higher density memory products, reducing our customers' time-to-market and time-to-volume, and decreasing our customers' capital requirements and production and inventory costs. In 1999, our principal direct OEM Division customers included Dell Products L.P., Mitsubishi Electronics America, Inc., Motorola, Inc., Unisys Corporation and Xerox Corporation. Our Aftermarket Division primarily sells standard and custom memory and storage products which are mainly used as upgrades to existing systems. In 1999, our principal Aftermarket Division customers included Avnet Computer, Best Buy Co., Inc., CDW Computer Centers, Inc., Costco Wholesale Corporation, Ingram Micro Inc., Micro Warehouse, Inc. and PC Connection, Inc.

INDUSTRY BACKGROUND

    The demand for memory products in digital electronic systems is growing rapidly. The development of high performance PCs and servers and the evolution of Internet infrastructure have increased the demand for greater capabilities in the storage, manipulation, transfer and management of digital data. Digital computing and processing have extended beyond traditional computer systems, such as PCs and servers, to include a wide array of networking and communications, consumer electronics and industrial applications, including routers, switches, digital cameras, digital video recorders, MP3 digital audio players, PDAs, embedded controls and medical instruments. The increased functionality and decreased size of many of these products have led to a greater demand for higher density memory products with smaller form factors, lower power consumption and higher speeds at a lower cost. As a result, growth in the market for traditional devices and expansion in the demand for new forms of memory are expected to continue.

    The memory market can be divided into several types of integrated circuit, or IC, devices that are designed to perform specific functions within computer and other electronic systems. Three significant types of memory IC devices are DRAM, SRAM and Flash. DRAM and SRAM require a constant power supply to retain data and therefore are considered volatile memory. Since Flash is able to retain data without a power source, it is considered non-volatile memory. Within each of these categories, manufacturers are offering an increased variety of memory products that are designed for different applications and performance requirements. This increased variety has placed greater demands on manufacturers of computer and other electronic systems to maintain a current knowledge base and expertise.

    DRAM is a high density, low cost per bit, random access memory component which stores digital information in the form of bits and provides high speed storage and retrieval of data. According to Dataquest, the worldwide market for DRAM is expected to grow at a compound annual growth rate of 44.3% from $21.0 billion in 1999 to $63.1 billion in 2002.

    SRAM performs memory functions similar to DRAM, but is much faster and does not require the memory modules to be electronically refreshed. According to Dataquest, the worldwide market for SRAM is expected to grow at a compound annual growth rate of 8.5% from $4.3 billion in 1999 to $5.5 billion in 2002.

    Flash memory was developed as a solid-state, non-volatile memory alternative to rotating disk drives. Flash is noiseless, considerably lighter, more rugged and consumes substantially less power than a rotating disk drive. According to Dataquest, the worldwide market for Flash memory is expected to grow at a compound annual growth rate of 19.7% from $3.9 billion in 1999 to $8.0 billion in 2003.

    MARKET DRIVERS

    Growth in the third party memory market is expected to continue due to the following four primary market drivers:

    INCREASE IN DEMAND FOR MEMORY IN TRADITIONAL APPLICATIONS. The demand for memory in traditional applications is fueled by, among other things, expanding unit sales of PCs in business and consumer markets, the increasing use of PCs to perform memory-intensive graphics and multimedia functions, the increasing amount of memory required to support faster microprocessors, the proliferation of increasingly complex operating systems and application software, and the increasing use of local area network and wide area network routing and switching equipment that incorporates complex memory and embedded computer subsystems. For example, the evolution of PCs running Windows 95 and Pentium processors to PCs running Windows 98 and Pentium II processors has led to increased memory requirements from 16 megabytes to 32 megabytes. Furthermore, increased memory usage in servers and workstations, and networking and communications equipment has been driven by the growth of Internet infrastructure for such applications as e-commerce, e-mail and web hosting.

    GROWTH IN NEW AND EMERGING MEMORY APPLICATIONS. The evolution of digital technology has created a demand for memory solutions that offer smaller form factors, reduced power requirements, higher density and reliability, and the capability to withstand high levels of shock and vibration and extreme temperature fluctuations. These applications include, among others:

    - Networking and communications equipment, including mobile communications systems, network servers, network attached storage, routers, switches and wireless base stations;

    - Consumer electronics, including cellular telephones, digital cameras, MP3 digital audio players, network computers, PDAs and set top boxes; and

    - Industrial applications, including hand-held scanning devices and medical monitors.

    INCREASE IN OEM OUTSOURCING. As product lead times shorten and time-to-market and time-to-volume become more critical in product adoption and success, OEMs are increasingly outsourcing the design, development and manufacture of memory products to third party memory providers. These OEM outsourcing practices range from contract manufacturing, in which the OEM turns to an outside supplier to procure components and design and manufacture a specific product on a turnkey basis, to consignment, in which the OEM employs an outside supplier to design and manufacture a product using memory components supplied by the OEM. By outsourcing, OEMs are able to focus their resources on activities and technologies in which they add the greatest value, such as system design, sales, marketing and distribution. With the wide acceptance of build-to-order and direct sales distribution strategies, OEMs are increasingly more reliant on the manufacturing, logistics and inventory management functions of third party vendors to reduce their time-to-market and time-to-volume. Furthermore, as memory products increase in complexity, the design, manufacturing and test processes become more automated, requiring a greater level of investment in capital equipment and skilled engineers and specialists. Outsourcing allows
OEMs to gain access to advanced manufacturing facilities, thereby reducing OEMs' overall capital equipment requirements. In addition, the proliferation of a wide variety of memory devices, as well as frequent product design changes, short product life cycles and component price fluctuations, has created increased difficulties for OEMs to plan, procure and manage their inventories efficiently. By using a third party memory provider's manufacturing, volume procurement capabilities and inventory management expertise, OEMs can reduce their production and inventory costs.

    GROWTH IN AFTERMARKET DEMAND FOR MEMORY MODULES. The shift to modular PC and server designs configured with a base level of memory and sockets for upgrade memory has led to a growing demand for aftermarket memory modules. As an alternative to purchasing more expensive OEM-provided memory, corporate PC and server customers are relying on VARs, resellers and distributors as a source of high volume, cost-effective memory modules. In addition, consumer PC buyers are increasingly buying their additional memory requirements through retail channels. The introduction of new consumer electronic applications such as digital cameras and MP3 digital audio players has also led to a growing aftermarket for Flash memory cards.

THE SIMPLE TECHNOLOGY SOLUTION

    Simple Technology designs, manufactures and markets a comprehensive line of memory, storage and connectivity products used in high performance computing, networking and communications, consumer electronics and industrial applications. We believe our comprehensive line of products allows our customers to efficiently manage their supply chains by consolidating their memory, storage and connectivity product purchases.

    Our products are designed to offer the following features:

    - HIGH DENSITY. Our patented IC Tower stacking technology allows us to design and manufacture CompactFlash cards and DRAM memory modules in which multiple standard components are stacked together to provide increased functionality in the same form factor as a single component. This technology allows our customers to design memory intensive systems on a more competitive basis. As the component chips increase in capacity, our ability to increase density in the same form factor also increases.

    - SMALL FORM FACTOR. We are able to achieve one of the smallest form factors in the market for high density memory modules and Flash storage products.

    - HIGH PERFORMANCE AND RELIABILITY. Our memory products utilize sophisticated error detection and correction algorithms and dynamic defect management techniques to provide high data reliability and integrity. In addition, our memory products are designed to withstand high levels of shock and vibration and extreme temperature fluctuations typically associated with mobile computing and industrial applications.

    - LOW POWER CONSUMPTION. During read and write operations, our Flash storage products use less power than most rotating disk drives. At all other times during system operation, our Flash storage products require no power. This low power consumption translates into longer battery life for many mobile computing and consumer electronics devices.

    We offer our OEM customers a comprehensive memory solution from design and prototyping, through high volume production and testing. We believe our quick-turn design capabilities and automated manufacturing and test processes allow our OEM customers to achieve more rapid time-to-market and time-to-volume of their products in a cost-effective manner. Moreover, this outsourcing allows our OEM customers to focus their resources on activities and technologies in which they add the greatest value, such as system design, sales, marketing and distribution. We believe our technical capabilities and volume manufacturing strengths allow our OEM customers to cost-effectively design and implement customized, advanced memory chip technology in high volume product applications.

    Our Aftermarket Division customers include VARs, mail order customers, commercial and industrial distributors, and retailers. We are able to strengthen our relationships with these aftermarket customers and develop the Simple Technology brand-name through various marketing programs, such as volume purchase rebates, joint marketing, account manager incentives and lead generation. Moreover, we provide ongoing customer support, including on-line pricing and navigation tools, toll-free technical support and account manager training programs.

    We believe our design, manufacturing, testing and logistics expertise, along with our proprietary technologies, enables us to respond to our customers' rapidly changing product and service requirements by:

    - Providing our customers with timely access to higher speed and higher density memory products;

    - Reducing our customers' time-to-market and time-to-volume; and

    - Decreasing our customers' capital requirements and production and inventory costs.

STRATEGY

    Our goal is to be a worldwide leader in the design, manufacture and marketing of standard and custom memory solutions. We intend to continue to focus on growing markets, such as high performance computing, networking and communications, consumer electronics and industrial applications. In addition, we plan to expand our presence in new and emerging high growth memory markets for applications such as digital cameras, MP3 digital audio players, PDAs and various Internet devices. We plan to increase our market share in new and emerging markets by leveraging our existing sales channels to serve the OEM and aftermarket upgrade requirements for DRAM and SRAM memory modules, and Flash cards.

    The following are key elements of our strategy:

    EXPAND AND BROADEN OUR PRODUCT LINE. We plan to develop additional high density products to serve the growing memory needs of traditional applications, such as PCs, networking equipment and embedded applications, and new and emerging applications, such as digital cameras, MP3 digital audio players and PDAs. We expect to leverage our design, manufacturing, testing and logistics expertise to further expand and broaden our product line to produce higher density memory products with smaller form factors, lower power consumption and higher speeds.

    MAINTAIN AND EXTEND OUR TECHNOLOGICAL AND ENGINEERING LEADERSHIP. We are focused on utilizing our technological and engineering expertise to develop proprietary technologies to efficiently produce high quality, technologically advanced products that meet the complex and diverse needs of our customer base. Through this expertise we have developed patented proprietary technologies such as IC Tower stacking, as well as manufacturing and testing techniques which we believe allow for higher production yields and lower defect rates. We intend to continue to leverage and expand our technological and engineering expertise to develop new proprietary technologies and further expand our product and service offerings while improving our manufacturing and testing capabilities.

    AGGRESSIVELY ENGAGE OEMS. We intend to increase our marketing efforts directed at OEM design and supply chain managers. We believe the combination of our internal direct sales force and an external sales force of manufacturers' representatives and industrial distributors allows us to more effectively market our products to a larger number of OEM customers. We intend to expand our internal sales force by hiring additional corporate and regional account managers and hiring additional field application engineers to provide increased sales support. We also intend to expand our use of manufacturers' representatives and industrial distributors to target international customers. In addition, we plan to continue to implement Web-based interactive forums on key technology and product trends directed at existing and potential OEM customers.

    AGGRESSIVELY ENGAGE AFTERMARKET CUSTOMERS. We intend to increase our marketing efforts directed at aftermarket customers. We plan to make a significant investment in advertising and marketing programs that we believe will enhance our relationships with these customers and further develop Simple Technology brand-name recognition. In addition, we believe that many of the custom products developed for our OEM customers will eventually reach the high volume aftermarket channel as advanced memory technologies become widely accepted. We believe that we are well positioned to capitalize on these product life cycle synergies between our OEM and Aftermarket Divisions.

    INCREASE MANUFACTURING EFFICIENCIES. We intend to further improve our manufacturing efficiencies while maintaining our focus on quality and responsiveness to customers through our quick-turn design and manufacturing services. We believe we benefit from certain economies of scale in procurement and equipment utilization due to our volume manufacturing of a wide variety of products. In addition, we believe our experienced manufacturing staff and automated surface mount equipment improve the efficiency of our manufacturing process. We plan to continue our focus on improving this efficiency through enhanced procurement, inventory tracking and control, and management information systems.

    FURTHER PENETRATE INTERNATIONAL MARKETS. We intend to expand our existing relationships and establish new relationships with international customers through increased sales and marketing activities, including local advertising campaigns and joint marketing programs. In addition, we plan to increase our local sales presence through additional sales offices and field application engineers, as well as expand our relationships with manufacturers' representatives and industrial distributors overseas.

    PURSUE ACQUISITIONS OF COMPLEMENTARY BUSINESSES AND TECHNOLOGIES. We intend to pursue selective acquisitions to complement our internal growth. We intend to seek acquisitions which we believe will strengthen our position in our targeted markets, enhance our technology base, increase our production capacity and expand our geographic presence. We intend to seek and acquire companies with synergistic or complementary technologies, manufacturing capabilities and sales channels. We currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions.

DESIGN, MANUFACTURING AND TEST

    DESIGN AND PRODUCTION. The typical production cycle consists of a design stage followed by a prototype stage and ends with full production of the final product. The length of the design stage has been reduced in recent years due to rapid improvements in technology and the increased demand for greater functionality and smaller form factors. In response, we have developed quick-turn design and manufacturing services. By working with our OEM customers early in the design and prototype stages, we are able to resolve critical design considerations effectively and efficiently, thus shortening the time from prototype design to volume manufacturing. Moreover, working closely with our OEM customers throughout the design and production stages allows us to gain important insights into their future product requirements. In addition, we believe our quick-turn design and manufacturing services allow us to introduce upgrade products to the aftermarket on a timely basis to coincide with new product releases.

    MANUFACTURING. Our manufacturing processes rely on a high level of automation and involve the use of fine pitch surface mount equipment which has been specialized for the production of memory products. Our surface mount manufacturing lines have been optimized to support the placement and configuration of a high number of IC devices on each board. We believe we are able to achieve a high manufacturing yield and minimize direct labor costs as a result of our design efficiencies, high level of automation and general manufacturing expertise. Due to our flexible manufacturing setup, we have the ability to offer our customers rapid manufacturing and test cycles on small and large projects. We also have developed an automated method of manufacturing our IC Tower stacking products which we believe results in further manufacturing efficiencies. Our OEM Division manufacturing is ISO 9001 certified.

    TEST. An important aspect of our manufacturing operations is our focus on product testing. We test 100% of our memory products upon completion of manufacturing, which results in lower returns due to product defects. We believe that our test expertise will continue to grow in importance as the speed and complexity of memory products increase. Our test engineering group develops proprietary testing routines and parameters which, together with our continued investment in advanced testing equipment, enables us to diagnose problems in system design and memory components.

TECHNOLOGY

    Our research and development efforts are focused on developing reliable, high performance and cost-effective memory products to address the needs of traditional and emerging memory applications. We believe that the timely development of new products is essential to maintaining our competitive position. Our engineering staff works closely with our OEM customers and provides services throughout the production cycle, including component selection, schematic design, layout, manufacturing and test development. We design our products to be compatible with existing industry standards and, where appropriate, develop and promote new standards. An important aspect of our engineering operations is to understand the challenges being offered by our OEM customers' custom design requirements and satisfy them by utilizing our proprietary technologies and our technical expertise. In the course of meeting our customers' challenges, we are often required to develop new technologies and processes which are later added to our design library for use by our other customers. Our design library consists of over 1,000 designs that are available for all standard and custom configurations. We focus primarily on new high speed memory modules, improvements in test routines and related software, and improvements in manufacturing processes and technologies. We plan to continue to direct our research and development efforts toward the design of new memory products which address the requirements of our OEM and aftermarket customers.

    In the Flash market, our research and development is directed toward the design and introduction of new Flash products that provide improved storage capacities, higher speed read and write capabilities, smaller form factors, and new form factors and interfaces. These products are intended for networking and communications, consumer electronics and industrial applications.

    Our IC Tower stacking technology enables us to produce high density DRAM and Flash products by manufacturing products in a three-dimensional form. These products are smaller in form factor and have higher speed capabilities than the traditional two-dimensional designs. We stack DRAM modules and Flash cards using standard components without any modification to the underlying components. This capability enables us to shorten our customers' design cycles for high density modules to standard lead times normally associated with non-stacked modules.

PRODUCTS

    We design, manufacture and market a comprehensive line of over 2,500 memory, storage and connectivity products using our proprietary design and manufacturing technologies. Substantially all of our DRAM and Flash memory products comply with industry standards and are based on a variety of industry architectures. We offer DRAM, Flash, stacking, SRAM and other products, which include hard drive upgrade kits and connectivity products. Sales of memory products accounted for substantially all of our revenues in 1999.

    DRAM PRODUCTS

    We offer DRAM products including a wide range of single in-line memory modules, or SIMMs, dual in-line memory modules, or DIMMs, and small outline dual in-line memory modules, or SO DIMMs. Our standard DRAM products are available in various configurations of up to 184-pins and densities of up to 512 megabytes. Many of these products are also offered in 3.3 volt or 5.0 volt configurations utilizing different DRAM architectures such as DDR, EDO, FPM, RDRAM and SDRAM.

    The following table describes certain of our non-stacking DRAM products as of March 10, 2000:

          DRAM                                      SPEED
     PRODUCT FAMILY       DENSITY     ARCHITECTURE   (MHZ)                  APPLICATIONS
184-pin DIMM              64-512MB    DDR          200-266     Servers and workstations
Rambus DIMM               32-256MB    RDRAM        600-800     Desktop PCs, embedded controls and
                                                               workstations
168-pin Registered DIMM   64-512MB    SDRAM        66-133      Desktop PCs, embedded controls,
                                                               networking and communications
                                                               equipment, printers, routers, servers
                                                               and workstations
168-pin DIMM              16-512MB    EDO, FPM,    10-133      Desktop PCs, embedded controls,
                                      SDRAM                    networking and communications
                                                               equipment, printers, routers, servers
                                                               and workstations
144-pin SO DIMM           16-256MB    EDO, FPM,    10-133      Embedded controls, networking and
                                      SDRAM                    communications equipment, notebook PCs,
                                                               printers and routers
100-pin DIMM              16-64MB     EDO, FPM,    33-133      Networking and communications
                                      SDRAM                    equipment, printers and Windows
                                                               terminals
72-pin SO DIMM            16-64MB     EDO, FPM     10-33       Networking and communications
                                                               equipment, and notebook PCs
72-pin SIMM               16-128MB    EDO, FPM     10-33       Desktop PCs, embedded controls,
                                                               networking and communications
                                                               equipment, printers, routers and
                                                               servers

    FLASH PRODUCTS

    We manufacture three types of Flash products: Flash modules, Linear Flash PC Cards and data storage Flash products. Flash modules and Linear Flash PC Cards are commonly used in execute-in-place and code storage applications such as networking and communications and embedded applications. Data storage Flash products are commonly used where execute-in-place is not required and data storage is the primary function such as in digital cameras, MP3 digital audio players, certain networking and communications and embedded applications, and ruggedized computers.

    FLASH MODULES. We offer standard, custom and application-specific Flash modules, including 168-pin Asynchronous DIMMs, 80-pin Asynchronous SIMMs and 72-pin DRAM/Flash combination SIMMs. Our Flash modules are available in densities of up to 64 megabytes. We also offer additional options such as on board active reset control and system reset. Many of these products are also available in 3.3 volt or 5.0 volt configurations.

    The following table describes certain of our Flash modules as of March 10, 2000:

    FLASH MODULE
   PRODUCT FAMILY        DENSITY                ARCHITECTURE                         APPLICATIONS
168-pin DIMM           4-16MB          3.3 volt or 5.0 volt              Networking and communications
                                                                         equipment, printers and switches
80-pin SIMM            2-64MB          12.0 volt/5.0 volt programming,   Networking and communications
                                       5.0 volt only, 3.3 volt only,     equipment, printers and switches
                                       reset options
72-pin DRAM/Flash      8MB Flash       Plugs into the DRAM socket;       Networking and communications
  SIMM                 56MB DRAM       reads and writes like DRAM        equipment

    LINEAR FLASH PC CARDS. We offer standard, custom and application-specific Linear Flash PC Cards, with densities ranging from 512 kilobytes to 64 megabytes.

    The following table describes certain of our Linear Flash PC Cards as of March 10, 2000:

LINEAR FLASH PC CARD
   PRODUCT FAMILY        DENSITY                 FEATURES                           APPLICATIONS
68-pin PC Card         512KB-64MB     Plug and play, compatible to      Medical equipment, networking and
                                      Intel based series 1, 2, 2+ and   communications equipment, notebook
                                      Value Series 100 and 200 PC       PCs, PDAs and test equipment
                                      Cards
68-pin PC Card         1MB-64MB       Plug and play, compatible to      Medical equipment, networking and
                                      series C and D AMD cards          communications equipment, PDAs and
                                                                        test equipment

    DATA STORAGE FLASH PRODUCTS. We offer a broad line of data storage Flash products in various capacities, form factors, operational voltages and temperature ranges. Our current product families include CompactFlash, ATA Flash PC Cards and solid-state Flash storage. Our data storage Flash products are compatible with a majority of today's industry-standard computing and communications systems.

        COMPACTFLASH. Our CompactFlash products provide full PC Card ATA functionality but are only one-fourth the size of a standard PC Card. CompactFlash's small size, durability, low power consumption and ability to operate at either 3.3 volts or 5.0 volts make it well-suited for a range of current and next-generation, small form factor consumer applications such as audio recorders, digital cameras, MP3 digital audio players and PDAs. CompactFlash products provide interoperability with systems based on the PC Card ATA standard by using a low cost passive adapter.

        ATA FLASH PC CARDS. Our ATA Flash PC Cards are used in storage, data backup and data logging applications. Our products are available in PC Card Type I, II and III form factors.

        SOLID-STATE FLASH STORAGE. Our solid-state Flash storage products are available in 2.5 inch and 3.5 inch hard disk form factors and are targeted at applications that require embedded data storage devices. Our solid-state Flash storage products offer rugged, portable, low power data storage and are plug and play replacements for rotating IDE drives, making them ideal for notebook computers, communication devices, and networking and communications applications requiring embedded storage.

    The following table describes certain of our data storage Flash products as of March 10, 2000:

          DATA STORAGE FLASH
            PRODUCT FAMILY               DENSITY                    FORM FACTOR
CompactFlash                             8-128MB      Type I (36.4mm X 42.8mm X 3.3mm)
ATA Flash PC Card                        8MB-1GB      Type I (54.0mm X 85.6mm X 3.3mm)
                                                      Type II (54.0mm X 85.6mm X 5.0mm)
                                                      Type III (54.0mm X 85.6mm X 10.0mm)
Solid-state Flash storage                8MB-1GB      Type III (54.0mm X 85.6mm X 10.0mm)

    STACKING DRAM AND FLASH CARD PRODUCTS

    DRAM MODULES AND FLASH CARD PRODUCTS. We offer custom and application-specific stacking DRAM modules including a wide range of DIMMs and SO DIMMs. Our stacking DRAM modules are available in various configurations of up to 200-pins and densities of up to 1 gigabyte. Many of these modules are also offered in both 3.3 volt and 5.0 volt configurations utilizing different DRAM architectures such as EDO, FPM and SDRAM. Furthermore, our IC Tower stacking technology has enabled us to offer a 320 megabyte Type II CompactFlash card, which is one of the highest capacity CompactFlash cards currently available.

    The following tables describe certain of our stacking DRAM and Flash card products as of March 10, 2000:

     STACKING DRAM                                               SPEED
    PRODUCT FAMILY          DENSITY         ARCHITECTURE         (MHZ)           APPLICATIONS
200-pin Registered DIMM    256-512MB      SDRAM                  66-133      Servers
168-pin Registered DIMM    256MB-1GB      SDRAM                  66-133      Desktop PCs,
                                                                             embedded controls,
                                                                             networking and
                                                                             communications
                                                                             equipment, printers,
                                                                             routers, servers and
                                                                             workstations
168-pin DIMM               256MB-1GB      EDO, FPM, SDRAM        10-133      Desktop PCs,
                                                                             embedded controls,
                                                                             networking and
                                                                             communications
                                                                             equipment, printers,
                                                                             routers, servers and
                                                                             workstations
144-pin SO DIMM            128MB          SDRAM                  66-133      Embedded controls,
                                                                             networking and
                                                                             communications
                                                                             equipment, notebook
                                                                             PCs and routers

           STACKING FLASH CARD
             PRODUCT FAMILY                DENSITY                   FORM FACTOR
CompactFlash                               320MB      Type II (36.4mm X 42.8mm X 5.0mm)

    IC TOWER STACKING COMPONENTS. Our patented IC Tower stacking technology is a high density memory design architecture that uses standard DRAM IC devices to create high capacity components. We offer a wide selection of stacked components to be used on memory modules and on our customers' specific applications. This technology is used in complex, high capacity module designs and systems and offers chip density that is less expensive that non-stacked components on a per megabyte basis.

    The following table describes certain of our IC Tower stacking components as of March 10, 2000:

 IC TOWER STACKING PRODUCT                                SPEED
           FAMILY              DENSITY     ARCHITECTURE   (MHZ)                APPLICATIONS
DDR                           128-512MB    2 High         200-266     Standard and application-
                                           (64-256MB)                 specific memory modules and
                                                                      systems
SDRAM                         128-512MB    2 High         66-133      Standard and application-
                                           (64-256MB)                 specific memory modules and
                                                                      systems
EDO/FPM                       128MB        2 High         10-33       Standard and application-
                                           (64MB)                     specific memory modules and
                                                                      systems

    SRAM PRODUCTS

    We offer a comprehensive line of standard, custom and application-specific SRAM modules and PC Cards, including synchronous, asynchronous and battery backup low power SRAMs. Our SRAM products are available in densities of up to 8 megabytes. Many of these products are also available in 3.3 volt or 5.0 volt configurations.

    The following table describes certain of our SRAM products as of March 10, 2000:

                                                         SPEED
          SRAM PRODUCT FAMILY              DENSITY       (MHZ)                APPLICATIONS
Custom ZBT                                4-8MB          133-200     Networking and communications
                                                                     equipment
PC Card                                   512KB-6MB      6.6-10      Embedded systems, industrial
                                                                     control test equipment and
                                                                     networking and communications
                                                                     equipment
72-pin SIMM                               2-8MB          66-100      Networking and communications
                                                                     equipment
64-pin SIMM                               1MB            66-83       Networking and communications
                                                                     equipment

    OTHER PRODUCTS

    HARD DRIVE UPGRADE KITS. We offer hard drive upgrade kits for many of the major brands of notebook PCs. Our products range from 4 to 18 gigabytes. The primary use of these products is to enhance the storage capacity of notebook PCs.

    CONNECTIVITY PRODUCTS. We offer connectivity products that connect PC Cards, CompactFlash cards and hard drive upgrade kits to a PC's parallel port or USB port. These products allow the user to move information from their PC Card, CompactFlash card or hard drive to their desktop or notebook PC.

CUSTOMERS

    OEM DIVISION

    In 1999 our OEM Division sold to over 200 direct customers and industrial distributors, none of which accounted for more than 10.0% of our total revenues in 1999. Our largest OEM customer accounted for 24.0% of our OEM Division revenues or 6.2% of our total revenues in 1999. No OEM Division customer accounted for more than 10.0% of our total revenues in 1999. The following table lists our top ten OEM Division customers in 1999 comprising an aggregate of 75.4% of our OEM Division revenues or 19.4% of our total revenues.

                    CUSTOMER                             MARKET SEGMENT/DISTRIBUTION CHANNEL
                    --------                       ------------------------------------------------
Alcatel Internetworking, Inc.                      Networking equipment
Bell Microproducts, Inc.                           Industrial distribution
Dell Products L.P.                                 Desktop PCs, enterprise servers and notebook PCs
EMC Corporation                                    Network attached storage
Fujitsu Microelectronics, Inc./                    Desktop PCs, enterprise servers, notebook PCs
  Fujitsu Personal Systems, Inc.                   and workstations
Mitsubishi Electronics America, Inc.               Desktop PCs, enterprise servers and notebook PCs
Motorola, Inc.                                     Single board computers
Pioneer-Standard Electronics, Inc.                 Industrial distribution
Unisys Corporation                                 Mainframes and servers
Xerox Corporation                                  Office equipment

    AFTERMARKET DIVISION

    In 1999 our Aftermarket Division sold to over 1,500 customers through a variety of distribution channels including VAR, mail order, commercial and industrial distribution and retail. Our largest Aftermarket Division customer, CDW Computer Centers, Inc., accounted for 26.1% of our Aftermarket Division revenues or 19.4% of our total revenues in 1999. No other Aftermarket Division customer accounted for more than 10.0% of our total revenues in 1999. The following table lists our top ten Aftermarket Division customers in 1999 comprising an aggregate of 47.6% of our Aftermarket Division revenues or 35.3% of our total revenues.

            CUSTOMER                DISTRIBUTION CHANNEL
            --------               -----------------------
Avnet Computer                     Industrial distribution
Best Buy Co., Inc.                 Retail
CDW Computer Centers, Inc.         Mail order
Costco Wholesale Corporation       Retail
Ingram Micro Inc.                  Commercial distribution
Micro Warehouse, Inc.              Mail order
PC Connection, Inc.                Mail order
PC Service Source                  VAR
WestGroup International Pty Ltd.   VAR
Wyle Electronics                   Industrial distribution

    In addition, through our commercial distribution arrangements, we supply certain of our products to e-commerce companies, including Buy.com, Beyond.com and Egghead.com, for their sale of these products on the Internet.

    We expect that sales of our products to a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future and believe that our financial results will depend in significant part upon the success of our customers' products. We have also experienced changes in the composition of our major customer base from year to year as the market demand for our customers' products change and we expect this variability will continue in the future.

SALES AND MARKETING

    OEM DIVISION

    Our OEM Division uses an internal direct sales force complemented by an external sales force of manufacturers' representatives and industrial distributors for sales to OEM customers in the U.S. and internationally. We believe these combined sales forces have the local presence, market knowledge and strategic insight to allow us to more effectively market our products to a larger number of OEM customers. In addition, as part of our sales and marketing efforts, our experienced applications engineers work closely with our OEM customers in designing our products into OEMs' systems.

    AFTERMARKET DIVISION

    We ship Simple Technology brand-name products directly to VARs, mail order customers, commercial and industrial distributors and retailers. Our products are available in more than 800 stores. In addition to in-house sales representatives, our sales efforts in the aftermarket channel are supported by manufacturers' representatives. For the mail order and retail channels, we implement direct advertising in magazines and newspapers as a way of bringing end-users to our customers' locations. Some of our aftermarket customers also feature our products in their advertisements in exchange for a fee. We offer certain VARs volume rebates and work with their customers to qualify our products for their information system departments. For commercial distributors, we purchase corporate image advertising, offer volume rebate and joint marketing programs and generate leads at electronics trade shows and refer those potential customers to our distributors. In addition, we have developed direct advertising programs with certain of our commercial distributors' e-commerce customers in which we market our products on their web-sites.

CUSTOMER SERVICE AND SUPPORT

    We provide our customers with comprehensive product service and support. We work closely with our OEM customers to monitor the performance of their product designs and to provide application design and support and assistance to provide us with insights into defining their subsequent generations of products. Our standard OEM support package is generally offered with all product sales and includes full technical documentation and application design assistance. During our OEM customers' production phase, we also provide failure analysis and replacement of defective components. In some cases, we also offer more extensive support which includes training, system-level design, implementation and integration support. We believe that tailoring our technical support to our OEM customers' needs is essential for the success of our product introductions and to achieve a high level of satisfaction among our customers. Our aftermarket customers receive technical support on an unlimited, toll-free basis and are assigned a dedicated technician familiar with their account. We train the account managers of certain aftermarket customers to keep them informed about our product line. In addition, we offer aftermarket customers on-line pricing and navigation tools, and a personalized Web page available through our extranet which features personalized information such as promotions, new products and contact information.

COMPETITION

    We conduct business in an industry characterized by intense competition, rapid technological change, evolving industry standards, declining average sales prices and rapid product obsolescence. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer standing relationships with customers and suppliers.

    Our primary competitors include:

       COMPONENT MANUFACTURERS                MODULE/PC CARD ASSEMBLERS             STACKING MEMORY MANUFACTURERS
-------------------------------------   -------------------------------------   -------------------------------------
- Advanced Micro Devices, Inc.          - Celestica Inc.                        - Dense-Pac Microsystems, Inc.
- Hitachi Semiconductor                 - Centennial Technologies               - StakTek Corporation
   (America) Inc.                       - Kingston Technology
- Intel Corporation                     Company
- Micron Semiconductor                  - SanDisk Corporation
   Electronics, Inc.                    - Silicon Storage Technology, Inc.
- NEC Electronics, Inc.                 - Solectron Corporation
- Samsung Electronics                   - Viking Components, Inc.
   Company Ltd.
- Toshiba America Electronic
   Components, Inc.

    We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets that have similar or alternative products which may be less costly or provide additional features. In addition, some of our significant suppliers are also our competitors, many of whom have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. Competition also may arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Therefore, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

    We compete in our target markets based primarily on quality and price, design and manufacturing technology, and responsiveness to our customers' needs. We expect our competitors will continue to improve the performance of their current products, reduce their current product sales prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products.

    To remain competitive, we must, among other things:

    - Compete favorably on the basis of price;

    - Maintain quality levels;

    - Provide technologically advanced products;

    - Offer flexible delivery schedules;

    - Deliver finished products on a timely basis in sufficient volume to satisfy our customers' requirements;

    - Successfully protect our intellectual property rights;

    - Provide efficient and high volume manufacturing and testing services; and

    - Accurately anticipate and prepare for new technological trends and standards in the industry.

    The Flash memory market is in the early stage of development. There is currently an absence of a single Flash memory standard. It is possible that Flash memory standards other than those to which our products conform will emerge as the industry standard. If we are unable to anticipate and adequately allocate our resources in a timely and efficient manner toward the production and development of industry standard Flash memory products, we may experience significant delays in releasing new and commercially viable products. In addition, if a competing technology replaces or takes significant market share from the Flash memory market, we would not be able to sell our Flash products.

SUPPLIERS

    IC devices represent approximately 95% of our component costs. We purchase these IC devices from a small number of suppliers. In 1999 our significant suppliers of IC devices included:

              DRAM IC DEVICE SUPPLIERS                               FLASH IC DEVICE SUPPLIERS
-----------------------------------------------------  -----------------------------------------------------
- Fujitsu Microelectronics, Inc.                       - Advanced Micro Devices, Inc.
- Hyundai Electronics America, Inc.                    - Hitachi Semiconductor (America) Inc.
- NEC Electronics, Inc.                                - Sharp Microelectronics of the Americas
- Toshiba America Electronic Components, Inc.          - Toshiba America Electronic Components, Inc.
- Vanguard International Semiconductor Corporation

    Hitachi Semiconductor (America) Inc. supplies substantially all of the IC devices used in our Flash memory products. In addition, Fujitsu Microelectronics, Inc., Hyundai Electronics America, Inc., NEC
Electronics, Inc., Toshiba America Electronic Components, Inc. and Vanguard International Semiconductor Corporation supply a majority of the DRAM IC devices used in our DRAM memory products. We have no long-term supply contracts. A disruption or termination of our supply relationship with any of our significant suppliers would, among other things, cause delays, disruptions or reductions in product shipments or increase costs and/or prices and would harm our business. In particular, if our supply relationship with Hitachi Semiconductor
(America) Inc. is disrupted or terminated, our Flash business would be substantially harmed.

    We are continuing to identify and establish additional sources of supply where we have supplier concentrations, although there can be no assurance that these efforts will be successful. In the future, if the demand for our products exceeds our suppliers' ability to deliver needed components or subassemblies, we may be placed on supplier allocation and we may be unable to meet customer demand.

BACKLOG

    Sales of our memory products are made pursuant to short-term cancelable purchase orders. We include in our backlog only those customer orders for which we have accepted purchase orders and to which we have assigned shipment dates within the upcoming six months. Since orders constituting our backlog are subject to change due to, among other things, customer cancellations and reschedulings, and our ability to procure necessary components, backlog is not necessarily an indication of future revenues. In addition, there can be no assurance that current backlog will necessarily lead to revenues in any future period. Our combined backlog was $13.4 million as of December 31, 1999 and $2.0 million as of December 31, 1998. Our OEM Division backlog was
$12.8 million as of December 31, 1999 and $1.5 million as of December 31, 1998, compared to our Aftermarket Division backlog of $600,000 as of December 31, 1999 and $500,000 as of December 31, 1998. This increase in OEM Division backlog was primarily due to increasing OEM orders and the lengthening of OEM order cycles. Aftermarket backlog is typically nominal since substantially all aftermarket orders are filled on a same-day or next-day basis. Booking visibility continues to be limited with a substantial majority of our quarterly product revenues coming from orders that are received and fulfilled in the same quarter.

INTELLECTUAL PROPERTY RIGHTS

    We regard our patents, trademarks, trade secrets and other intellectual property as critical to our success. We rely on a combination of patents, trademarks, copyrights and trade secret common and statutory laws, confidentiality procedures, and employee disclosure and invention assignment agreements to protect our intellectual property rights.

    As of December 31, 1999, we owned eight U.S. patents, including a patent related to our IC Tower stacking products, and two additional patent applications were pending. Although we consider the patents currently held by us to be critical to our success, there can be no assurance that any patents currently held by us or any patents which may be granted to us in the future will not be challenged, invalidated or circumvented or that rights granted thereunder will provide meaningful protection or other commercial advantage to us. Furthermore, there can be no assurance that third parties will not develop similar products, duplicate our products or design around the patents currently owned by us or which may be granted to us in the future. Because we view intellectual property rights as critical to our success, we intend to pursue future patents and other intellectual property rights in the U.S. There can be no assurance that we will be successful in our endeavors to pursue future patents and intellectual property rights. Furthermore, there can be no assurance that our trade secrets and know-how may not become known to third parties, or become part of the public domain, which in either case would harm our financial performance and business operations.

    We have not applied and do not expect to apply for patent protection in foreign countries. In addition, the laws of foreign countries may not adequately protect our intellectual property rights. Many U.S. companies have encountered substantial infringement problems in some foreign countries. Because some of our products are sold and some of our business is conducted overseas, we have exposure to foreign intellectual property risks.

    The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions. Therefore, we believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. In addition, from time to time, third parties may bring suit against us. On September 23, 1998, we filed a lawsuit against Dense-Pac Microsystems, Inc. because we believe that Dense-Pac's stacking products infringe our IC Tower stacking patent. Dense-Pac denied our claim and asserted a counterclaim against us alleging infringement of its stacking patent. We denied Dense-Pac's claim of infringement and trial is set for June 2000. We intend to vigorously enforce and defend our patent rights, but there can be no assurance that these efforts will be successful. For further discussion concerning this litigation, see "--Legal Proceedings--Dense-Pac Microsystems, Inc.," and "Risk Factors--If we are unsuccessful in our suit against Dense-Pac Microsystems for patent infringement of our IC Tower stacking patent, or if we are unsuccessful in defending against Dense-Pac's counterclaim of patent infringement and patent invalidity, our business would be harmed."

    In the event of an adverse result in any such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to practice the infringed technology. Any litigation, whether as plaintiff or as a defendant, would likely result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In addition, the results of any litigation are inherently uncertain.

    In the event we desire to incorporate third party technology into our products or our products are found to infringe on others' patents or intellectual property rights, we may be required to license such patents or intellectual property rights. If we obtain licenses from third parties, we may be required to pay license fees or make royalty payments, which could reduce our gross margins. If we are unable to obtain a license from a third party for technology, we could incur substantial liabilities or be required to expend substantial resourses redesigning our products to eliminate the infringement. There can be no assurance that we would be successful in redesigning our products or that we could obtain licenses under commercially reasonable terms. Furthermore, any development or license negotiations could require substantial expenditures of time and other resources by us.

    As is common in the industry, we currently have in effect a number of agreements to indemnify certain of our suppliers and customers for alleged patent infringement. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. We may from time to time be engaged in litigation as a result of such indemnification obligations. Furthermore, our insurance does not provide protection in such circumstances.

    In our efforts to maintain the confidentiality and ownership of trade secrets and other confidential information, all of our employees are required to sign employee disclosure and invention assignment agreements. This agreement requires our employees to disclose, document, and assign their interest in all inventions, patents and copyrights developed while employed with us. Our employees further agree to preserve all of our confidential information including trade secrets, customer information, know-how and other business information. There can be no assurance that these agreements will provide meaningful protection of our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information. See "Risk Factors--Risks associated with patents, proprietary rights and related litigation may harm our business."

LEGAL PROCEEDINGS

    DENSE-PAC MICROSYSTEMS, INC.

    On September 23, 1998, we filed a lawsuit against Dense-Pac
Microsystems, Inc. in the United States District Court for the Central District of California for infringement of our IC Tower stacking patent, U.S. Patent
No. 5,514,907. We are seeking damages and injunctive relief. On October 15, 1998, Dense-Pac filed an answer to our complaint denying our claim of infringement, asserted a defense of patent invalidity against our IC Tower stacking patent and asserted a counterclaim against us alleging infringement of its stacking patent, U.S. Patent No. 4,956,694. On November 12, 1998, we filed an answer to Dense-Pac's counterclaim denying Dense-Pac's claim of infringement against us and asserting a defense of patent invalidity. Dense-Pac is seeking injunctive relief and damages equal to 2% of the sales of our IC Tower stacking products plus interest. As of December 31, 1999, Dense-Pac sought damages, including interest, totaling approximately $400,000. Dense-Pac has also requested an award of attorneys' fees and treble damages and has reserved the right to seek unspecified lost profits as a result of the alleged infringement. We intend to pursue and defend our position vigorously. Trial is set for June 2000.

    The outcome of this litigation is uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Dense-Pac litigation, we have incurred, and expect to continue to incur, substantial legal fees and expenses. The Dense-Pac litigation has also diverted, and is expected to continue to divert, the efforts and attention of our key management and technical personnel. As a result, our pursuit and defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse to us, we would be required to pay significant monetary damages to Dense-Pac and would be enjoined from selling those of our products found to infringe Dense-Pac's patent unless and until we are able to negotiate a license from Dense-Pac. In the event we obtain a license from Dense-Pac, we would likely be required to make royalty payments to Dense-Pac with respect to sales of our products covered by the license. Any such payments would increase our cost of revenues and reduce our gross profits. There can be no assurance that we could enter into a licensing arrangement with Dense-Pac on commercially reasonable terms, if at all. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments pursuant to any such license agreement, our business would be harmed. In addition, if our IC Tower stacking patent is found to be invalid, our ability to exclude competitors from making, using or selling the same or similar products to our IC Tower stacking products would cease and our business would be harmed. See "Risk Factors--If we are unsuccessful in our suit against Dense-Pac Microsystems for patent infringement of our IC Tower stacking patent, or if we are unsuccessful in defending against Dense-Pac's counterclaim of patent infringement and patent invalidity, our business would be harmed."

    INTERACTIVE FLIGHT TECHNOLOGIES, INC.

    On June 8, 1998, Interactive Flight Technologies, Inc. filed a lawsuit against Avnet, Inc. in the Superior Court of Maricopa County, Arizona seeking an award for direct and consequential damages arising from a transaction in which we supplied allegedly defective hard disk drives to Avnet for inclusion in an in-flight entertainment system manufactured by Interactive Flight. We purchased the hard disk drives from Integral Peripherals, Inc., the manufacturer, through its distributor, Bell Microsystems, Inc. Integral has since declared bankruptcy and is not a party to this litigation. On July 16, 1998, Avnet filed a third party complaint against us for indemnification pursuant to the terms of a distribution agreement between Avnet and us. On September 18, 1998, we filed an answer denying the third party complaint and filed a third party complaint against, among others, Bell Microsystems seeking indemnification and contribution. On May 24, 1999, Interactive Flight filed a first amended complaint to add us as an additional defendant. On June 8, 1999, Avnet filed a cross claim against us seeking indemnification. On June 18, 1999, we answered the first amended complaint and Avnet's cross claim. We are the beneficiary of a potential insurance claim against the Chubb Group based on a policy of insurance originally issued to Integral by Chubb Group and assigned to us as part of a settlement reached in Integral's bankruptcy proceeding. Interactive Flight is seeking out-of-pocket damages of approximately $3.0 million and consequential damages arising from the alleged loss of contracts with several airline carriers totaling an additional $10.0 million. Trial is set for August 2000.

    We intend to pursue and defend our position vigorously. However, this litigation is in the discovery stage, and we cannot predict its outcome with certainty. The litigation process is inherently uncertain. We have incurred, and expect to continue to incur, substantial legal fees and expenses. This litigation has diverted, and is expected to continue to divert, the efforts and attention of our key management and technical personnel. As a result, our pursuit and defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of this litigation be adverse to us, we would be required to pay significant monetary damages to Interactive Flight and Avnet and our business could be harmed. In addition, we can give no assurance that Chubb will honor our claim for coverage to pay for damages arising out of this litigation. See "Risk Factors--Success by Interactive Flight Technologies and Avnet in their suit against us relating to our sale of allegedly defective products would harm our business."

    MICRON ELECTRONICS, INC.

    On October 27, 1999 we received a letter from Micron Electronics, Inc. requesting that we refrain from the manufacture, sale or offer to sell memory products which infringe Micron's U.S. Patent Nos. 5,661,677 and 5,859,792. We are presently evaluating Micron's patents and their relationship to our memory products. If Micron concludes that our products infringe Micron's patents, we may be sued by Micron for patent infringement. Such litigation could result in significant expenses and diversion of management time and other resources. If Micron's patents are found to be valid and our memory products are found to infringe, we may lose our ability to manufacture, sell or offer to sell certain memory products, and we may have to seek a license from Micron going forward in order to use its technology. Further, there can be no assurance that we would be able to secure a license from Micron on commercially reasonable terms, if at all. See "Risks Factors--Risks associated with patents, proprietary rights and related litigation may adversely affect our business."

    We are currently not a party to any other material legal proceedings. However, we are involved in several other suits and claims in the ordinary course of business, and we may from time to time become a party to other legal proceedings arising in the ordinary course of business.

EMPLOYEES

    As of December 31, 1999, we had 323 full-time employees, including 168 in manufacturing (including test, quality assurance and material management), 91 in sales and marketing, 42 in finance and administration and 22 in design and product development. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. Management believes that relations with our employees are good.

FACILITIES

    We occupy two leased facilities of approximately 24,500 and 48,600 square feet in Santa Ana, California, in which our executive offices, manufacturing, engineering, research and development and testing operations are located. We lease the 24,500 square foot facility from MDC Land LLC, a limited liability company owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology. This lease expires in February 2020 and our current monthly rent due under this lease is $19,000. We lease the 48,600 square foot facility from a third party and this lease expires in April 2001. The monthly rent due under this lease is approximately $32,000. In addition, we lease various small facilities for our sales offices. We believe that our existing leased space is adequate for our current operations and that suitable replacement and additional spaces will be available in the future on commercially reasonable terms. See "Certain Transactions."

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES

    Set forth below is certain information concerning our executive officers, directors and other key employees as of March 1, 2000. Following the completion of this offering, our board of directors intends to select at least three people who are not our employees and are otherwise independent to serve as directors.

NAME                                   AGE      POSITION
----                                 --------   --------
Manouch Moshayedi..................     41      Chief Executive Officer and Chairman of the Board
                                                of Directors
Mike Moshayedi.....................     45      President and Director
Mark Moshayedi.....................     38      Chief Operating Officer, Chief Technical Officer,
                                                Secretary and Director
Dan Moses..........................     32      Chief Financial Officer and Director
Michael Hajeck.....................     39      Vice President of OEM Division
Carl Swartz........................     59      Vice President of Strategic Planning and General
                                                Counsel
Shane Mortazavi....................     47      Vice President of Operations

    MANOUCH MOSHAYEDI, a co-founder of Simple Technology, has served as our President or Chief Executive Officer and Chairman of the Board of Directors since our inception in March 1990. From our inception in March 1990 to September 1994, Mr. Moshayedi also served as our Chief Financial Officer. Mr. Moshayedi graduated with a B.S. in engineering from California State University, Fullerton and an M.B.A. from Long Island University in New York. Mr. Moshayedi is the brother of Mike Moshayedi and Mark Moshayedi, both of whom are our executive officers and directors.

    MIKE MOSHAYEDI, a co-founder of Simple Technology, has served as our director since our inception in March 1990 and our President since January 1995. From our inception in March 1990 to December 1994, Mr. Moshayedi served as our Senior Vice President or President of Sales and Marketing and Secretary.
Mr. Moshayedi graduated with a B.S. in engineering from California State University, Long Beach. Mr. Moshayedi is the brother of Manouch Moshayedi and Mark Moshayedi, both of whom are our executive officers and directors.

    MARK MOSHAYEDI has served as our director since April 1992 and our Chief Operating Officer, Chief Technical Officer and Secretary since January 1995. From June 1994 to December 1994, Mr. Moshayedi served as our President of Research and Development. From our inception in March 1990 to June 1994,
Mr. Moshayedi served as our Senior Vice President. Mr. Moshayedi graduated with a B.S. in engineering from the University of California, Irvine and an M.B.A. from Pepperdine University. Mr. Moshayedi is the brother of Manouch Moshayedi and Mike Moshayedi, both of whom are our executive officers and directors.

    DAN MOSES has served as our Chief Financial Officer since September 1994 and our director since March 2000. From October 1992 to August 1994, Mr. Moses served as our Controller. Prior to joining Simple Technology, Mr. Moses was a Senior Auditor with PricewaterhouseCoopers LLP from May 1990 to October 1992. Mr. Moses graduated with a B.S. in business administration from the University of California, Riverside and a Master's of Accounting from the University of Southern California. Mr. Moses is a Certified Public Accountant.

    MICHAEL HAJECK joined Simple Technology as our Vice President of OEM Division in January 1998. From October 1997 to January 1998, Mr. Hajeck was an independent consultant. From October 1996 to October 1997, Mr. Hajeck was Vice President of Sales, Americas at SanDisk Corporation, a manufacturer of Flash memory storage products. From January 1993 to October 1996, Mr. Hajeck was

Director of Sales at SanDisk Corporation. Mr. Hajeck graduated with a B.S. and Master's in Engineering from Rensselaer Polytechnic Institute.

    CARL SWARTZ joined Simple Technology as our Vice President of Strategic Planning and General Counsel in January 2000. From October 1999 to
January 2000, Mr. Swartz was Chief Operating Officer with American
BioScience, Inc., a biotechnology research and technology company. From
January 1995 to October 1999, Mr. Swartz was our Vice President of Strategic Planning and General Counsel. Mr. Swartz graduated with a B.S. in engineering from the United States Naval Academy, a M.S. in engineering from the University of California, Los Angeles and a J.D. from Georgetown University.

    SHANE MORTAZAVI joined Simple Technology as our Vice President of Operations in March 2000. From June 1992 to February 2000, Mr. Mortazavi was Manufacturing Operations Manager at General Monitors, Inc., a manufacturer of combustible and toxic gas monitoring and flame detection products. Mr. Mortazavi graduated with a B.S. in industrial engineering and an M.S. in operations research from the University of California, Berkeley.

BOARD OF DIRECTORS

    Following the completion of this offering, our board of directors will have seven members, including three directors who are not employees and who are otherwise independent. Each director currently serves until the next annual meeting of shareholders or until his or her successor is duly elected and qualified. At each annual meeting of shareholders, the successors to directors whose term will then expire will be elected to serve until the next annual meeting of shareholders. In addition, our amended and restated bylaws provide that the authorized number of directors will be between four and seven, with the exact number to be determined by a majority of our board of directors or shareholders.

COMMITTEES OF THE BOARD OF DIRECTORS

    Following the completion of this offering, our board of directors intends to establish an audit committee to be composed of three independent directors. The audit committee will generally meet with and consider suggestions from members of management and our internal accounting personnel, as well as our independent accountants, concerning our financial operations.

    The audit committee also has the responsibility to:

    - Review the audit committee charter at least annually and recommend any changes to our board of directors;

    - Review our annual financial statements and any other relevant reports or other financial information;

    - Review the regular internal financial reports prepared by management and any internal auditing department;

    - Recommend to the board of directors the selection of the independent accountants and approve the fees and other compensation to be paid to the independent accountants;

    - Review and discuss with the accountants all significant relationships the accountants have with us to determine the accountants' independence;

    - Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant; and

    - Following completion of the annual audit, review separately with the independent accountants, the internal auditing department, if any, and management any significant difficulties encountered during the course of the audit.

    Following the completion of this offering, our board of directors intends to establish a compensation committee to be composed of three independent directors. The compensation committee will be responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our 2000 Stock Incentive Plan, including the approval of grants under such plan to our employees, consultants and directors, and our 2000 Employee Stock Plan.

    Our board of directors may establish, from time to time, other committees to facilitate the management of our business.

BOARD COMPENSATION

    We do not provide cash compensation to employee directors for serving on our board of directors or for attendance of meetings of committees of the board of directors. Each non-employee member of our board of directors receives $3,000 for attendance at each meeting of the board of directors, however, they do not receive compensation for attendance at meetings of committees of the board of directors. In addition, non-employee directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors and committees of the board of directors. Employee directors are eligible to receive options and be issued shares of common stock directly under our 2000 Stock Incentive Plan. Non-employee directors will, upon their initial election or appointment to the board, receive
an automatic option grant to purchase       shares of common stock that will
vest in equal annual installments over the five-year period from the grant date. See "--Stock Plans/Employee Compensation Programs."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    We did not have a compensation committee or other board committee performing equivalent functions in 1999. Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi participated in deliberations of our board of directors concerning executive officer compensation. MDC Land Corporation, MDC Land LLC, XYZ, Inc. and Qualcenter, Inc. are companies wholly-owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi. In addition to being the only owners of these companies, Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi are also either a director and/or executive officer of each of these companies. Following the completion of this offering, our board of directors will establish a compensation committee composed of three independent directors that will result in none of our executive officers being a member of our compensation committee.

EMPLOYMENT AGREEMENTS

    We renewed our employment agreement with Manouch Moshayedi, our Chief Executive Officer and Chairman of the Board of Directors, in March 2000. Under this agreement, Mr. Moshayedi is entitled to an annual base salary of $440,000 and is required to devote all of his working time and attention to our business. In addition, this agreement also contains non-competition restrictions and covenants, including provisions prohibiting Mr. Moshayedi from competing with us during his employment with us and for a one-year period after his employment with us. Mr. Moshayedi's employment with us is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Moshayedi has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

    We renewed our employment agreement with Mike Moshayedi, our President, in March 2000. Under this agreement, Mr. Moshayedi is entitled to an annual base salary of $440,000 and is required to devote all of his working time and attention to our business. In addition, this agreement also contains non-competition restrictions and covenants, including provisions prohibiting Mr. Moshayedi from competing with us during his employment with us and for a one-year period after his employment with us. Mr. Moshayedi's employment with us is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Moshayedi has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

    We also renewed our employment agreement with Mark Moshayedi, our Chief Operating Officer, Chief Technical Officer and Secretary, in March 2000. Under this agreement, Mr. Moshayedi is entitled to an annual base salary of $440,000 and is required to devote all of his working time and attention to our business. In addition, this agreement also contains non-competition restrictions and covenants, including provisions prohibiting Mr. Moshayedi from competing with us during his employment with us and for a one-year period after his employment with us. Mr. Moshayedi's employment with us is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Moshayedi has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

    We renewed our employment agreement with Dan Moses, our Chief Financial Officer, in March 2000. Under this agreement, Mr. Moses is entitled to an annual base salary of $150,000 and is required to devote all of his working time and attention to our business. In addition, this agreement also contains non-competition restrictions and covenants, including provisions prohibiting
Mr. Moses from competing with us during his employment with us and for a one-year period after his employment with us. Mr. Moses's employment with us is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Moses has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

    We renewed our employment agreement with Michael Hajeck, our Vice President of OEM Division, in March 2000. Under this agreement and his employment offer letter, Mr. Hajeck is entitled to an annual base salary of $250,000 and a monthly commission based on the dollar value of net sales of products sold by the OEM Division for that particular month. Under his employment agreement, Mr. Hajeck is required to devote all of his working time and attention to our business. In addition, his employment agreement also contains non-competition restrictions and covenants, including provisions prohibiting Mr. Hajeck from competing with us during his employment with us and for a one-year period after his employment with us. Mr. Hajeck's employment with us is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Hajeck has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

    We also renewed our employment agreement with Carl Swartz, our Vice President of Strategic Planning and General Counsel, in March 2000. Under this agreement, Mr. Swartz is entitled to an annual base salary of $200,000 and is required to devote all of his working time and attention to our business. In addition, this agreement also contains non-competition restrictions and covenants, including provisions prohibiting Mr. Swartz from competing with us during his employment with us and for a one-year period after his employment with us. Mr. Swartz's employment with us is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Swartz has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

    We entered into an employment agreement with Shane Mortazavi, our Vice President of Operations, in March 2000. Under this agreement, Mr. Mortazavi is entitled to an annual base salary of $160,000 and is required to devote all of his working time and attention to our business. In addition, this agreement also contains non-competition restrictions and covenants, including provisions prohibiting Mr. Mortazavi from competing with us during his employment with us and for a one-year period after his employment with us. Mr. Mortazavi's employment with us is at-will and may be terminated by either party at any time, with or without notice, and with or without cause. In addition, Mr. Mortazavi has entered into a non-disclosure agreement relating to our intellectual property and proprietary information under which he has agreed to assign all intellectual property rights developed during the course of his employment to us.

EXECUTIVE COMPENSATION

    The following summary compensation table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and each of our other five highest paid executive officers whose annual salary and bonus exceeded $100,000 during 1999 for services rendered in all capacities to us during the year ended December 31, 1999. These officers are referred to in this prospectus as the "Named Executive Officers." All option grants were made under our 1996 Stock Option Plan, which will be succeeded by our 2000 Stock Incentive Plan upon the completion of this offering. See "--Stock Plans/Employee Compensation Programs."

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                     -------------
                                       ANNUAL COMPENSATION                            SECURITIES
                                  -----------------------------     OTHER ANNUAL      UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION         SALARY($)       BONUS($)      COMPENSATION($)     OPTIONS(#)     COMPENSATION($)
---------------------------       -------------   -------------   ----------------   -------------   ----------------
Manouch Moshayedi(1)............     440,000              --          103,700(4)             --           18,600(5)
  Chief Executive Officer and
    Chairman of the Board of
    Directors

Mike Moshayedi(2)...............     440,000              --           79,500(6)             --           18,600(7)
  President and Director

Mark Moshayedi(3)...............     428,000              --           66,400(8)             --           18,600(9)
  Chief Operating Officer, Chief
    Technical Officer, Secretary
    and Director

Dan Moses.......................     138,200(10)          --               --                --            5,000(11)
  Chief Financial Officer and
    Director

Michael Hajeck..................     236,500         150,100               --                              5,000(12)
  Vice President of OEM Division

Carl Swartz.....................     192,300(13)          --               --                --            5,000(14)
  Vice President of Strategic
    Planning and General Counsel

------------------------------

 (1) In 1999, as our beneficial shareholder, Manouch Moshayedi received S corporation distributions for personal income taxes and other purposes of approximately $556,200.

 (2) In 1999, as our beneficial shareholder, Mike Moshayedi received S corporation distributions for personal income taxes and other purposes of approximately $577,900.

 (3) In 1999, as our beneficial shareholder, Mark Moshayedi received S corporation distributions for personal income taxes and other purposes of approximately $502,500.

 (4) Includes (a) $55,700 for personal travel and entertainment expenses,
     (b) $11,700 for personal use of our company automobiles, (c) $1,700 for personal use of company services and equipment, (d) $7,600 for personal accounting services paid by us, (e) $500 for auto insurance premiums paid on Manouch Moshayedi's behalf and (f) interest income of $26,500 in connection with below-market interest rate loans by us to affiliates owned by Manouch Moshayedi.

 (5) Includes (a) $13,600 for life insurance premiums paid on Manouch Moshayedi's behalf and (b) $5,000 in 401(k) matching contributions paid by us.

 (6) Includes (a) $28,500 for personal travel and entertainment expenses,
     (b) $13,600 for personal use of our company automobiles, (c) $1,700 for personal use of company services and equipment, (d) $7,600 for personal accounting services paid by us, (e) $1,600 for auto insurance premiums paid on Mike Moshayedi's behalf and (f) interest income of $26,500 in connection with below-market interest rate loans by us to affiliates owned by Mike Moshayedi.

 (7) Includes (a) $13,600 for life insurance premiums paid on Mike Moshayedi's behalf and (b) $5,000 in 401(k) matching contributions paid by us.

 (8) Includes (a) $16,700 for personal travel and entertainment expenses,
     (b) $12,700 for personal use of our company automobiles, (c) $1,700 for personal use of company services and equipment, (d) $7,600 for personal accounting services paid by us, (e) $1,200 for auto insurance premiums on Mark Moshayedi's behalf and (f) interest income of $26,500 in connection with below-market interest rate loans by us to affiliates owned by Mark Moshayedi.

 (9) Includes (a) $13,600 for life insurance premiums paid on Mark Moshayedi's behalf and (b) $5,000 in 401(k) matching contributions paid by us.

(10) Includes $6,300 for an automobile allowance.

(11) Represents 401(k) matching contributions paid by us.

(12) Represents 401(k) matching contributions paid by us.

(13) Represents salary earned for the period from January 1, 1999 through October 5, 1999.

(14) Represents 401(k) matching contributions paid by us.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information regarding options granted to our Named Executive Officers during the year ended December 31, 1999. We did not grant any stock appreciation rights during the year ended December 31, 1999. In determining the fair market value of the common stock, the board of directors considered various factors, including our financial condition and business prospects, operating results, the absence of a market for the common stock and risks normally associated with investments in companies engaged in similar businesses.

    During the year ended December 31, 1999, we granted options to purchase shares of common stock. All options were granted under our 1996 Stock Option Plan, which will be succeeded by our 2000 Stock Incentive Plan upon the completion of this offering. The exercise price may be paid in cash, check, promissory note, shares of our common stock valued at fair market value on the exercise date or a cashless exercise procedure involving a same-day sale of the purchased shares.

                                                                                                    POTENTIAL
                                                                                                   REALIZABLE
                                                          INDIVIDUAL GRANTS                         VALUE AT
                                          --------------------------------------------------         ASSUMED
                                          NUMBER OF                                              ANNUAL RATES OF
                                          SHARES OF                                                STOCK PRICE
                                            COMMON      % OF TOTAL                                APPRECIATION
                                            STOCK        OPTIONS      EXERCISE                     FOR OPTION
                                          UNDERLYING    GRANTED TO    PRICE PER                       TERM
                                           OPTIONS     EMPLOYEES IN     SHARE     EXPIRATION   -------------------
NAME                                      GRANTED(#)       1999       ($/SHARE)      DATE       5%($)      10%($)
----                                      ----------   ------------   ---------   ----------   --------   --------
Manouch Moshayedi.......................      --             --          --              --       --         --
Mike Moshayedi..........................      --             --          --              --       --         --
Mark Moshayedi..........................      --             --          --              --       --         --
Dan Moses...............................      --             --          --              --       --         --
Michael Hajeck..........................        (1)         8.8                    01/25/09
                                                (2)        66.2                    01/25/09
Carl Swartz.............................      --             --          --              --       --         --

------------------------------

(1) Non-statutory stock options

(2) Incentive stock options

    The term of each option granted is generally ten years from the date of the grant. Options may terminate before their expiration dates, if the optionee's status as an employee is terminated or upon the optionee's death or disability. Each option listed in the table was granted under our 1996 Stock Option Plan, which will be succeeded by our 2000 Stock Incentive Plan upon the completion of
this offering. Mr. Hajeck's non-statutory stock option for         shares is
subject to the following vesting schedule:

    - shares shall vest upon the completion of one year of employment measured from the vesting commencement date;

    - shares shall vest in equal monthly installments over the 11 month period following the one year anniversary of employment;

    - shares shall vest upon completion of employment through December 16, 2000; and

    - shares shall vest upon completion of employment through December 16, 2001;

    Mr. Hajeck's incentive stock option for         shares is subject to the
following vesting schedule:

    - shares shall vest upon the completion of one year of employment measured from the vesting commencement date; and

    - shares shall vest in equal monthly installments over the 25 month period following the one year anniversary of employment, except that on
      December 16, 2000 and 2001,       shares shall vest. See "--Stock
      Plans/Employee Compensation Programs."

    Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of the common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES

    The following table sets forth the number and value of unexercised options held by our Named Executive Officers at December 31, 1999. There was no public trading market for the common stock as of December 31, 1999. Accordingly, the value of unexercised options has been calculated by subtracting the exercise price from the fair market value of $ per share of common stock on December 31, 1999, as determined by the board of directors, multiplied by the number of shares underlying the option. None of our Named Executive Officers exercised options in 1999.

                                                     NUMBER OF SHARES OF
                                                   COMMON STOCK UNDERLYING     VALUE OF UNEXERCISED IN-THE-
                                                   UNEXERCISED OPTIONS AT            MONEY OPTIONS AT
                                                      DECEMBER 31, 1999              DECEMBER 31, 1999
                                                 ---------------------------   -----------------------------
NAME                                             EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                                             -----------   -------------   ------------   --------------
Manouch Moshayedi..............................       --             --             --              --
Mike Moshayedi.................................       --             --             --              --
Mark Moshayedi.................................       --             --             --              --
Dan Moses......................................
Michael Hajeck.................................
Carl Swartz....................................

STOCK PLANS/EMPLOYEE COMPENSATION PROGRAMS

    2000 STOCK INCENTIVE PLAN

    INTRODUCTION. Our 2000 Stock Incentive Plan is intended to serve as the successor equity incentive program to our 1996 Stock Option Plan. Our 2000 Stock Incentive Plan was adopted by our board of directors in March 2000 and approved by our shareholders in March 2000. Our 2000 Stock Incentive Plan will become effective on the date the underwriting agreement for this offering is signed. At that time, all outstanding options under the 1996 Stock Option Plan will be transferred to our 2000 Stock Incentive Plan, and no further option grants will be made under that predecessor plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee elects to extend one or more features of our 2000 Stock Incentive Plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 2000 Stock Incentive Plan.

    SHARE RESERVE.              shares of common stock have been reserved for
issuance under our 2000 Stock Incentive Plan. Such share reserve consists of the number of shares we estimate will be carried over from our 1996 plan, including the shares subject to outstanding options thereunder, plus an additional
increase of approximately         shares. The initial reserve cannot exceed
      shares. The number of shares of common stock reserved for issuance under our 2000 Stock Incentive Plan will automatically increase on the first trading day in January of each calendar year, beginning in calendar year 2001, by an amount equal to 4% of the total number of shares of common stock outstanding on the last trading day in December of the preceding calendar year, but in no event
will any such annual increase exceed             shares. In addition, no
participant in our 2000 Stock Incentive Plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for
more than         shares of common stock per calendar year.

    EQUITY INCENTIVE PROGRAMS. Our 2000 Stock Incentive Plan is divided into five separate components:

    - The discretionary option grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date.

    - The stock issuance program, under which eligible individuals may be issued shares of common stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service.

    - The salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants.

    - The automatic option grant program, under which option grants will automatically be made to new non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date those individuals are first elected or appointed to the board.

    - The director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of the annual retainer fee, if any, otherwise payable to them in cash each year to the acquisition of special below-market option grants.

    ELIGIBILITY. The individuals eligible to participate in our 2000 Stock Incentive Plan include our officers and other employees, our non-employee board members and any consultants we hire.

    ADMINISTRATION. The discretionary option grant program and the stock issuance program will be administered by the compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years.

    PLAN FEATURES. Our 2000 Stock Incentive Plan will include the following features:

    - The exercise price for the shares of common stock subject to option grants made under our 2000 Stock Incentive Plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

    - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including options transferred from the 1996 plan, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

    - Stock appreciation rights may be issued under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares of common stock subject to the surrendered option, less the aggregate exercise price payable for those shares. Such appreciation distribution may be made in cash or in shares of common stock. None of the outstanding options under our 1996 plan contain any stock appreciation rights.

    CHANGE IN CONTROL. The 2000 Stock Incentive Plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

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    - In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not assumed by the successor corporation will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

    - The compensation committee will have complete discretion to structure one or more options under the discretionary option grant program so those options will vest as to all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions.

    - The compensation committee will also have the authority to grant options which will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation.

    - The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

    - The options currently outstanding under our 1996 Stock Option Plan will immediately vest in the event we are acquired by merger or sale of substantially all of our assets, unless those options are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such entity.

    SALARY INVESTMENT OPTION GRANT PROGRAM. In the event the compensation committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. Each selected individual who files such a timely election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee's salary is reduced under the program. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect.

    AUTOMATIC OPTION GRANT PROGRAM. Under the automatic option grant program, each individual who first becomes a non-employee board member at any time after the completion of this offering will automatically receive an option grant for shares on the date such individual joins the board, provided such individual has not been in our prior employ.

    Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of ten years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each automatic option grant will vest in a series of five successive annual

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installments upon the optionee's completion of each year of board service over the five-year period measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or ownership of Simple Technology or upon the optionee's death or disability while a board member.

    DIRECTOR FEE OPTION GRANT PROGRAM. Should the director fee option grant program be activated in the future, each non-employee board member will have the opportunity to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the election is to be in effect. However, the option will become immediately exercisable for all the option shares upon the optionee's death or disability while serving as a board member.

    Our 2000 Stock Incentive Plan will also have the following features:

    - Outstanding options under the salary investment and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

    - Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

    - The board will be able to amend or modify the 2000 Stock Incentive Plan at any time, subject to any required shareholder approval. The 2000 Stock Incentive Plan will terminate no later than 2010.

    2000 EMPLOYEE STOCK PURCHASE PLAN

    INTRODUCTION. Our 2000 Employee Stock Purchase Plan was adopted by the board of directors and approved by our shareholders in March 2000. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions.

    SHARE RESERVE.              shares of our common stock will initially be
reserved for issuance. The reserve will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2001, by an amount equal to 1% of the total number of outstanding shares of our common stock on the last trading day in December in the prior calendar year. In no
event will any such annual increase exceed       shares.

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    OFFERING PERIODS.  The plan will have a series of successive overlapping offering periods, with a new offering period beginning on the first business day of February and August each year. Each offering period will have a duration of 24 months, unless otherwise determined by the compensation committee. However, the initial offering period may have a duration in excess of 24 months and will start on the date the underwriting agreement for this offering is signed and
will end on the last business day in             . The next offering period will
start on the first business day in             .

    ELIGIBLE EMPLOYEES. Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time.

    PAYROLL DEDUCTIONS. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of January and July each year. However, a participant may
not purchase more than       shares on any purchase date, and not more than
      shares may be purchased in total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

    RESET FEATURE. If the fair market value per share of our common stock on any purchase date within a two year offering period is less than the fair market value per share on the start date of that offering period, then the offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

    CHANGE IN CONTROL. Should we be acquired by merger or sale of substantially all of our assets or more than fifty percent of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time of the acquisition, or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

    PLAN PROVISIONS. The following provisions will also be in effect under the plan:

    - The plan will terminate no later than the last business day of
                  .

    - The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require shareholder approval.

401(K) PROFIT SHARING PLAN

    We adopted a 401(k) profit sharing plan on January 1, 1991. The plan covers all full-time employees on our U.S. payroll who are at least 21 years of age. Employees become eligible to participate in the plan after they have worked at least six months, commencing on the date of hire. The plan provides for voluntary employee contributions up to 20% of their annual pre-tax compensation, subject to the maximum limit allowed by the Internal Revenue Service guidelines, which is currently $10,500 annually. We make matching contributions to each participating employee based on his or her voluntary contributions to the plan. We currently match one-half of an employee's matchable contributions to the plan which cannot exceed 10% of their salary. Our matching contributions to the plan are subject to vesting at the rate of 20% per year beginning after the employee's second year of employment with us. The plan is intended to qualify under Section 401 of the Internal Revenue Code

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so that contributions by employees or by us to the plan, and income earned on the plan contributions, are not taxable to employees until withdrawn from the plan, and so that contributions by us, if any, will be deductible by us when made. The trustee under the plan, at the discretion of each participant, invests the employee contributions to the plan in selected investment options. For the year ended December 31, 1999, we have made matching contributions of approximately $339,000 to the plan.

    We may also make, in our discretion, annual profit sharing contributions on behalf of eligible employees. Each employee who is a plan participant on the last day of the plan year and has completed at least 1,000 hours of service during the year is entitled to a share of any profit sharing contribution we make for the plan year. Our profit sharing contributions are subject to vesting at the rate of 20% per year beginning after the employee's second year of employment with us. We did not make any profit sharing contributions to the plan for the year ended December 31, 1999.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our amended and restated articles of incorporation limit the personal liability of our directors for monetary damages to the fullest extent permitted by the California General Corporation Law. Under California law, a director's liability to a company or its shareholders may not be limited:

    - For acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

    - For acts or omissions that a director believes to be contrary to the best interests of the company or its shareholders or that involve the absence of good faith on the part of the director;

    - For any transaction from which a director derived an improper personal benefit;

    - For acts or omissions that show a reckless disregard for the director's duty to the company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing the director's duties, of a risk of serious injury to the company or its shareholders;

    - For acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the company or its shareholders;

    - Under Section 310 of the California General Corporation Law concerning contracts or transactions between the company and a director; or

    - Under Section 316 of the California General Corporation Law concerning directors' liability for improper dividends, loans and guarantees.

    The limitation of liability does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation by a director of the director's fiduciary duty to us or our shareholders.

    Our amended and restated articles of incorporation also include an authorization for us to indemnify our "agents," as defined in Section 317 of the California General Corporation Law, through bylaw provisions, by agreement with the agents, vote of our shareholders or disinterested directors, or otherwise, to the fullest extent permitted by law. Pursuant to this provision, our amended and restated bylaws provide for indemnification of our directors, officers and employees. In addition, we may, at our discretion, provide indemnification to persons whom we are not obligated to indemnify. The amended and restated bylaws also allow us to enter into indemnity agreements with individual directors, officers, employees and other agents.

    We intend to enter into indemnification agreements with our officers and directors prior to the completion of this offering. These agreements contain provisions that may require us, among other things, to indemnify these officers and directors against liabilities that may arise because of their status

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or service as officers or directors, except for liabilities arising from willful misconduct of a culpable nature, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and obtain officers' and directors' liability insurance if it is maintained for other officers and directors. These agreements do not require us to indemnify our directors and officers in situations where:

    - The remuneration rendered against our officer and director is determined by final judgment or other final adjudication that such remuneration was in violation of law;

    - A judgment is rendered against the director or officer for an accounting of profits made from the purchase or sale of our securities pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended or similar provisions of any federal, state or local statutory laws;

    - The officer's or director's conduct is adjudged to have been knowingly fraudulent or deliberately dishonest, or constitutes willful misconduct; or

    - A court determines that indemnification under the circumstances is not lawful.

    Prior to the completion of this offering, we intend to obtain directors' and officers' liability insurance. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

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                              CERTAIN TRANSACTIONS

    THE TRANSACTIONS SET FORTH BELOW WERE MADE WHILE WE WERE A PRIVATELY HELD CORPORATION AND CERTAIN OF THE TRANSACTIONS MAY BE ON TERMS MORE FAVORABLE TO OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS AND THEIR AFFILIATES THAN THEY COULD OBTAIN IN A TRANSACTION WITH AN UNAFFILIATED PARTY. ALL FUTURE TRANSACTIONS, INCLUDING LOANS, IF ANY, BETWEEN US AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS AND THEIR AFFILIATES AND ANY TRANSACTIONS BETWEEN US AND ANY ENTITY WITH WHICH OUR OFFICERS, DIRECTORS OR PRINCIPAL SHAREHOLDERS ARE AFFILIATED WILL BE APPROVED BY A MAJORITY OF THE BOARD OF DIRECTORS, INCLUDING A MAJORITY OF THE INDEPENDENT AND DISINTERESTED OUTSIDE DIRECTORS OF THE BOARD OF DIRECTORS AND WILL BE ON TERMS NO LESS FAVORABLE TO US THAN COULD BE OBTAINED FROM UNAFFILIATED THIRD PARTIES.

S CORPORATION DISTRIBUTIONS TO SHAREHOLDERS FOR TAXES

    Since our formation in March 1990, we have elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws. An S corporation generally is not subject to corporate-level income tax. However, California levies an S corporation tax of approximately 1.5%, which we are required to pay. In addition to the California S corporation tax that we pay, our existing shareholders have been taxed directly on our earnings for federal and state income tax purposes whether or not the earnings were distributed.

    We have made cash distributions of a portion of our earnings to certain of our existing shareholders for reasons including payment of their overall personal income tax liabilities. These shareholders have transferred amounts in excess of their pro rata share of these distributions to our other shareholders in order to ensure that all of our shareholders have received pro rata distributions in accordance with rules applicable to S corporations. The aggregate net cash distributions for overall personal income tax liabilities were approximately $237,000 in 1999 and $380,000 in 1997. In 1998, certain of our existing shareholders received overpayment refunds of approximately $105,000, which they remitted to us on behalf of all our existing shareholders. For financial statement purposes, the distributions to our existing shareholders were unequal due to their differing personal tax liabilities. In 1999, net cash distributions for personal income tax liabilities and other purposes were $556,000 to Manouch Moshayedi, $578,000 to Mike Moshayedi and $503,000 to Mark Moshayedi. In 1997, net cash distributions for personal income tax liabilities and other purposes were $56,000 to Manouch Moshayedi and $369,000 to Mike Moshayedi, and overpayment refunds of $45,000 were remitted to us by Mark Moshayedi. In 1998, overpayment refunds were remitted to us in the amount of $15,000 by Manouch Moshayedi, $38,000 by Mike Moshayedi and $52,000 by Mark Moshayedi. For tax purposes, equal net cash distributions for personal income tax liabilities and other purposes were made to each of our existing shareholders of $502,000 in 1999 and $170,000 in 1997. For tax purposes, the excess of the net cash distributions for financial statement purposes over the net cash distributions for tax purposes is treated as a loan receivable from the applicable shareholder to us. For tax purposes, the overpayment refunds remitted to us by the existing shareholders in 1998 reduced this loan receivable from the applicable shareholder to us.

    Our status as an S corporation was inadvertently terminated as of November 11, 1996 and May 14, 1999, as a result of transfers by certain of our existing shareholders of all of their common stock to trusts established for the benefit of their children and themselves. We have filed a request for a private letter ruling with the IRS with respect to the November 12, 1996 transfers, seeking to have our S corporation status reinstated for the period from and after November 12, 1996. In addition, we have filed a statement with the IRS with respect to the May 14, 1999 transfers, pursuant to a published revenue procedure, to obtain automatic reinstatement of our S corporation status for the period from and after May 14, 1999. If the IRS does not reinstate our S corporation status from and after November 12, 1996, we would be required to record an income tax expense and liability payable in cash

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equal to the amount of our C corporation tax liability, including interest and possible penalties, for the period from November 12, 1996 through the date immediately preceding the completion of this offering. As of December 31, 1999, the amount of this tax liability, including interest and possible penalties, would have been approximately $3.6 million. This tax liability would be increased by the amount of our corporate tax liability from January 1, 2000 through the date immediately preceding the completion of this offering,
estimated to be an additional $      million, for a total potential corporate
tax liability of $      million, as of       , 2000. Even if the IRS reinstates
our S corporation status, our S corporation status will terminate on the date immediately preceding the completion of this offering, after which time we will be required to pay federal and state corporate-level income taxes as a C corporation.

    On the date immediately prior to the completion of this offering we will distribute to our existing shareholders notes in an aggregate principal amount equal to our undistributed earnings from the date of our formation through the date immediately preceding the completion of this offering. Upon the completion of this offering, we will repay the principal amount of such notes less the amount of our estimated income tax liability, including interest and possible penalties, determined as if we were a C corporation for all periods commencing January 1, 1996 through the date immediately preceding the completion of this offering. As of December 31, 1999, the aggregate principal amount of these notes would have been approximately $13.6 million, after giving effect to the increase in net deferred income tax assets resulting from the termination of our S corporation status on November 11, 1996, and the amount of our estimated
C corporation income tax liability would have been approximately $5.6 million. The actual principal amount of the undistributed earnings notes will be increased by the amount of our earnings from January 1, 2000 through the date immediately preceding the completion of this offering, estimated to be an
additional $      million as of            , 2000. The actual amount of our
potential C Corporation income tax liability would be increased by the amount of our income tax liability from January 1, 2000 through the date immediately preceding the completion of this offering estimated to be an additional
$      million as of            , 2000. We will repay some or all of the
remaining principal amount of these notes depending on whether our status as an S corporation is reinstated by the IRS and depending on our ultimate additional tax liability as a C corporation, if any. In the event the IRS does not reinstate our S corporation status for all periods prior to the date of the completion of this offering, our existing shareholders will forgive that portion of the remaining principal amount of the notes equal to our corporate-level tax liability, including interest and possible penalties, and we will repay the resulting balance due on these notes to our existing shareholders. The total amount of the estimated distribution is reflected in the pro forma financial data contained in this prospectus. See "S Corporation Status and Conversion."

MDC LAND CORPORATION AND MDC LAND LLC

    We occupy two leased facilities of approximately 24,500 and 48,600 square feet in Santa Ana, California, in which our executive offices, manufacturing, engineering, research and development, and testing operations are located. At various times, we have leased these facilities from MDC Land Corporation, MDC Land LLC and a third party. We also lease some of the equipment used in our manufacturing and testing operations from MDC Land Corporation. Our relationships with MDC Land Corporation and MDC Land LLC involve various obligations that have been offset and are reflected in the financial statements as described below.

    24,500 SQUARE FOOT FACILITY. The 24,500 square foot facility was originally owned by MDC Land Corporation, a company wholly-owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology. MDC Land Corporation purchased this building in February 1994 financed with a $1,053,000 mortgage loan from First Security Bank. The loan was guaranteed by us, Manouch Moshayedi, Mike Moshayedi, Mark Moshayedi and the U.S. Small Business Administration. In February 1994, we made a non-interest bearing advance of

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approximately $500,000 to MDC Land Corporation to enable it to make certain leasehold improvements related to our use of the facility.

    MDC Land Corporation sold the facility in February 1999 and transferred the mortgage note in April 1999 to MDC Land LLC, a limited liability company wholly-owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi. However, MDC Land Corporation remained obligated on the leasehold improvement advance. Our lease for this facility expires in February 2020 and our current monthly rent due under this lease is $19,000.

    Historically, we have made the mortgage, property tax and other miscellaneous payments on behalf of MDC Land Corporation and MDC Land LLC related to the mortgage loan during their respective periods as lessors. These payments totaled approximately $270,000 in 1999, $132,000 in 1998 and $165,000 in 1997. The outstanding balance on the mortgage loan was approximately $995,000 on December 31, 1999, $1,010,000 on December 31, 1998 and $1,023,000 on
December 31, 1997. MDC Land LLC is currently in escrow to refinance the mortgage loan.

    48,600 SQUARE FOOT FACILITY. We lease the 48,600 square foot facility from a third party to which we pay monthly rent of approximately $32,000. Under the terms of this lease, the third party lessor granted us an option to purchase this facility for approximately $2.7 million, as adjusted by the increase in the cost of living index between April 1997 and the date the option is exercised. In November 1998, we transferred this option to MDC Land LLC at its nominal historic value, since we are under common ownership with MDC Land LLC. At the time of the transfer the fair market value of the facility may have exceeded the option exercise price. The option expires in November 2000. MDC Land LLC has exercised its option to purchase the 48,600 square foot facility from the third party owner and is currently in escrow to purchase this facility. Upon the close of escrow, we anticipate entering into a new lease with MDC Land LLC on terms no less favorable to us than could be obtained from unaffiliated third parties.

    LEASE OF EQUIPMENT. We lease some of the equipment used in our manufacturing and testing operations from MDC Land Corporation. We have entered into six equipment leases, each for a period of 60 months, at interest rates ranging from 8.4% to 9.6%. The expiration dates of the leases range from May 2001 to March 2002. Our aggregate annual lease payments to MDC Land Corporation were approximately $574,000 in each of 1999 and 1998, and $568,000 in 1997. In order to secure financing for the equipment, MDC Land Corporation entered into a loan and security agreement with United Capital, formerly known as Lyon Credit Corporation, in March 1996. We guaranteed MDC Land Corporation's obligations and indebtedness under this agreement.

    Historically, we have made the down payments, loan payments and sales tax payments on behalf of MDC Land Corporation related to the equipment we have leased from MDC Land Corporation. These payments totaled $460,000 in 1999, $460,000 in 1998 and $418,000 in 1997. The outstanding balance on the equipment loan from United Capital to MDC Land Corporation was approximately $775,000 on December 31, 1999, $1.1 million on December 31, 1998 and $1.5 million on December 31, 1997. Our remaining capital lease obligation due to MDC Land Corporation was approximately $900,000 on December 31, 1999, $1.4 million on December 31, 1998 and $1.8 million on December 31, 1997.

    MDC LAND CORPORATION RECEIVABLE ACCOUNT AND MDC LAND LLC PAYABLE
ACCOUNT. We have created a receivable account, with rights of offset, to reflect the payments by Simple Technology on behalf of MDC Land Corporation. This account includes leasehold improvement, mortgage, property tax and other miscellaneous payments related to the 24,500 square foot facility, and the down payments, loan payments and sales tax payments related to the equipment we have leased from MDC Land Corporation. Rather than making lease payments to MDC Land Corporation, we reduced the receivable account by the amount of the rental payments equal to approximately $605,000 in 1999, $802,000 in 1998 and $778,000 in 1997. As a result, the outstanding balance on the receivable account was approximately $73,000 on December 31, 1999, $112,000 on December 31, 1998 and $339,000 on

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December 31, 1997. In March 2000, MDC Land Corporation paid the entire receivable balance to us. We will remit all future equipment rental payments directly to MDC Land Corporation, and MDC Land Corporation will remit all future loan payments directly to United Capital under the equipment loan agreement.

    We have created a payable account, with rights of offset, to reflect the rental payments owed by Simple Technology to MDC Land LLC related to the 24,500 square foot facility. Rather than making these payments, equal to approximately $197,000 in 1999, we reduced the payable account by the mortgage, property tax and other miscellaneous payments we made on behalf of MDC Land LLC of $164,000 in 1999. As a result, the outstanding balance on the payable account was approximately $33,000 on December 31, 1999. In March 2000, we paid the entire payable balance to MDC Land LLC. We will remit all future rental payments directly to MDC Land LLC, and MDC Land LLC will remit all future loan, mortgage, property tax and other miscellaneous payments.

    Our consolidated financial statements, as of December 31, 1999, reflect a related party receivable balance of $40,000, which is the net of the $73,000 receivable balance with MDC Land Corporation and the $33,000 payable balance with MDC Land LLC.

LOANS TO LEXAR MEDIA, INC.

    In September 1996, we made a $3.0 million non-interest bearing loan to Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology. The purpose of this loan was to facilitate the purchase by the Moshayedi brothers of a business unit of Cirrus Logic, Inc., now named Lexar Media, Inc. In addition, from November 1996 through May 1997, we made related non-interest bearing advances to the Moshayedis totaling $2.3 million as operating capital for Lexar. In May 1997, the Moshayedis repaid $2.3 million of non-interest bearing advances. In addition, in August 1997, the Moshayedis repaid the remaining $3.0 million loan to us in full. Currently, neither we nor the Moshayedis have any type of relationship, either business, financial or otherwise, with Lexar.

SIMPLE TECHNOLOGY SUBSIDIARY OWNERSHIP

    In February 1995, we formed Simple Technology Canada Ltd., a Canadian corporation with headquarters in Mississauga, Canada, with Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology. We own 79% of the membership interests in Simple Technology Canada and the Moshayedis own the remaining 21%. Simple Technology Canada was formed for the purpose of manufacturing, selling and marketing our products in Canada. Under U.S. law at the time of formation of Simple Technology Canada, we could not wholly own a subsidiary since we are an S corporation. Accordingly, we formed Simple Technology Canada with the Moshayedi brothers to meet this ownership requirement. Simple Technology Canada became inactive in April 1998 when we discontinued our Canadian operations, and we are presently in the process of dissolving the company. To date, there has been no withdrawal from, or distribution of any kind by, Simple Technology Canada in favor of any owner. Upon dissolution, approximately $95,000 will be distributed to the Moshayedis and us in proportion to our respective ownership interests.

    In May 1996 we formed S.T.I., LLC, a California limited liability company, with Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology. We own 97% of the membership interests in S.T.I. and the Moshayedis own the remaining 3%. S.T.I. was formed for the purpose of limiting our potential liability from our international manufacturing, sales and marketing operations in Europe. Under California law at the time of formation of S.T.I., limited liability companies were required to have more than one member. Accordingly, we formed S.T.I. with the Moshayedis to meet this ownership requirement. To date, there has been no withdrawal from, or distribution of any kind by, S.T.I. in favor of any owner.

    In June 1996, S.T.I. and MDC Land Corporation formed Simple Technology Europe, a privately held unlimited company registered in Scotland. Simple Technology Europe was set up as the sales and marketing entity for our international operations in Europe and currently employs our sales and marketing team located in Scotland and England. S.T.I. owns 99% and MDC Land Corporation owns 1% of the outstanding shares of capital stock of Simple Technology Europe. Other than the 1% ownership interest in Simple Technology Europe held by MDC Land Corporation, MDC Land Corporation does not have any other relationship, either business, financial or otherwise, with Simple Technology Europe. To date, there has been no withdrawal from, or distribution of any kind by, Simple Technology Europe in favor of any owner.

    Simple Technology Limited, a privately held limited company formed in Scotland in January 1996, is a wholly-owned subsidiary of Simple Technology Europe. Simple Technology Limited was set up as the manufacturing entity for our European headquarters in order to take advantage of local U.K. tax laws. Simple Technology Limited concluded its manufacturing operations in April 1999 and is currently inactive. To date, there has been no withdrawal from, or distribution of any kind by, Simple Technology Limited in favor of any owner.

LOAN TO QUALCENTER, INC.

    During 1998, we made a series of non-interest bearing loans to QualCenter, Inc., a company wholly-owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology. QualCenter is located in Houston, Texas and tests memory modules on an exclusive basis for Compaq Corporation under an arrangement whereby Compaq defines and specifies all test and evaluation procedures and methodologies. The loans were used for start-up costs and working capital requirements. The largest aggregate amount of indebtedness outstanding under these loans was approximately $499,000. QualCenter repaid approximately $311,000 through December 27, 1999. The remaining loan balance of approximately $188,000 was repaid on December 29, 1999 in conjunction with a shareholder distribution of $188,000.

LOAN TO XYZ, INC.

    During 1999, we made a series of non-interest bearing loans to XYZ, Inc., a company wholly-owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of Simple Technology. XYZ sells DVD movies over the Internet and is located in Irvine, California. The loans were used for start-up costs and working capital requirements. The largest aggregate amount of indebtedness outstanding under these loans was approximately $918,000 and the entire outstanding loan balance was repaid in December 1999 in conjunction with a shareholder distribution of $918,000.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of February 29, 2000, and as
adjusted to reflect the sale of the       shares of common stock in this
offering assuming (a)       shares of common stock outstanding as of
February 29, 2000 and       shares outstanding immediately following the
completion of this offering, (b) the issuance of       shares of common stock at
the initial public offering price to our existing shareholders upon their contribution to us of the additional paid-in capital notes upon the completion of this offering and (c) no exercise of the underwriters' over-allotment option, by:

    - Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

    - Each Named Executive Officer;

    - Each of our directors; and

    - All of our executive officers and directors as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of February 29, 2000, are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder's name, subject to community property laws where applicable. The address of each individual listed below is c/o 3001 Daimler Street, Santa Ana, California 92705-5812.

                                                                                     PERCENTAGE OF
                                                                                        SHARES
                                                                                  BENEFICIALLY OWNED
                                                                                  -------------------
                                                              NUMBER OF SHARES     BEFORE     AFTER
NAME OF BENEFICIAL OWNER                                     BENEFICIALLY OWNED   OFFERING   OFFERING
------------------------                                     ------------------   --------   --------
Named executive officers and directors:
Manouch Moshayedi(1).......................................                             %          %
Mike Moshayedi(2)..........................................
Mark Moshayedi(3)..........................................
Dan Moses(4)...............................................                                       *
Michael Hajeck(5)..........................................                            *          *
Carl Swartz(6).............................................                                       *
Shane Mortazavi............................................              --           --         --
All directors and executive officers as a group (7
  persons)(7)..............................................                        100.0%          %

------------------------

*Less than one percent

(1) Consists of       shares of common stock to be issued to trusts controlled
    by Manouch Moshayedi upon the trusts' contribution to us of an additional
    paid-in capital note in the principal amount of $1.0 million,       shares
    held by Mark Moshayedi, as Trustee for the M. and S. Moshayedi Investment Trust, dated 11/16/95 for the benefit of Manouch Moshayedi's children and shares held by Manouch Moshayedi, as Trustee of the M. and S. Moshayedi Revocable Trust, dated 11/16/95 for the benefit of Manouch Moshayedi's family. Mark Moshayedi disclaims beneficial ownership of the shares held in the M. and S. Moshayedi Investment Trust, dated 11/16/95.

(2) Consists of       shares of common stock to be issued to trusts controlled
    by Mike Moshayedi upon the trusts' contribution to us of an additional
    paid-in capital note in the principal amount of $1.0 million,       shares
    held by Mark Moshayedi & Kamran Ghadimi, as Trustees for the M. and P. Moshayedi Investment Trust, dated 12/30/96 for the benefit of Mike
    Moshayedi's children and       shares held by Mike & Parto Moshayedi, as
    Trustees for the M. and P. Moshayedi Revocable Trust, dated 12/30/96 for the benefit of Mike Moshayedi's family. Mark Moshayedi & Kamran Ghadimi disclaim beneficial ownership of the shares held in the M. and P. Moshayedi Investment Trust, dated 12/30/96.

(3) Consists of       shares of common stock to be issued to Mark Moshayedi upon the trusts' contribution of an additional paid-in capital note in the
    principal amount of $1.0 million,       shares held by Manouch Moshayedi &
    Ali Dariushnia, as Trustees for the D. and N. Moshayedi Investment Trust,
    dated 9/25/98 for the benefit of Mark Moshayedi's children and       shares
    held by Mark & Semira Moshayedi, as Trustees for the M. and S. Moshayedi Revocable Trust, dated 9/25/98 for the benefit of Mark Moshayedi's family. Manouch Moshayedi & Ali Dariushnia disclaim beneficial ownership of the shares held in the D. and N. Moshayedi Investment Trust, dated 9/25/98.

(4) Consists of       shares subject to options, all of which are presently
    exercisable or will become exercisable within 60 days from February 29, 2000.

(5) Consists of       shares subject to options, all of which are presently
    exercisable or will become exercisable within 60 days from February 29, 2000.

(6) Consists of       shares subject to options, all of which are presently
    exercisable or will become exercisable within 60 days from February 29, 2000.

(7) Consists of       shares subject to options, all of which are presently
    exercisable or will become exercisable within 60 days from February 29, 2000.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary of our capital stock and certain provisions of our amended and restated articles of incorporation and amended and restated bylaws does not purport to be complete. It is qualified in its entirety by the provisions of the amended and restated articles of incorporation and amended and restated bylaws which have been filed as exhibits to the registration statement of which this prospectus is a part. Our amended and restated articles of incorporation authorize us to issue 100,000,000 shares of common stock, $0.001 par value, and 20,000,000 shares of preferred stock, $0.001 par value. As of
February 29, 2000, there were       shares of common stock outstanding held by
six shareholders of record and no shares of preferred stock outstanding. Options
to purchase an aggregate of       shares of common stock were also outstanding
at a weighted average exercise price of $  per share. There will be shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option or exercise of outstanding options as of February 29, 2000) after giving effect to the sale of the shares offered in this
offering and the issuance of       shares of common stock to our existing
shareholders upon their contribution of the additional paid-in capital notes upon completion of this offering.

COMMON STOCK

    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of Simple Technology, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

    The board of directors will have the authority, without further action by the shareholders, to issue up to 20,000,000 shares of preferred stock in one or more series. The board of directors will also have the authority to designate the price, rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, any or all of which may be greater than the rights of the common stock.

    The issuance of preferred stock might have the effect of delaying, deferring or preventing a change in control of Simple Technology without further action by the shareholders. The issuance of preferred stock with voting and conversion rights might also adversely affect the voting power of the holders of common stock. In some circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. There are no shares of preferred stock currently outstanding and as of the completion of this offering, no shares of preferred stock will be outstanding. We currently have no plans to issue any shares of preferred stock.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

    We estimate that following the completion of this offering we will have
approximately       shares of authorized but unissued common stock, including an
aggregate of             shares reserved for issuance upon the exercise of
options under our 2000 Stock Incentive Plan, and 20,000,000 shares of authorized preferred stock, none of which will be issued and outstanding. If the underwriters' over-allotment option is exercised in full, we will have
approximately       shares of authorized but
unissued common stock. However, the listing requirements of The Nasdaq Stock Market, Inc., which apply so long as the common stock remains included in that inter-dealer quotation system, require prior shareholder approval of specified issuances, including issuances of shares bearing voting power equal to or exceeding 20% of the pre-issuance outstanding voting power or pre-issuance outstanding number of shares of common stock. These additional shares could be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. We currently do not have any plans to issue additional shares of common stock or preferred stock, other than in connection with employee compensation plans. See "Management--Stock Plans/Employee Compensation Programs." One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable the board of directors to issue shares to persons who may agree or be inclined to vote in concert with current management on issues put to consideration of shareholders, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and protect the continuity of our management and possibly deprive the shareholders of the opportunity to sell their shares of common stock at prices higher than prevailing market prices.

ANTI-TAKEOVER PROVISIONS

    Our amended and restated articles of incorporation and amended and restated bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of Simple Technology, including changes a shareholder might consider favorable. In particular, our amended and restated articles of incorporation and amended and restated bylaws, as applicable, among other things, will:

    - Provide that special meetings of shareholders can be called by the chairman of the board of directors, the president, the board of directors or by a majority of the shareholders. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting by the board of directors, the chairman of the board of directors, the president or any such shareholder;

    - Provide for an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of shareholders;

    - Eliminate cumulative voting in the election of directors. Under cumulative voting, a minority of shareholders holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority shareholders to effect changes in the board of directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of Simple Technology;

    - Provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum; and

    - Allow us to issue up to 20,000,000 shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, this issuance could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effect discussed above.

    In addition, provisions of our 2000 Stock Incentive Plan allow for the automatic vesting of all outstanding options granted under the plan upon a change in control under certain circumstances. Such provisions may have the effect of discouraging a third party from acquiring us, even if doing so would be beneficial to our shareholders.

    These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage certain types of transactions that may involve an actual or threatened change of control of Simple Technology. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Simple Technology outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is             .

LISTING

    We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "STEC."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale, as described below, sales of substantial amount of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

    Upon completion of this offering, we will have       shares of common stock
outstanding assuming the issuance of       shares of common stock in this
offering and the issuance of       shares of common stock to our existing
shareholders upon their contribution to us of the additional paid-in capital notes, assuming no exercise of the underwriters' over-allotment option and no
exercise of outstanding stock options after       , 2000. Of the total
outstanding shares of common stock, the       shares sold in this offering will
be freely tradable without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, may generally only be sold pursuant to an effective registration statement under the Securities Act of 1933 or in compliance with the limitations of Rule 144 as described below.

    All of the remaining shares of common stock are "restricted securities" as
that term is defined in Rule 144.       of these restricted securities will be
available for sale in the public market under Rule 144 following the expiration of the 180 day lock-up agreement further described below. If the underwriter elects to waive the lock-up period for any reason, these shares will be
available for sale under Rule 144 prior to that time. The       shares issued to
our existing shareholders upon their contribution of the additional paid-in capital notes are also restricted securities and will be available for sale in the public market subject to the limitations of Rule 144 one year after the conversion.

    Simple Technology, our officers, directors, existing shareholders and existing optionholders have entered into contractual "lock-up" agreements generally providing that, subject to certain limited exceptions, they will not offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock owned by them, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of FleetBoston Robertson Stephens Inc., except that we may, without such consent, grant options and sell shares pursuant to our stock plans. FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. FleetBoston Robertson Stephens Inc. currently has no plans to release any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, FleetBoston Robertson Stephens Inc. will consider, among other factors, the shareholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following the expiration of the 180-day lock-up period, the restricted securities will be available for sale in the public market subject to compliance with Rule 144 or Rule 701.

    In general, under Rule 144 as currently in effect, any affiliate of ours or a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner other than a person who may be deemed an affiliate of ours, is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

    - One percent of the then-outstanding shares of common stock (approximately shares after giving effect to this offering); and

    - The average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 notice with respect to this sale.

    Sales under Rule 144 of the Securities Act of 1933 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, including the holding period of any prior owner other than a person who may be deemed an affiliate of ours, would be entitled to sell these shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act of 1933. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act of 1933 prior to effecting a transfer of these shares.

    We are unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Any future sale of substantial amounts of common stock in the open market may adversely affect the market price of the common stock offered hereby.

    We will file, on or after the date of this prospectus, a Form S-8 registration statement under the Securities Act of 1933 to register all shares of common stock issuable under the 2000 Stock Incentive Plan, and shares of common stock issuable under the 2000 Employee Stock Purchase Plan. Such registration statements will become effective immediately upon filing, and shares covered by those registration statements will thereupon be eligible for sale in the public markets, subject to any lock-up agreements applicable thereto and Rule 144 limitations applicable to affiliates. See "Risk Factors--A substantial amount of our shares will be eligible for sale shortly after this offering, which could result in a decline in our stock price" and "Management--Stock Plans/Employee Compensation Programs."

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Banc of America Securities LLC and
Needham & Company, Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
FleetBoston Robertson Stephens Inc..........................
Banc of America Securities LLC..............................
Needham & Company, Inc......................................
                                                               -------
  Total.....................................................
                                                               =======

    The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $ per share, of which $ may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any offer in whole or in part.

    Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus has been determined through negotiations among the representatives and us. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

    The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

OVER-ALLOTMENT OPTION

    We have granted to the underwriters an option, exercisable during the 30-day
period after the date of this prospectus, to purchase up to       additional
shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase
any of the additional       shares of common stock, the underwriters have
severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

    The following table summarizes the compensation to be paid to the underwriters by us:

                                                                 TOTAL
                                                      ---------------------------
                                             PER      WITHOUT OVER-   WITH OVER-
                                            SHARE       ALLOTMENT      ALLOTMENT
                                           --------   -------------   -----------
Underwriting Discounts and Commissions
  payable by us..........................  $             $              $

    We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be
approximately $      .

INDEMNITY

    The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act of 1933, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

LOCK-UP AGREEMENTS

    Each of our executive officers, directors, existing shareholders and substantially all of our option holders have agreed with the representatives and us, for a period of 180 days after the effective date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our existing shareholders and option holders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

    In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by shareholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

LISTING

    We have applied to list our common stock on the Nasdaq National Market under the symbol "STEC."

STABILIZATION

    The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise, and if commenced, may be discontinued at any time.

DIRECTED SHARE PROGRAM

    The underwriters have reserved up to five percent (5%) of the common stock to be issued by us and offered for sale in this offering, at the initial public offering price, to directors, officers, employees, business associates and persons otherwise connected to Simple Technology, Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Los Angeles, California. Latham & Watkins, Los Angeles, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

                                    EXPERTS

    Our consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this offering have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    Simple Technology has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto which has been omitted in accordance with the rules and regulations of the SEC. For further information with respect to Simple Technology and the common stock offered hereby, reference is made to the registration statement and to the exhibits thereto. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each statement about those contracts is qualified in its entirety by that reference. You should be aware that when we discuss these contracts or documents in this prospectus we are assuming that you will read the exhibits to the registration statement for a more complete understanding of the contract or document.

    Following the offering we will become subject to the reporting requirements of the Securities Exchange Act of 1934. In accordance with that law, we will be required to file reports and other information with the SEC. The registration statement and exhibits, as well as those reports and other information when so filed, may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048, the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

    We will furnish our shareholders annual reports and unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited consolidated financial statements prepared in accordance with generally accepted accounting principles. The consolidated financial statements included in the annual reports will be examined and reported upon, with an opinion expressed, by our independent auditors.

                            SIMPLE TECHNOLOGY, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................    F-3

Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................    F-4

Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1997, 1998 and 1999..............    F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................    F-6

Notes to Consolidated Financial Statements..................    F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Shareholders and Board of Directors
Simple Technology, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Simple Technology, Inc. and its subsidiaries (the "Company") at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Costa Mesa, California
February 25, 2000

                            SIMPLE TECHNOLOGY, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                        ---------------------------------------
                                                                                     PRO FORMA
                                                                                       1999
                                                           1998          1999        (NOTE 13)
                                                        -----------   -----------   -----------
                                                                                    (UNAUDITED)
                                            ASSETS:
CURRENT ASSETS:
Cash and cash equivalents.............................  $   816,525   $ 3,778,612   $ 3,778,612
Accounts receivable, net of allowances of $725,803 in
  1998 and $771,806 in 1999...........................   12,421,309    23,704,448    23,704,448
Related party receivable..............................      594,434        40,396        40,396
Inventory, net........................................   13,877,625    18,276,441    18,276,441
Deferred income taxes.................................      307,617       180,552     2,318,000
Other current assets..................................      452,314       544,608       544,608
                                                        -----------   -----------   -----------
    Total current assets..............................   28,469,824    46,525,057    48,662,505
Furniture, fixtures and equipment, net................   11,092,013     7,968,259     7,968,259
Deferred income taxes.................................            -       637,417             -
Other noncurrent assets...............................      525,000             -             -
                                                        -----------   -----------   -----------
    Total assets......................................  $40,086,837   $55,130,733   $56,630,764
                                                        ===========   ===========   ===========

                             LIABILITIES AND SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:
Accounts payable......................................  $13,077,805   $20,033,184   $20,033,184
Distribution payable to shareholders..................            -             -    13,644,603
Current maturities of long-term debt..................      351,581       697,079       697,079
Current maturities of capital lease obligations.......    1,263,079       938,278       938,278
Accrued and other liabilities.........................    2,493,975     2,001,799     2,001,799
                                                        -----------   -----------   -----------
    Total current liabilities.........................   17,186,440    23,670,340    37,314,943
Line of credit........................................   13,176,095    12,478,675    12,478,675
Long-term debt........................................    1,094,133     1,844,033     1,844,033
Capital lease obligations.............................    3,861,464     1,357,878     1,357,878
Deferred income taxes.................................        8,399             -       560,000
                                                        -----------   -----------   -----------
    Total liabilities.................................   35,326,531    39,350,926    53,555,529
                                                        -----------   -----------   -----------
Commitments and contingencies (Note 9)
SHAREHOLDERS' EQUITY:
Common stock, no par value, 10,000,000 shares
  authorized,
  6,035,706 shares issued and outstanding.............       30,000        30,000        30,000
Additional paid-in capital............................    3,033,663     3,283,262     3,283,262
Unearned stock based compensation.....................      (25,247)     (141,475)     (141,475)
Retained earnings.....................................    1,838,327    12,704,572             -
Accumulated other comprehensive loss..................     (116,437)      (96,552)      (96,552)
                                                        -----------   -----------   -----------
    Total shareholders' equity........................    4,760,306    15,779,807     3,075,235
                                                        -----------   -----------   -----------
    Total liabilities and shareholders' equity........  $40,086,837   $55,130,733   $56,630,764
                                                        ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            SIMPLE TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         1997           1998           1999
                                                     ------------   ------------   ------------
Net revenues.......................................  $159,087,716   $122,287,737   $192,593,273
Cost of revenues...................................   131,093,468     98,168,102    152,972,826
                                                     ------------   ------------   ------------
    Gross profit...................................    27,994,248     24,119,635     39,620,447
                                                     ------------   ------------   ------------
Sales and marketing................................    15,972,337     13,340,207     14,149,974
General and administrative (Note 11)...............     8,751,451      9,359,774      9,731,572
Research and development...........................     2,153,619      2,180,440      1,831,539
                                                     ------------   ------------   ------------
    Total operating expenses.......................    26,877,407     24,880,421     25,713,085
                                                     ------------   ------------   ------------
    Income (loss) from operations..................     1,116,841       (760,786)    13,907,362
Interest income....................................       (28,084)       (20,939)       (23,904)
Interest expense...................................     1,769,151      1,400,566      1,621,430
Other expense......................................            --             --        325,000
                                                     ------------   ------------   ------------
    Income (loss) before provision (benefit) for
      income taxes.................................      (624,226)    (2,140,413)    11,984,836
Provision (benefit) for income taxes...............         1,672         22,482       (517,968)
                                                     ------------   ------------   ------------
    Net income (loss)..............................  $   (625,898)  $ (2,162,895)  $ 12,502,804
                                                     ============   ============   ============
Net income (loss) per share:
  Basic............................................  $       (.10)  $       (.36)  $       2.07
                                                     ============   ============   ============
  Diluted..........................................  $       (.10)  $       (.36)  $       1.94
                                                     ============   ============   ============
Unaudited pro forma data (Notes 2 and 13):
  Income before provision for income taxes......................................   $ 11,984,836
  Provision for income taxes....................................................      4,554,238
                                                                                   ------------
  Pro forma net income..........................................................   $  7,430,598
                                                                                   ============
  Pro forma net income per share:
    Basic.......................................................................   $       1.23
                                                                                   ============
    Diluted.....................................................................   $       1.15
                                                                                   ============
Weighted average shares outstanding:
    Basic..........................................     6,035,706      6,035,706      6,035,706
                                                     ============   ============   ============
    Diluted........................................     6,035,706      6,035,706      6,441,573
                                                     ============   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            SIMPLE TECHNOLOGY, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                    ACCUMULATED
                                     COMMON STOCK       ADDITIONAL     UNEARNED                        OTHER            TOTAL
                                 --------------------    PAID-IN      STOCK BASED     RETAINED     COMPREHENSIVE    SHAREHOLDERS'
                                  SHARES      AMOUNT     CAPITAL     COMPENSATION     EARNINGS          LOSS           EQUITY
                                 ---------   --------   ----------   -------------   -----------   --------------   -------------
Balances, December 31, 1996....  6,035,706   $30,000    $3,000,000     $      --     $ 4,902,659     $ (46,708)      $ 7,885,951
Comprehensive loss:
  Net loss.....................                                                         (625,898)                       (625,898)
  Foreign currency translation
    adjustment.................                                                                        (18,055)          (18,055)
                                                                                                                     -----------
    Total comprehensive loss...                                                                                         (643,953)
Distributions to shareholders,
  net..........................                                                         (380,374)                       (380,374)
                                 ---------   -------    ----------     ---------     -----------     ---------       -----------

Balances, December 31, 1997....  6,035,706    30,000    3,000,000             --       3,896,387       (64,763)        6,861,624
Comprehensive loss:
  Net loss.....................                                                       (2,162,895)                     (2,162,895)
  Foreign currency translation
    adjustment.................                                                                        (51,674)          (51,674)
                                                                                                                     -----------
    Total comprehensive loss...                                                                                       (2,214,569)
Unearned compensation related
  to stock options granted for
  services to be rendered......                            33,663        (33,663)                                             --
Compensation related to stock
  options vesting..............                                            8,416                                           8,416
Contributions from
  shareholders.................                                                          104,835                         104,835
                                 ---------   -------    ----------     ---------     -----------     ---------       -----------

Balances, December 31, 1998....  6,035,706    30,000    3,033,663        (25,247)      1,838,327      (116,437)        4,760,306
Comprehensive income:
  Net income...................                                                       12,502,804                      12,502,804
  Foreign currency translation
    adjustment.................                                                                         19,885            19,885
                                                                                                                     -----------
      Total comprehensive
        income.................                                                                                       12,522,689
Reduction in unearned
  compensation due to
  termination of services......                           (12,319)        12,319                                              --
Unearned compensation related
  to stock options granted to
  employees....................                           261,918       (261,918)                                             --
Compensation related to stock
  options vesting..............                                          133,371                                         133,371
Distributions to
  shareholders.................                                                       (1,636,559)                     (1,636,559)
                                 ---------   -------    ----------     ---------     -----------     ---------       -----------

Balances, December 31, 1999....  6,035,706   $30,000    $3,283,262     $(141,475)    $12,704,572     $ (96,552)      $15,779,807
                                 =========   =======    ==========     =========     ===========     =========       ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            SIMPLE TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                           1997          1998           1999
                                                        -----------   -----------   ------------
Cash flows from operating activities:
  Net income (loss)...................................  $  (625,898)  $(2,162,895)  $ 12,502,804
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization.....................    1,913,000     3,418,578      3,580,963
    Loss (gain) on sale of furniture, fixtures and
      equipment.......................................       (4,202)       17,844          6,511
    Charitable contribution of land held for
      investment......................................           --            --        325,000
    Bad debt expense..................................      482,205        67,404        115,624
    Inventory excess and obsolescence expense.........    1,252,557       592,513        698,023
    Deferred income taxes.............................     (124,849)           --       (518,751)
    Compensation related to stock options vesting.....           --         8,416        133,371
    Foreign currency translation adjustment...........      (18,055)      (51,674)        19,885
    Change in operating assets and liabilities:
      Accounts receivable.............................      335,323     2,679,311    (11,398,763)
      Inventory.......................................    1,479,024    (3,191,723)    (5,096,839)
      Other assets....................................      (11,928)      755,335        107,706
      Accounts payable................................   (1,879,542)     (190,524)     6,955,379
      Accrued and other liabilities...................     (706,755)      360,267        110,824
                                                        -----------   -----------   ------------
        Net cash provided by operating activities.....    2,090,880     2,302,852      7,541,737
                                                        -----------   -----------   ------------
Cash flows from investing activities:
  Advances to shareholders............................   (1,864,698)     (482,152)      (918,075)
  Repayment of advances to shareholders...............    5,280,086            --      1,400,227
  Purchase of furniture, fixtures and equipment.......   (1,592,407)   (2,160,392)    (1,240,663)
  Proceeds from sale of furniture, fixtures and
    equipment.........................................      299,640        31,659        287,758
                                                        -----------   -----------   ------------
        Net cash provided by (used in) investing
          activities..................................    2,122,621    (2,610,885)      (470,753)
                                                        -----------   -----------   ------------
Cash flows from financing activities:
  Repayment of borrowings under line of credit, net...   (2,757,969)     (337,925)      (697,420)
  Repayment of long-term debt.........................     (215,572)     (330,019)      (467,263)
  Payment on capital lease obligations................     (757,603)   (1,110,804)    (1,379,541)
  Repayment of loans to related parties, net..........      204,531       226,598         71,886
  Distributions to shareholders.......................     (510,644)           --     (1,636,559)
  Contributions from shareholders.....................      130,270       104,835             --
                                                        -----------   -----------   ------------
        Net cash used in financing activities.........   (3,906,987)   (1,447,315)    (4,108,897)
                                                        -----------   -----------   ------------
        Net increase (decrease) in cash...............      306,514    (1,755,348)     2,962,087
Cash and cash equivalents at beginning of year........    2,265,359     2,571,873        816,525
                                                        -----------   -----------   ------------
Cash and cash equivalents at end of year..............  $ 2,571,873   $   816,525   $  3,778,612
                                                        ===========   ===========   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            SIMPLE TECHNOLOGY, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1997         1998         1999
                                                           ----------   ----------   ----------
Supplemental disclosure of cash flow information:
  Cash paid during the year:
    Income taxes                                           $    6,100   $    6,862   $    5,196
    Interest                                               $1,668,526   $1,650,593   $1,605,487

Noncash activities:
  Purchase of furniture, fixtures, and equipment with:
    Long-term debt                                         $1,734,933   $       --   $  113,815
    Capital lease obligations                              $2,074,947   $1,923,723   $       --

  Refinance of furniture, fixtures and equipment under
    capital lease obligations with long-term debt          $       --   $       --   $1,448,846

  Advances to shareholders offset against
    accrued liabilities                                    $   57,247   $       --   $       --

Refer to Note 3 for noncash activities with related parties.

  The accompanying notes are an integral part of these consolidated financial statements.

                            SIMPLE TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  COMPANY ORGANIZATION:

    Simple Technology, Inc. was incorporated in the state of California on March 13, 1990 to design, manufacture and market a comprehensive line of memory, storage and connectivity products used in high performance computing, networking and communications, consumer electronics and industrial applications throughout the United States and internationally. During 1995 and 1996, Simple
Technology, Inc. formed subsidiaries in Canada and Scotland, respectively.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF CONSOLIDATION:

    The accompanying consolidated financial statements include the accounts of Simple Technology, Inc. and its subsidiaries in Canada and Scotland (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS:

    Cash and cash equivalents consist primarily of cash in banks and money market funds. All highly liquid investments with a maturity date of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market.

INVENTORY:

    Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out ("FIFO") method of accounting.

FURNITURE, FIXTURES AND EQUIPMENT:

    Furniture, fixtures and equipment are stated at cost and depreciated using the straight-line method. The Company's estimated useful lives of the assets, other than leasehold improvements, range from four to five years for equipment to seven years for furniture and fixtures. Leasehold improvements and assets under capital leases are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

    Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

    The Company continually monitors events and changes in circumstances that could indicate that the carrying balances of its furniture, fixtures and equipment may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

LAND HELD FOR INVESTMENT:

    Land held for investment, included in other noncurrent assets at December 31, 1998, is recorded at the shareholders' contributed historical cost, which is less than or approximates fair market value. Such land, with a cost of $325,000, was contributed to charity in 1999 and is reflected in other expense.

                            SIMPLE TECHNOLOGY, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
LONG-TERM DEBT:

    The fair values of the Company's long-term debt have been estimated based on current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of the Company's loans approximate their fair values.

REVENUE RECOGNITION:

    Revenue is generally recognized upon shipment of products to the customer if collectibility is probable. A substantial portion of the Company's sales through aftermarket channels includes limited rights to return unsold inventory and some customers have limited price protection rights. The Company provides for estimated future returns of inventory, limited price protection arrangements and the estimated costs of warranty at the time of sale based on historical experience. Actual results have been within management's expectations.

ADVERTISING COSTS:

    Advertising costs, which relate primarily to various print media expenditures, are expensed as incurred. For the years ended December 31, 1997, 1998 and 1999, advertising costs were approximately $2,650,000, $2,412,000 and $2,858,000, respectively.

FOREIGN CURRENCY TRANSLATION:

    The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are recorded as a separate component of shareholders' equity. Income and expense items are translated at average monthly rates of exchange. Gains and losses from foreign currency transactions are included in operations and were less than $100,000 for each year presented.

INCOME TAXES:

    Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the year and the change during the year in deferred income tax assets and liabilities.

STOCK-BASED COMPENSATION:

    SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated market price of the Company's underlying stock at the date of grant over the exercise price of the option, amortized over the vesting period. The Company has adopted the disclosure-only provisions of SFAS No. 123.

                            SIMPLE TECHNOLOGY, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
PER SHARE INFORMATION:

    In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share," which established standards for the computation, presentation and disclosure requirements for basic and diluted earnings per share for entities with publicly held common shares and potential common shares. Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to additionally reflect the effect of potentially dilutive securities.

    No potential common shares were included in the diluted per share amounts for the years ended December 31, 1997 and 1998 as the effect would have been anti-dilutive. For the year ended December 31, 1999, potentially dilutive securities consisted solely of options and resulted in potential common shares of 405,867.

PRO FORMA NET INCOME:

    Pro forma net income is computed using an effective tax rate of 38% to reflect the estimated income tax expense of the Company as if it had been subject to C corporation federal and state income taxes for the year, instead of S Corporation income taxes.

COMPREHENSIVE INCOME:

    In 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which established standards for the reporting and display of comprehensive income. The Company adopted SFAS No. 130 effective January 1, 1998. Comprehensive income includes such items as foreign currency translation adjustments. These amounts are presented as a component of shareholders' equity, consistent with the Company's previous practice. SFAS No. 130 does not affect current principles of measurement of revenues and expenses and, accordingly, the adoption of SFAS No. 130 had no effect on the Company's results of operations or financial position.

    The balance of accumulated other comprehensive loss at December 31, 1998 and 1999 consists of accumulated foreign currency translation adjustments. None of the components of accumulated other comprehensive loss have been recorded net of any tax benefit as the Company does not expect to realize any significant tax benefit from these items.

SEGMENT REPORTING

    In 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supercedes substantially all the reporting requirements previously required under SFAS No. 14, "Financial Reporting for Business Segments of an Enterprise," and establishes standards for the way the Company reports information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Under SFAS No. 131, the determination of segments to be reported in the financial statements is to be consistent with the manner in which management organizes and evaluates the internal organization to make operating decisions and assess performance. The adoption of this statement did not have an impact upon the Company's operating results or financial position as this statement's provisions affect only the disclosure of certain segment information in the notes to the consolidated financial statements.

                            SIMPLE TECHNOLOGY, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

RISKS AND UNCERTAINTIES:

    Financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of cash and cash equivalents and accounts receivable. As of December 31, 1998 and 1999, approximately 28% and 35%, respectively, of accounts receivable were concentrated with three customers. With respect to one of these customers, the Company recorded sales totaling 16% and 19% of the Company's revenues for the years ended December 31, 1998 and 1999, respectively. No other single customer accounted for more than 10% of accounts receivable or revenues at December 31, 1999 or for each of the three years in the period ended December 31, 1999. The Company generally does not require collateral on accounts receivable as the majority of the Company's customers are large, well-established companies. Historically, bad debt allowances have been consistent with management's expectations.

    At December 31, 1998 and 1999, the Company had amounts on deposit with financial institutions that were in excess of the federally insured limit of $100,000.

    The manufacturing operations of the Company are concentrated in a facility located in Santa Ana, California. As a result of this geographic concentration, a disruption in the manufacturing process resulting from a natural disaster or other unforeseen event could have a material adverse effect on the Company's financial position and results of operations.

    Certain of the Company's products utilize components that are purchased from a small number of sources with whom the Company has no long-term contracts. An inability to obtain such components in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions or interruption in product shipments or increases in product costs, which could have a material adverse effect on the Company's financial position and results of operations.

MANAGEMENT ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS:

    Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

3.  RELATED PARTY TRANSACTIONS:

    During 1994, the Company commenced leasing a building from MDC Land Corporation, which is beneficially owned by the shareholders of the Company. During 1999, this building and the underlying mortgage note was transferred from MDC Land Corporation to MDC Land LLC (collectively known as "MDC"), which is also beneficially owned by the shareholders of the Company. The term of the lease is 26 years, through 2020, with scheduled rental payments of $19,000 per month. Building rent expense for the years ended December 31, 1997, 1998 and 1999 amounted to $205,500, $228,000 and $228,000, respectively. The Company pays for leasehold improvement costs, in addition to the monthly

                            SIMPLE TECHNOLOGY, INC.

3.  RELATED PARTY TRANSACTIONS: (CONTINUED)
mortgage on the building, on behalf of MDC. During 1996, the Company began leasing equipment from MDC. Each lease has a term of five years and is accounted for as a capital lease. Equipment rental payments for the years ended
December 31, 1997, 1998 and 1999 amounted to $568,000, $574,000 and $574,000, respectively. The Company pays the monthly financing payments for this equipment on behalf of MDC. Additionally, the Company paid the sales tax and down payments related to this equipment on behalf of MDC. These payments on behalf of MDC, net of the monthly rental payments due MDC, resulted in a net related party receivable due to the Company.

    In connection with the purchase of the building by MDC, the Company guaranteed a mortgage note payable by MDC ($1,010,047 and $995,301 at December 31, 1998 and 1999, respectively). The note is also 71% guaranteed by the U.S. Small Business Administration and 100% guaranteed by the beneficial shareholders. In connection with the financing of the equipment by MDC, the Company guaranteed notes payable by MDC of $1,127,179 and $751,838 at December 31, 1998 and 1999, respectively.

    In 1995, the Company entered into a separate 5 year lease agreement with a third party to lease a second building located adjacent to the building leased from MDC. One of the provisions of this agreement was an option to buy this building for an initial purchase price of $2,723,560, thereafter increased by a cost of living index. In November 1998, the Company transferred this option to MDC at its nominal historical value, since both entities are under common ownership.

    During 1997, the Company made noninterest-bearing advances to beneficial shareholders of the Company totaling $1,864,698 to fund working capital needs in a development stage company in Fremont, California, in which the beneficial shareholders of the Company then owned a controlling interest. In 1997, the beneficial shareholders later sold such interest and repaid the amounts due to the Company.

    During 1998, the Company made non-interest bearing advances to beneficial shareholders of the Company to finance the development of a new company in Houston, Texas. At December 31, 1998, this receivable balance amounted to $482,152, which was included in the related party receivable. During 1999, the Company made additional non-interest bearing advances of $918,075 to the beneficial shareholders of the Company to finance the development of a new company in Irvine, California. At December 31, 1999 all of the above mentioned advances had been repaid in full in conjunction with shareholder distributions.

4.  INVENTORY:

    Inventory consists of the following:

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1998          1999
                                                     -----------   -----------
Raw materials......................................  $ 7,579,228   $11,283,408
Work-in-progress...................................      622,438     1,261,703
Finished goods.....................................    7,165,916     7,811,551
                                                     -----------   -----------
                                                      15,367,582    20,356,662
Valuation allowance................................   (1,489,957)   (2,080,221)
                                                     -----------   -----------
                                                     $13,877,625   $18,276,441
                                                     ===========   ===========

                            SIMPLE TECHNOLOGY, INC.

5.  FURNITURE, FIXTURES AND EQUIPMENT:

    Furniture, fixtures and equipment consist of the following:

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1998          1999
                                                     -----------   -----------
Furniture and fixtures.............................  $   558,095   $    92,866
Equipment..........................................   17,155,390    14,748,300
                                                     -----------   -----------
                                                      17,713,485    14,841,166
Accumulated depreciation and amortization..........   (6,621,472)   (6,872,907)
                                                     -----------   -----------
                                                     $11,092,013   $ 7,968,259
                                                     ===========   ===========

    For the years ended December 31, 1997, 1998 and 1999, the Company recorded depreciation and amortization expense of approximately $1,883,000, $3,389,000 and $3,581,000, respectively.

    At December 31, 1998 and 1999, furniture, fixtures and equipment included approximately $10,114,000 and $7,499,000, respectively, of assets under capital leases with associated accumulated amortization of approximately $3,819,000 and $5,318,000, respectively. As discussed in Note 3, such 1998 and 1999 amounts include approximately $2,304,000 of assets under capital lease with a related party with associated accumulated amortization of approximately $1,060,000 and $1,520,000 at December 31, 1998 and 1999, respectively.

6.  LINE OF CREDIT:

    Effective August 3, 1999, the Company entered into a new line of credit agreement. Amounts borrowed thereunder are collateralized by substantially all of the Company's assets. Terms of the new agreement include a maximum borrowing amount of $20,000,000, subject to eligible accounts receivable and inventory balances, bearing interest at the prime rate plus 0.5% and expiring in August 2001, unless renewed. There was $13,176,095 and $12,478,675 outstanding on this line of credit and the previously existing line of credit, bearing interest at prime (7.75%) and prime plus 0.5% (9.0%) at December 31, 1998 and 1999, respectively.

    The provisions of the line of credit agreement contain various nonfinancial and financial covenants that, among other things, require the Company to maintain a minimum tangible net worth amount and a maximum debt to tangible net worth ratio. The covenants also limit capital expenditures, distributions and dividends that can be made by the Company.

                            SIMPLE TECHNOLOGY, INC.

7.  LONG-TERM DEBT:

    Long-term debt consists of the following:

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1998         1999
                                                       ----------   ----------
Equipment notes payable, principal and interest
  payable in monthly installments of $70,671,
  maturing at various dates through December 2004,
  collateralized by equipment, interest ranging
  between 8.4% and 9.1%..............................  $1,368,628   $2,403,812
Automobile notes payable to bank, principal and
  interest payable in monthly installments totalling
  $3,418, maturing at various dates through
  May 2004, collateralized by automobiles, interest
  ranging between 7.5% and 8.2%......................      77,086      137,300
                                                       ----------   ----------
                                                        1,445,714    2,541,112
Less current portion.................................    (351,581)    (697,079)
                                                       ----------   ----------
                                                       $1,094,133   $1,844,033
                                                       ==========   ==========

    The equipment notes payable agreements contain various nonfinancial covenants that, among other things, limit distributions and dividends to shareholders and require the equipment to remain unencumbered with other liens.

    Scheduled principal payments, including the line of credit, during each of the years ending December 31 are as follows:


2000...........................................  $   697,079
2001...........................................   13,239,681
2002...........................................      775,403
2003...........................................      154,773
2004...........................................      152,851
                                                 -----------
                                                 $15,019,787
                                                 ===========

8.  INCOME TAXES:

    The Company has elected to be treated as an S Corporation for U.S. federal income tax purposes. Under this election, the Company's shareholders, rather than the Company, are subject to federal income taxes on their respective share of the Company's taxable income. The Company has elected similar treatment for California franchise tax purposes which, in addition, requires a state income tax at the corporate level of 1.5%.

                            SIMPLE TECHNOLOGY, INC.

8.  INCOME TAXES: (CONTINUED)
    The provision (benefit) for income taxes consists of the following:

                                                   YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                                 1997        1998       1999
                                               ---------   --------   ---------
Current......................................  $ 126,522   $22,482    $     783
Deferred.....................................   (124,850)       --     (518,751)
                                               ---------   -------    ---------
                                               $   1,672   $22,482    $(517,968)
                                               =========   =======    =========

    For 1997 and 1998, the difference between the effective tax rate and the expected California tax rate is due primarily to state tax credits, offset by increases in the valuation allowance and losses without benefit. For 1999, the difference between the effective tax rate and the expected California tax rate is due primarily to state tax credits and decreases in the valuation allowance.

    The components of the deferred tax assets and liabilities are as follows:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Current deferred tax assets (liabilities):
  Financial statement reserves..........................  $ 33,407   $ 36,485
  Accrued expenses......................................     2,485     12,237
  Credit carryforwards..................................   258,906    134,000
  Other.................................................    12,819     (2,170)
                                                          --------   --------
    Total current.......................................   307,617    180,552
                                                          --------   --------
Non current deferred tax assets (liabilities):
  Depreciation and amortization.........................  (112,661)   (20,823)
  Operating loss carryforwards..........................   307,675    102,674
  Credit carryfowards...................................   364,816    651,446
  Other.................................................    (7,942)     6,794
                                                          --------   --------
                                                           551,888    740,091
  Valuation allowance...................................  (560,287)  (102,674)
                                                          --------   --------
    Total noncurrent....................................    (8,399)   637,417
                                                          --------   --------
                                                          $299,218   $817,969
                                                          ========   ========

    The components of tax credit assets relate primarily to California tax credit carryforwards for manufacturers' investment credits at December 31, 1998 and 1999, respectively, of $123,000 and $32,000, which begin to expire in the year 2004, and enterprise zone credits of $501,000 and $753,000, which have an unlimited carryover. Investment tax credits may be utilized prior to enterprise zone credits.

                            SIMPLE TECHNOLOGY, INC.

8.  INCOME TAXES: (CONTINUED)

    For income tax purposes, the Company's foreign subsidiaries, Simple Technology Canada Limited and Simple Technology Limited, are treated as separate entities and, therefore, are not subject to U.S. taxation. These subsidiaries had net foreign deferred tax assets of approximately $193,000 and $103,000, which are primarily attributable to combined net operating loss carryforwards of approximately $464,000 and $428,000, as of December 31, 1998 and 1999, respectively. These losses begin to expire in 2002. Due to the subsidiaries' tax status, these losses may not be used to offset U.S. income. The Company has established a valuation allowance against these deferred tax assets since it is not more likely than not that the foreign subsidiaries' net operating loss carryforwards will be utilized.

    The Company's foreign subsidiary, Simple Technology Europe, is treated as a branch partnership for income tax purposes and, therefore, is subject to U.S. taxation.

    Since the Company's formation in March 1990, the Company has elected for federal and state income tax purposes to be treated as an S corporation of the Internal Revenue Code of 1986, as amended, and comparable state tax laws. On November 12, 1996, certain of the Company's existing shareholders transferred all of their shares of common stock to trusts established for the benefit of their children and themselves. The trusts established for the benefit of their children did not make the elections required for the trusts to be eligible shareholders of an S corporation. As a result, the Company's election to be treated as an S corporation was inadvertently terminated as of November 11, 1996. In addition, on May 14, 1999, one of the Company's other existing shareholders transferred all of his shares of the Company's common stock to trusts established for the benefit of his children and himself. Since the trust established for the benefit of his children did not make the required election, this transfer also had the effect of inadvertently terminating the Company's
S corporation status as of the date immediately prior to the transfer. The Company has filed a request for a private letter ruling with the Internal Revenue Service ("IRS") with respect to the November 12, 1996 transfers seeking to have the Company's S corporation status reinstated for the period from and after November 12, 1996. In addition, the Company has filed a statement with the IRS with respect to the May 14, 1999 transfer, pursuant to a published revenue procedure, to obtain automatic relief from the failure of the trust to file a timely election to be an eligible shareholder, and the restatement of the Company's S corporation status for the period from and after May 14, 1999.

    For the period including and subsequent to November 12, 1996, the Company has continued to file federal and state income tax returns as if it were an S corporation. If the IRS does not reinstate the Company's S corporation status from and after November 12, 1996, the Company will be required to file income tax returns as a C corporation for periods since November 12, 1996. As a result, the Company would be required to record an income tax liability payable in cash in the amount of approximately $3,600,000, including interest and possible penalties at December 31, 1999. In addition, the Company would be required to record a non-recurring income tax benefit and a corresponding net deferred income tax asset, which would have been approximately $940,000 (unaudited) as of December 31, 1999. The actual amount would be adjusted based on the tax effect of the difference in the basis for assets and liabilities for financial reporting and income tax purposes as of the date immediately preceding the completion of an initial public offering. Refer to Note 13 of the consolidated financial statements. Even if the IRS reinstates the Company's S corporation status, the S corporation status will terminate on the date immediately preceding the completion of an initial public offering, after which time the Company will be required to pay federal and state corporate-level income taxes on its taxable income as a C corporation.

                            SIMPLE TECHNOLOGY, INC.

9.  COMMITMENTS AND CONTINGENCIES:

DENSE-PAC MICROSYSTEMS, INC.

    On September 23, 1998, the Company filed a lawsuit against Dense-Pac Microsystems, Inc. in a United States District Court for infringement of the Company's IC Tower stacking patent. The Company is seeking damages and injunctive relief. On October 15, 1998, Dense-Pac filed an answer to the Company's complaint denying the claim of infringement, asserted a defense of patent invalidity against the IC Tower stacking patent and asserted a counterclaim against the Company for alleged infringement of its stacking patent. On November 12, 1998, the Company filed an answer to Dense-Pac's counterclaim denying Dense-Pac's claim of infringement against the Company and asserting a defense of patent invalidity. Dense-Pac is seeking injunctive relief and damages equal to 2% of the Company's sales of the IC Tower stacking products, plus interest. As of December 31, 1999, Dense-Pac sought damages, including interest, totaling approximately $400,000. Dense-Pac has also requested an award of attorneys' fees and treble damages and has reserved the right to seek unspecified lost profits as a result of the alleged infringement. The Company intends to pursue and defend its position vigorously. Trial is set for June 2000.

    The outcome of this litigation is uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Dense-Pac litigation, the Company has incurred, and expects to continue to incur, substantial legal fees and expenses. The Dense-Pac litigation has also diverted, and is expected to continue to divert, the efforts and attention of key management and technical personnel. As a result, the Company's pursuit and defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse, the Company would be required to pay significant monetary damages to Dense-Pac and would be enjoined from selling those products found to infringe Dense-Pac's patent unless and until the Company is able to negotiate a license from Dense-Pac. In the event the Company were to obtain a license from Dense-Pac, the Company would likely be required to make royalty payments to Dense-Pac with respect to sales of the products covered by the license. Any such payments would increase cost of revenues and reduce gross profits. There can be no assurances that the Company could enter into a license agreement with Dense-Pac on commercially reasonable terms, if at all. If the Company is required to pay significant monetary damages, is enjoined from selling any of the products or is required to make substantial royalty payments pursuant to any such license agreement, the Company's business would be significantly harmed. In addition, if the IC Tower stacking patent is found to be invalid, the Company's ability to exclude competitors from making, using or selling the same or similar products to the IC Tower stacking products would cease and the Company's business would be harmed. An adverse outcome could be material to the Company's financial position or results of operations.

INTERACTIVE FLIGHT TECHNOLOGIES, INC.

    On June 8, 1998, Interactive Flight Technologies, Inc. ("Interactive Flight") filed a lawsuit against Avnet, Inc. in a Superior Court of Arizona seeking an award for direct and consequential damages arising from a transaction in which the Company supplied allegedly defective hard disk drives to Avnet for inclusion in an in-flight entertainment system manufactured by Interactive Flight. The Company purchased the hard disk drives from Integral
Peripherals, Inc. ("Integral"), the manufacturer, through its distributor, Bell Microsystems, Inc. ("Bell"). Integral has since declared bankruptcy and is not party to this litigation. On July 16, 1998, Avnet filed a third party complaint against the Company for indemnification pursuant to the terms of a distribution agreement between Avnet and the Company. On September 18, 1998, the Company filed an answer denying the third party complaint and filed a

                            SIMPLE TECHNOLOGY, INC.

9. COMMITMENTS AND CONTINGENCIES: (CONTINUED) third party complaint against, among others, Bell seeking indemnification and contribution. On May 24, 1999, Interactive Flight filed a first amended complaint to add the Company as an additional defendant. On June 8, 1999, Avnet filed a cross claim against the Company seeking indemnification and contribution. On June 18, 1999, the Company answered the first amended complaint and Avnet's cross claim. The Company is the beneficiary of a potential insurance claim against the Chubb Group based on a policy of insurance originally issued to Integral by Chubb Group and assigned to the Company as part of a settlement reached in Integral's bankruptcy proceeding. Interactive Flight is seeking out-of-pocket damages of approximately $3,000,000 and consequential damages arising from alleged loss of contracts with several airline carriers totaling an additional $10,000,000. Trial is set for August 2000.

    The Company intends to pursue and defend its position vigorously. However, this litigation is in the discovery stage and the Company cannot predict its outcome with certainty. The litigation process is inherently uncertain. The Company has incurred, and expects to continue to incur, substantial legal fees and expenses. This litigation has diverted and is expected to continue to divert the efforts and attention of key management and technical personnel. As a result, the Company's pursuit and defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of this litigation be adverse, the Company would be required to pay significant monetary damages to Interactive Flight and Avnet and the Company's business would be harmed. In addition, the Company can give no assurance that Chubb will honor the claim for coverage to pay for damages arising out of this litigation. An adverse outcome could be material to the Company's financial position or results of operations.

MICRON ELECTRONICS, INC.

    On October 27, 1999, the Company received a letter from Micron Electronics, Inc. ("Micron"), requesting that the Company refrain from the manufacture, sale or offer to sell memory products which infringe on two of Micron's U.S. patents. The Company is presently evaluating Micron's patents and their relationship to the Company's memory products.

    If Micron concludes the Company's products infringe Micron's patents, the Company may be sued by Micron for patent infringement. Such litigation could result in significant expenses and diversion of management time and other resources. If Micron's patents are found to be valid and the memory products are found to infringe, the Company may lose the ability to manufacture, sell or offer to sell certain memory products, and the Company may have to seek a license from Micron in order to use its technology. Further, there can be no assurance that the Company would be able to secure a license from Micron on commercially reasonable terms, if at all.

OTHER LEGAL PROCEEDINGS

    The Company is currently not a party to any other material legal proceedings. However, the Company is involved in other suits and claims in the ordinary course of business, and the Company may from time to time become a party to other legal proceedings arising in the ordinary course of business.

    As is common in the industry, the Company currently has in effect a number of agreements to indemnify certain of its suppliers and customers for alleged patent infringement. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. The Company's insurance does not provide protection in such circumstances.

                            SIMPLE TECHNOLOGY, INC.

9.  COMMITMENTS AND CONTINGENCIES: (CONTINUED)
LEASE COMMITMENTS

    As discussed in Note 3, the Company leases its corporate office facilities and some manufacturing equipment from its shareholders and guarantees the related notes payable. In addition, the Company leases, under operating leases and capital leases, an office building and manufacturing equipment with initial noncancellable lease terms ranging from 4 to 6 years. Future scheduled minimum annual lease payments for the years ending December 31 are as follows:

                                                   CAPITAL                 OPERATING
                                                   LEASES       OTHER        LEASE        OTHER
                                                  (RELATED     CAPITAL      (RELATED    OPERATING
                                                   PARTY)       LEASES       PARTY)      LEASES
                                                  ---------   ----------   ----------   ---------
2000............................................  $ 573,600   $  516,539   $  228,000   $421,631
2001............................................    394,949      478,739      228,000    126,452
2002............................................      5,600      466,139      228,000         --
2003............................................         --      114,530      228,000         --
2004............................................         --           --      228,000         --
Thereafter......................................         --           --    3,439,000         --
                                                  ---------   ----------   ----------   --------
Net minimum lease payments......................    974,149    1,575,947   $4,579,000   $548,083
                                                                           ==========   ========
  Less, amounts representing interest...........    (74,616)    (179,324)
                                                  ---------   ----------
Present value of future minimum capital lease
  obligations...................................    899,533    1,396,623
  Less, current portion.........................   (514,105)    (424,173)
                                                  ---------   ----------
Capital lease obligations, less current
  portion.......................................  $ 385,428   $  972,450
                                                  =========   ==========

    Rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $1,092,000, $953,000 and $802,000, respectively. Refer to Note 3 for related party amounts.

REPURCHASE AGREEMENTS

    The Company is contingently liable at December 31, 1999 to various financial institutions on repurchase agreements in connection with wholesale inventory financing. In general, inventory would be repurchased by the Company upon customer default with a financing institution and then resold through normal distribution channels. The amount of potential product returns is estimated and provided for in the period of the sale for financial reporting purposes. As of December 31, 1999, the Company has never been required to repurchase inventory in connection with the customer default agreements noted above. However, there is no assurance that the Company will not be required to repurchase inventory, upon customer default, in the future. Sales under such agreements were approximately $3,600,000, $1,700,000 and $2,000,000 for the years ended
December 31, 1997, 1998 and 1999, respectively.

401(k) PLAN

    The Company has a 401(k) plan for employees with at least six months of service. The Company matches 50% of eligible employee contributions, limited to 10% of employee salaries. Participants in the Plan are 20% vested in the Company's contributions after two years of service and vest an additional 20% each year thereafter unless the Plan is terminated, whereby participants will become fully vested in the contributions made to date. For the years ended December 31, 1997, 1998 and 1999, the Company contributed approximately $254,000, $250,000 and $339,000, respectively.

                            SIMPLE TECHNOLOGY, INC.

10.  STOCK OPTION PLAN:

    The 1996 Incentive Stock Option Purchase Plan (the "Plan") provides for the direct sale of shares and the grant of options to purchase shares of the Company's common stock to employees, officers, consultants and directors. The Plan includes nonqualified stock options ("NSOs") and incentive stock options ("ISOs"). The option price for the ISOs and NSOs shall not be less than the fair market value of the shares of the Company's stock on the date of the grant. For ISOs, the exercise price per share may not be less than 110% of the fair market value of a share of common stock on the grant date for any individual possessing more than 10% of the total outstanding stock of the Company. The Board of Directors has the authority to determine the time or times at which options become exercisable. Options expire within a period of not more than ten years from the date of grant.

    The Plan provides for the issuance of up to 891,734 shares of common stock. A summary of the option activity under the Stock Option Plan is as follows:

                                                                             WEIGHTED
                                                                              AVERAGE
                                                                             PRICE PER
                                       INCENTIVE   NONQUALIFIED    TOTAL       SHARE
                                       ---------   ------------   --------   ---------
Balances at December 31, 1996........   563,188       88,494      651,682      $5.37
Granted..............................    20,000           --       20,000      $6.00
Exercised............................        --           --           --         --
Forfeited and/or expired.............   (83,562)          --      (83,562)     $5.37
                                        -------      -------      -------
Balances at December 31, 1997........   499,626       88,494      588,120      $5.39

Granted..............................    11,000       10,000       21,000      $6.00
Exercised............................        --           --           --         --
Forfeited and/or expired.............   (12,105)          --      (12,105)     $5.71
                                        -------      -------      -------
Balances at December 31, 1998........   498,521       98,494      597,015      $5.40

Granted..............................    86,695       15,664      102,359      $6.00
Exercised............................        --           --           --         --
Forfeited and/or expired.............   (24,834)      (6,875)     (31,709)     $5.62
                                        -------      -------      -------
Balances at December 31, 1999........   560,382      107,283      667,665      $5.48
                                        =======      =======      =======

Exercisable at December 31, 1997.....   296,873       57,152      354,025      $5.37
                                        =======      =======      =======
Exercisable at December 31, 1998.....   416,831       79,276      496,107      $5.38
                                        =======      =======      =======
Exercisable at December 31, 1999.....   514,893       99,125      614,018      $5.44
                                        =======      =======      =======

    As of December 31, 1999, options outstanding have a range of per share exercise prices between $5.37 and $6.00 and a weighted average remaining contractual life of 6.9 years.

    No compensation expense was recorded as a result of stock options granted to employees through December 31, 1998 as the fair value approximated the per share exercise price of the respective options granted. With respect to options granted to employees in 1999, there were 88,059 shares under options granted in January 1999 with an estimated fair market value of $8.00 per share, 13,000 granted in April 1999 and 1,300 granted in May 1999 with an estimated fair market value of $12.00 per share, all of which were granted at an exercise price of $6.00 per share. The difference between the exercise price and the fair market value at the date of grant of $262,000 is accounted for as unearned

                            SIMPLE TECHNOLOGY, INC.

10.  STOCK OPTION PLAN: (CONTINUED)
compensation and will be amortized to expense over the related service period. The Company recorded a total of approximately $120,000 as compensation expense for the year ended December 31, 1999 related to options granted to employees in 1999.

    Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue the intrinsic value method of accounting for stock options granted to employees and directors in accordance with APB Opinion No. 25 and related interpretations in accounting for stock option plans. Accordingly, no compensation cost has been recognized for its Plan other than that described above. Had compensation cost been determined based on the fair value at the grant dates for stock options under the Plan consistent with the method promulgated by SFAS No. 123, the Company's net income (loss) for the years ended December 31, 1997, 1998 and 1999 would have resulted in the pro forma amounts below:

                                                 YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                            1997         1998          1999
                                          ---------   -----------   -----------
Income (loss) before income taxes, as
  reported..............................  $(624,226)  $(2,140,413)  $11,984,836
Additional compensation expense per SFAS
  No. 123                                  (315,429)     (117,290)     (107,040)
                                          ---------   -----------   -----------
Pro forma income (loss) before provision
  (benefit) for income taxes............   (939,655)   (2,257,703)   11,877,796
Pro forma provision (benefit) for income
  taxes.................................      2,517        23,714      (513,342)
                                          ---------   -----------   -----------
Pro forma net income (loss).............  $(942,172)  $(2,281,417)  $12,391,138
                                          =========   ===========   ===========
Net income (loss) as reported...........  $(625,898)  $(2,162,895)  $12,502,804
                                          =========   ===========   ===========
Basic net income (loss) per share:
  Pro forma.............................  $   (0.16)  $     (0.38)  $      2.05
                                          =========   ===========   ===========
  As reported...........................  $   (0.10)  $     (0.36)  $      2.07
                                          =========   ===========   ===========
Diluted net income (loss) per share:
  Pro forma.............................  $   (0.16)  $     (0.38)  $      1.92
                                          =========   ===========   ===========
  As reported...........................  $   (0.10)  $     (0.36)  $      1.94
                                          =========   ===========   ===========
Weighted average shares outstanding:
  Basic.................................  6,035,706     6,035,706     6,035,706
                                          =========   ===========   ===========
  Diluted...............................  6,035,706     6,035,706     6,441,573
                                          =========   ===========   ===========

    The fair value of each option grant under the Plan was estimated on the date of the grant using the minimum value method as the Company is a nonpublic entity. This value is the current stock price less the present value of the exercise price for a stock that does not pay dividends. The assumptions used for the minimum value computation for the years ended December 31, 1997, 1998 and 1999 are as follows: the risk-free interest rate ranges from 4.39% to 6.41%; the exercise price is equal to the fair market value of the underlying common stock at the grant date, except in 1999 when the estimated fair

                            SIMPLE TECHNOLOGY, INC.

10.  STOCK OPTION PLAN: (CONTINUED)
market value per share under options granted is higher; the expected life of the option is the term to expiration, generally 5 years; the forfeiture rate is 8.0%; and the common stock will pay no dividends.

11.  RESTRUCTURING OF OPERATIONS:

    In December 1998, the Company adopted a plan to restructure its operations in Scotland in response to the increasingly competitive market conditions. The restructuring consisted of a series of planned actions, including the consolidation of the office and warehouse facility, the sale of machinery and equipment and a reduction in the number of employees. The restructuring charge recorded in 1998, included in general and administrative expenses, was $397,000 and related to estimated losses associated with the disposal of machinery and equipment ($234,000) and the consolidation of the office and warehouse facility ($163,000). The estimated severance costs associated with the reduction of 32 employees of approximately $157,000 were recognized in 1999 because the employees affected by the plan were not notified by the Company until early 1999.

    At December 31, 1998, the total restructuring charge of $397,000 is reflected on the Company's consolidated balance sheet in accrued and other liabilities. Also included in accrued and other liabilities at December 31, 1998 is $1,007,000 of unutilized deferred incentive grants originally awarded to the Company by governmental agencies of Scotland in 1996. Certain of these grants included reduced rental costs and the remaining grants were contingent on the Company maintaining certain levels of manufacturing activity and employee headcounts over a predetermined period of time. As a result of the restructuring decision at December 31, 1998, it was uncertain whether these grants would be partially forgiven or if the Company would be required to repay all such amounts and benefits previously received.

    In 1999, the Company ultimately incurred approximately $638,000 of charges associated with the disposal of machinery and equipment and the consolidation of the office and warehouse facility in Scotland, of which $397,000 was applied to the original restructuring liability with the remainder of $241,000 recognized in 1999 as a component of general and administrative expenses. In addition, the government of Scotland notified the Company in October 1999 that it would forgive approximately $603,000 of incentive grants, which was then recorded as a reduction to general and administrative expenses. Contingent on the Company maintaining certain minimum headcount levels through 2001, the government of Scotland further committed to forgive another $303,000 of incentive grants, which will remain as a component of accrued and other liabilities until such time as the amount is forgiven. The remaining $101,000 of deferred incentive grants was required to be repaid in two payments of approximately $51,500, both of which were paid in 1999.

12.  SEGMENT INFORMATION:

    The Company designs, manufactures and markets a comprehensive line of memory, storage and connectivity products used in high performance computing, networking and communications, consumer electronics and industrial applications. The Company provides both standard and specialty memory solutions for two reportable operating segments, Original Equipment Manufacturer and Aftermarket, based on dynamic random access memory, static random access memory and Flash memory technologies. The accounting policies for each of the reportable operating segments are the same as those described in Note 2.

                            SIMPLE TECHNOLOGY, INC.

12.  SEGMENT INFORMATION: (CONTINUED)
    Beginning in 1999, after completion of management information system enhancements, the Company used net sales and gross profit as the basis for evaluating the performance of its operating segments. The Company performed no such analysis in 1998 and 1997, since no such information was then available. The Company does not allocate operating expenses, interest or income taxes to operating segments. Due to the similarity of products manufactured for customers within each operating segment, the Company does not maintain separate records to identify assets by operating segment.

    Summarized financial information regarding the Company's reportable segments for the year ended December 31, 1999 is shown in the following table:

                                        ORIGINAL
                                       EQUIPMENT
                                      MANUFACTURER   AFTERMARKET    CONSOLIDATED
                                      ------------   ------------   ------------
Net revenues........................  $49,601,356    $142,991,917   $192,593,273
Cost of revenues....................   35,247,639     117,725,187    152,972,826
                                      -----------    ------------   ------------
  Gross profit......................  $14,353,717    $ 25,266,730   $ 39,620,447
                                      ===========    ============   ============

    International sales comprised 22.5%, 19.0% and 15.0% of the Company's revenues for the years ended December 31, 1997, 1998 and 1999, respectively. Foreign sales are shipped directly from the Company's foreign subsidiaries, while export sales are shipped domestically to the Company's foreign customers. During early 1999, the Company restructured its operation in Scotland to a sales office, resulting in a substantial shift of foreign sales to export sales. Financial information regarding the Company's international revenues is shown in the following table:

                                                YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                           1997          1998          1999
                                        -----------   -----------   -----------
Export................................  $12,685,942   $16,779,344   $28,852,113
Foreign...............................   23,044,685     6,425,700       121,069
                                        -----------   -----------   -----------
                                        $35,730,627   $23,205,044   $28,973,182
                                        ===========   ===========   ===========

                            SIMPLE TECHNOLOGY, INC.

13.  UNAUDITED PRO FORMA INFORMATION:

    In connection with the completion of the initial public offering of the Company's common stock, the Company will terminate its S corporation status for tax purposes, assuming reinstatement of the S corporation status as discussed in
Note 8. In addition, the Company will be required to record a nonrecurring income tax benefit and a corresponding net deferred income tax asset equal to the difference in the Company's basis for assets and liabilities for financial reporting and income tax purposes. Accordingly, the Company's unaudited pro forma consolidated balance sheet at December 31, 1999 includes net adjustments of approximately $940,000, which increase deferred tax assets in the aggregate by approximately $1,475,000 and deferred tax liabilities by approximately $535,000 assuming the Company ceased to be treated as an S corporation on December 31, 1999. The actual net increase in a nonrecurring income tax benefit and a corresponding increase in a net deferred income tax asset will be adjusted through the date immediately preceding the completion of this offering. The Company has calculated the pro forma deferred tax assets and liabilities and benefit for income taxes using the asset and liability approach in accordance with SFAS No. 109.

    The following presents the unaudited pro forma deferred tax assets and liabilities assuming the Company ceased to be treated as an S corporation on December 31, 1999:


Financial statement reserves................................  $1,145,000
Accrued expenses............................................     305,000
Stock options...............................................      48,000
Net operating loss carryforwards............................     103,000
Investment tax credits......................................     785,000
Other.......................................................      35,000
                                                              ----------
  Gross deferred tax asset..................................   2,421,000
  Less, Valuation allowance.................................    (103,000)
                                                              ----------
                                                               2,318,000
                                                              ----------
Accumulated depreciation....................................    (555,000)
Other.......................................................      (5,000)
                                                              ----------
  Gross deferred tax liability..............................    (560,000)
                                                              ----------
Net deferred tax asset......................................  $1,758,000
                                                              ==========

    Additionally, the unaudited pro forma balance sheet includes an adjustment to reflect a distribution to existing shareholders of an amount equal to the undistributed earnings from the date of the Company's formation through December 31, 1999, estimated to be approximately $13,645,000, including an amount to be retained by the Company equal to the estimated income tax liability, including interest and possible penalties, determined as if the Company were a C corporation for all periods commencing January 1, 1996 through December 31, 1999, estimated to be approximately $5,645,000, and an increase in net deferred tax assets of $940,000 assuming the Company's S corporation status had been reinstated and subsequently terminated on December 31, 1999. The unaudited pro forma balance sheet does not give effect to distributions, either to be paid or retained by the Company, to the existing shareholders concurrently with the completion of the offering related to the Company's earnings from January 1, 2000 to the date immediately preceding the completion of the offering.

                            SIMPLE TECHNOLOGY, INC.

13.  UNAUDITED PRO FORMA INFORMATION: (CONTINUED)
    The following provides a summary reconciliation of the effects of the unaudited pro forma adjustments to the Company's retained earnings:


Retained earnings as of December 31, 1999...................  $ 12,704,572
Distributions to existing shareholders, including amounts
  retained by the Company...................................   (13,644,603)
Pro forma income tax benefit, net...........................       940,031
                                                              ------------
  Pro forma retained earnings as of December 31, 1999.......  $         --
                                                              ============

14.  SUBSEQUENT EVENTS (UNAUDITED):

STOCK SPLITS:

    On       , 2000, the Board of Directors authorized a   for   stock split of
all outstanding common stock and common stock options. All share and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

    On       , 2000, the existing shareholders contractually committed to convert an aggregate of $3.0 million of additional paid-in capital originally
invested by them into       shares of common stock at the initial public
offering price upon completion of the offering. All share and per share amounts have been adjusted to give retroactive effect to this transaction for all periods presented, based on an estimated conversion price at the mid-range of the per share offering price of common stock in the prospectus.

                               INSIDE BACK COVER

    The Simple Technology logo is at the center of the page divided into four equal pictures. The top left picture depicts memory modules on two memory boards. The top right picture depicts two engineers testing and installing memory boards. The bottom left picture depicts an engineer examining a computer display showing a schematic of a memory module's placement on a circuit board. The bottom right picture depicts a Simple Technology CompactFlash-TM- card.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

DESCRIPTION
-----------
SEC registration fee........................................  $15,180.00
NASD filing fee.............................................    6,250.00
Printing and engraving expenses.............................           *
Blue Sky fees and expenses..................................           *
Legal fees and expenses.....................................           *
Accounting fees and expenses................................           *
Nasdaq National Market listing fee..........................           *
Transfer agent and registrar fees and expenses..............           *
Miscellaneous...............................................           *
                                                              ----------
      Total.................................................  $        *
                                                              ==========

------------------------

*   To be added by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our Amended and Restated Articles of Incorporation limit the personal liability of our directors for monetary damages to the fullest extent permitted by the California General Corporation Law (the "California Law"). Under the California Law, a director's liability to a company or its shareholders may not be limited (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) under Section 310 of the California Law concerning contracts or transactions between the Company and a director, or
(vii) under Section 316 of the California Law concerning directors' liability for improper dividends, loans and guarantees. The limitation of liability does not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation by a director of the director's fiduciary duty to the Company or its shareholders. The Company's Amended and Restated Articles of Incorporation also include an authorization for the Company to indemnify its "agents" (as defined in Section 317 of the California Law) through bylaw provisions, by agreement with the agents, vote of our shareholders or disinterested directors, or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Company's Amended and Restated Bylaws provide for indemnification of the Company's directors, officers and employees. In addition, the Company may, at its discretion, provide indemnification to persons whom the Company is not obligated to indemnify. The Amended and Restated Bylaws also allow the Company to enter into indemnity agreements with individual directors, officers, employees and other agents. These indemnity agreements have been entered into with all directors and executive officers and provide the maximum indemnification permitted by law. These agreements, together with the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, may require the Company, among other things, to indemnify these directors or executive officers (other than for liability resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms.
Section 317 of the California Law and the Company's Amended and Restated Bylaws make provision for the indemnification of officers, directors and other agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expense incurred) arising under the Securities Act of 1933. The Company is not aware of any pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. See "Business--Legal Proceedings." Moreover, the Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. The Company believes that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. The Company currently maintains directors' and officers' liability insurance.

    The Underwriting Agreement provides for indemnification by the underwriters of Simple Technology and its officers and directors, and by Simple Technology of the underwriters, for certain liabilities arising under the Securities Act of 1933, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The following is a summary of transactions by Simple Technology during the past three years involving sales of our securities that were not registered under the Securities Act of 1933:

    Since January 1, 1997, we have granted options to purchase an aggregate of shares of common stock to our directors, executive officers, employees and
consultants at exercise prices of $      to       per share. No options have
been exercised.

    Upon the completion of this offering, we will issue      shares of common
stock at the initial public offering price to our existing shareholders upon their contribution to us of the additional paid-in capital notes.

    The sale and issuance of securities in the above transactions were deemed to be exempt from registration under the Securities Act of 1933 by virtue of
Section 4(2) or Rule 701 thereof, as transactions by an issuer not involving a public offering under the Securities Act of 1933. Appropriate legends have been or will be affixed to the stock certificates issued in such transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

    See Exhibit Index at page II-7.

(b) Financial Statement Schedules

    See page II-4.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in denominations as required by the underwriters and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                         FINANCIAL STATEMENT SCHEDULES

The Shareholders and Board of Directors

Simple Technology, Inc.

Our audits of the consolidated financial statements of Simple Technology, Inc. referred to in our report dated February 25, 2000 appearing in this registration statement on Form S-1 also included an audit of the financial statement schedule listed in Item (16)(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Costa Mesa, California
February 25, 2000

                            SIMPLE TECHNOLOGY, INC.
    SCHEDULE II--CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
               FOR THE YEARS ENDED DECEMBER 31, 1997, 1998, 1999

                                                                 ACCOUNTS               INVENTORY
                                                           RECEIVABLE ALLOWANCES   VALUATION ALLOWANCE
                                                           ---------------------   -------------------
Balance, December 31, 1996...............................       $  805,079             $  2,095,932
Charged to operations....................................          482,205                1,252,557
Write-offs...............................................         (101,445)              (1,399,730)
                                                                ----------             ------------
Balance, December 31, 1997...............................        1,185,839                1,948,759
Charged to operations....................................           67,404                  592,513
Write-offs...............................................         (527,440)              (1,051,315)
                                                                ----------             ------------
Balance, December 31, 1998...............................          725,803                1,489,957
Charged to operations....................................          115,624                  698,023
Write-offs...............................................          (69,621)                (107,759)
                                                                ----------             ------------
Balance, December 31, 1999...............................       $  771,806             $  2,080,221
                                                                ==========             ============

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California on March 13, 2000.

                                                       SIMPLE TECHNOLOGY, INC.

                                                       By:  /s/ MANOUCH MOSHAYEDI
                                                            -----------------------------------------
                                                            Manouch Moshayedi
                                                            CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF
                                                            THE BOARD OF DIRECTORS

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Manouch Moshayedi and Dan Moses, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

              SIGNATURE                                  TITLE                           DATE
              ---------                                  -----                           ----
/s/ MANOUCH MOSHAYEDI                  Chief Executive Officer and and Chairman       March 13, 2000
----------------------------           of the Board of Directors
Manouch Moshayedi

/s/ MIKE MOSHAYEDI                     President and Director                         March 13, 2000
----------------------------
Mike Moshayedi

/s/ MARK MOSHAYEDI                     Chief Operating Officer, Chief Technical       March 13, 2000
----------------------------           Officer, Secretary and Director
Mark Moshayedi

/s/ DAN MOSES                          Chief Financial Officer (Principal             March 13, 2000
----------------------------           Financial and Accounting Officer) and
Dan Moses                              Director

                                 EXHIBIT INDEX

NUMBER                  DESCRIPTION
---------------------   -----------
     1.1                *Form of Underwriting Agreement

     3.1                *Amended and Restated Articles of Incorporation of the
                        Registrant, as currently in effect

     3.2                Amended and Restated Bylaws of the Registrant, as currently in effect

     4.1                See Exhibits 3.1 and 3.2 for provisions of the Amended and
                        Restated Articles of Incorporation and Amended and Restated
                        Bylaws for the Registrant defining the rights of holders of
                        Common Stock of the Registrant

     4.2                *Specimen Stock Certificate

     5.1                *Opinion of Brobeck, Phleger & Harrison LLP

    10.1                *Lease, dated February 2, 1994, by and between MDC Land
                        Corporation and the Registrant, as currently in effect

    10.2 *Industrial Real Estate Lease, dated December 20, 1995, by and between David Pick, Trustee of the David Pick and Beatrice A. Pick Trust Dated March 10, 1994 and the
                        Registrant, as currently in effect

    10.3                Credit Agreement, dated August 3, 1999, between the
                        Registrant and Comerica Bank

    10.4                *Security Agreement, dated August 3, 1999, by the Registrant and Comerica Bank

    10.5                *2000 Stock Incentive Plan

    10.6                *2000 Employee Stock Purchase Plan

    10.7 *Form of Indemnification Agreement between the Registrant and each of its directors and officers

    10.8                Form of Employment Agreement for Executive Officers of the
                        Registrant (including a schedule of substantially identical agreements)

    10.9                *Tax Distribution and Indemnity Agreement, dated       ,
                        2000, by and between the Registrant and each of the
                        Registrant's shareholders

   10.10+               *Sales Agreement, dated April 30, 1998, by and between
                        Hitachi Semiconductor (America) Inc. and the Registrant

    10.11               Equipment Lease, dated June 1, 1996, by and between MDC Land
                        Corporation and the Registrant, as currently in effect

    10.12               Equipment Lease, dated September 1, 1996, by and between MDC
                        Land Corporation and the Registrant, as currently in effect

    10.13               Equipment Lease, dated October 1, 1996, by and between MDC
                        Land Corporation and the Registrant, as currently in effect

    10.14               Equipment Lease, dated January 1, 1997, by and between MDC
                        Land Corporation and the Registrant, as currently in effect

    10.15               Equipment Lease, dated February 1, 1997, by and between MDC
                        Land Corporation and the Registrant, as currently in effect

NUMBER                  DESCRIPTION
---------------------   -----------
    10.16               Equipment Lease, dated April 1, 1997, by and between MDC
                        Land Corporation and the Registrant, as currently in effect

    10.17               *Small Business Administration Guaranty, dated February 2,
                        1994

    10.18 *Guaranty, dated March 5, 1996, by the Registrant in favor of Lyon Credit Corporation

    21.1                *List of subsidiaries of the Registrant

    23.1                Consent of PricewaterhouseCoopers LLP

    23.2                *Consent of Counsel (included in Exhibit 5.1)

    24.1                Power of Attorney (see page II-6)

    27.1                Financial Data Schedule

------------------------

*   To be filed by amendment.

+ Confidential treatment will be requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions will be omitted from this exhibit and will be filed separately with the Commission.